



ROCK-TENN COMPANY

ROCK-TENN COMPANY 2005 ANNUAL REPORT

ON THE COVER:

AJIT PATEL
Manager of Paperboard
Quality Systems

NANCY GARNER
Chief Financial Officer and
Treasurer of RTS Packaging, LLC

KENNETH SHELTON
Slitter Operator
Stone Mountain Folding

ROCIO PADILLA
Bander Operator
Norcross Corrugated

GEORGE TURNER
Vice President of Six Sigma

SANTIAGO TAGTACHIAN
Director of Minority Business
Development

For Rock-Tenn, 2005 was a year of continued improvement and a strategic acquisition that will bring stronger operating results to our business.

ROCK-TENN FISCAL 2005 HIGHLIGHTS:

- Net sales increased 9.6% to $1.73 billion
- Income from continuing operations of $17.6 million
- Adjusted EBITDA increased 4.6% to $147.6 million
- Annual dividend increased 5.9% to $0.36 per share
- Packaging Products segment sales of $994.0 million and operating income of $33.4 million
- Merchandising Displays and Corrugated Packaging segment sales of $333.8 million and operating income of $21.1 million
- Paperboard segment sales of $615.4 million and operating income of $31.6 million
- Acquired assets of Gulf States Paper Corporation's Paperboard and Packaging business
  - Improved asset base by acquiring one of the lowest cost bleached paperboard mills in North America
  - Became the second largest folding carton manufacturer in North America
  - Broadened customer base and end markets for converted products
  - Pro forma adjusted EBITDA margin improved to 11% from adjusted EBITDA margin of 8%
  - In four months since the acquisition, realized $18 million of the $25 million of expected annual synergies related to the acquisition
  - Reduced pro forma net debt by $72.5 million since the acquisition



05 1,733.5
04 1,581.3
03 1,433.3

NET SALES
(in millions of dollars)



05 0.36
04 0.34
03 0.32

DIVIDENDS PAID PER COMMON SHARE *(in dollars)*



05 208
05 148
04 141
03 149

Adjusted EBITDA & Credit Agreement EBITDA
(in millions of dollars)

☐ Adjusted EBITDA
■ Credit Agreement EBITDA

TABLE OF CONTENTS

Letter To Shareholders
Demopolis Mill
Folding Carton Leadership Team
Claremont Facility
Alliance Division
Directors and Officers
Form 10-K
Appendix – Non-GAAP Reconciliation
IBC Shareholder Information

This page and other pages in this annual report contain non-GAAP information. A reconciliation to comparable GAAP numbers can be found in the appendix of this annual report.

JAMES A. RUBRIGHT
Chairman and Chief Executive Officer



Dear Shareholders,

In June 2005, we acquired Gulf States Paper Corporation's bleached board mill and 11 folding carton plants and thereby significantly strengthened our company's position in our core integrated paperboard and folding carton business. The Demopolis, Alabama, bleached board mill is one of the lowest cost bleached board mills in North America and has operated at full capacity for more than three years, as it has since we acquired it. The market structure and cost environment have favored virgin paperboard mills over coated recycled paperboard mills over at least the last business cycle, so the opportunity to acquire this premier asset in the heart of our core business could not have fit better with our strategy of using our financial strength to improve our business mix and our competitiveness in our core business. The 11 folding carton plants we acquired brought a great customer base with little overlap to Rock-Tenn's existing customers and broadened our technical and geographic footprint.

At 6.2 times pro forma adjusted EBITDA for the 53 weeks ended April 3, 2005, we thought the $550 million purchase price for these assets was compelling, given the quality of the people, the customers and the physical assets and the opportunities we see for significant cost improvement. Since joining us in June, these 1,900 new Rock-Tenn employees have far exceeded our expectations. The mill's earnings have been ahead of expectations and they set several operating records in the few months they have been part of Rock-Tenn. The folding carton plants have also exceeded our expectations, operating with strong volumes and financial results ahead of our plans and well ahead of last year.


FOLDING CARTON END MARKETS
16% Other
22% Dry Food
11% Medicinal & Cosmetic
10% Frozen Food
5% Retail & QSR
11% Paper Goods
5% Other Wet Foods
9% Butter & Ice Cream
11% Perishable Bakery

In our acquisition economics, we assumed that we would lose some of the Gulf States folding carton customers, particularly as we believed that we would close several folding carton plants as we integrated the two plant systems. We did in fact close two plants, but so far we have lost very little business. Our approach has been to identify operating improvements that will benefit our customers as well as achieve the cost synergies we need from the acquisition, and our new customers have been very supportive of our efforts.

Our numbers reflect the initial success of the acquisition. We had forecast earnings accretion in the range of 50–55 cents per share for fiscal 2006 when we felt we would have the initial integration well in hand. In the event, the acquisition was 9 cents per share accretive in the first month alone, and was well ahead of our annualized expectation in the first full quarter that ended in September. Indeed, by September 2005, we had reduced our net debt to $876 million, representing an implied $72.5 million reduction from our March 31, 2005, pro forma net debt adjusted to reflect the borrowing of the purchase price, again well ahead of our announced target to reduce debt by $180 million by September 2007.

Turning to our historic operations, the first two quarters of fiscal 2005 were disappointing. Tons and volumes were down in our coated recycled mills and folding carton plants and volumes were weak in our display and corrugated packaging businesses. These lower volumes and higher costs for energy, chemicals and freight resulted in much lower margins in our packaging and display segments for the first half of the year. Margins in our paperboard segment improved in the first half of the year due to much better performance

ROCK-TENN COMPANY BUSINESS MIX

Combination Creates a More Attractive Business Mix and Broadens the Customer Base


SALES
LEGACY ROCK-TENN SALES
23% Paperboard
57% Packaging Products
20%
Merchandising Displays & Corrugated Packaging
$1,595 Million
GSPP SALES
30% Pulp & Paperboard
70% Packaging
$487 Million
COMBINED PRO FORMA SALES
24% Paperboard
60% Packaging Products
16%
Merchandising Displays & Corrugated Packaging
$2,082 Million


INCOME
LEGACY ROCK-TENN SEGMENT INCOME
25% Paperboard
43% Packaging Products
32%
Merchandising Displays & Corrugated Packaging
$73 Million
GSPP SEGMENT INCOME
Packaging
9%
91% Pulp & Paperboard
$38 Million
COMBINED PRO FORMA SEGMENT INCOME
35% Packaging Products
47% Paperboard
18%
Merchandising Displays & Corrugated Packaging
$125 Million

Rock-Tenn information is for trailing 12 months ended March 31, 2005. GSPP information is for trailing 53 weeks ended April 3, 2005.

PAPERBOARD
Demopolis, Alabama


ROCK-TENN COMPANY
PROJECTED U.S. BLEACHED PAPERBOARD CAPACITY AND OPERATING RATES
95%
96%
93%
94%
93%
93%
5.9
5.9
6.0
6.0
6.0
6.1
2005E
2006E
2007E
2008E
2009E
2010E

Operating Rate
Capacity in Millions of Tons

Source: RISI
Numbers are on a calendar year basis.

The Demopolis Mill is one of the lowest cost bleached paperboard mills in North America. The mill's design, process flow, recovery boiler and access to fiber contribute to its low cost structure. Approximately half of the mill's production is converted by Rock-Tenn Company facilities and half is sold to third parties.


MERCHANDISING DISPLAYS AND CORRUGATED PACKAGING SEGMENT SALES
Fiscal 1996 – Fiscal 2005, in millions
$400
$300
$200
$100
1996
1999
2002
2005

by our specialty recycled mills and to continuing price recovery of the escalating fiber and energy costs we saw in fiscal 2004. In the second half of the year our margins improved across our businesses as volumes improved. In addition, we continued to realize higher prices for paperboard and our display business mix improved and margins returned to acceptable levels.

These results came from a broad array of initiatives across our businesses. In our mills we have been working on a range of projects to reduce our energy consumption, where natural gas and oil price increases continued to climb across the year. Since September 30, 2004, our project teams have implemented energy solutions that have reduced the amount of natural gas and oil we purchase in our recycled mills by .7 billion cubic feet equivalent per year, over 10% of our annual purchases.

Our merchandising display business continued to broaden and deepen its value proposition to our core customers by becoming the recognized leader in theft deterrent, promotional displays and cost reducing innovations in display systems. In fiscal 2005, we also added a team of 15 professionals with outstanding brand management and brand globalization skills to our display business. Our folding carton plants continued their focus on cost reductions and capital efficiency driven in part by steps we took to anticipate integrating the Gulf States folding carton plants.

In connection with the Gulf States acquisition we named a new leadership team for our folding carton business led by Mike Kiepura and the team of eight leaders pictured on page six. This new team's goal is to integrate our 27 folding carton plants into

FOLDING CARTON
Leadership Team



(Left to right) Front row: Raymond Beaulieu, *Senior Vice President, Northeast Region*; Mike Sheffield, *Senior Vice President, Integration*; Mike Kiepura, *Executive Vice President, Folding Carton Division. Middle row:* Bob West, *Senior Vice President, Customer Support/GSD Packaging joint venture;* Gary Adreon, *Senior Vice President, North Central Region. Back row:* Chuck Obermeyer, *Senior Vice President, Southeast Region*; Patrick Smithey, *Senior Vice President, South Central Region*; Pierre Beaudoin, *Senior Vice President, Wilco Group*; Scott Swan, *Senior Vice President, Sales and Marketing.*



FOLDING CARTON
Claremont, North Carolina

The acquired folding carton facilities increase our geographical footprint in the eastern United States, complement our technological abilities and increase our customer diversification. Following the acquisition, we realigned our folding carton division to ensure integrated decision-making that maximizes plant utilization, our employees' expertise and our ability to provide packaging solutions to our customers. The Claremont facility pictured above prints and cuts cartons on high-speed web offset presses with electron beam curing that meet the demanding printing requirements of the frozen food and other market segments.


FOLDING CARTON INDUSTRY SHIPMENTS
Shipments in Millions by Rock-Tenn Fiscal Year
$9,500
$9,000
$8,500
$8,000
1999
2000
2001
2002
2003
2004
2005

Source: PPC

one seamless network of plants with the greatest capabilities in our industry, the lowest costs and the broadest customer base. We selected these leaders based on their demonstrated commitment to operational excellence and continuing innovation.

Throughout Rock-Tenn we will continue to focus on improving our processes with the goal of achieving consistent operational excellence in everything we do. We will undertake a major financial systems and process overhaul this year to simplify and reduce the costs of our financial processes. We believe we can significantly reduce our support costs and our excessive Sarbanes-Oxley compliance costs (which were $4.5 million to third parties alone for fiscal 2005's certification) by modernizing and streamlining our financial systems. We have not yet announced a savings target or project cost, but we should have our plans and expectations in hand by midyear fiscal 2006.

All these initiatives and the Gulf States acquisition position us very well to post much better results in fiscal 2006. Over the course of the year we expect to see our packaging segment margins improve, our display segment margins improve and show significant sales growth in the second half of the year, and our mill segment earnings reflect the impact of the earnings potential of our bleached board mill. The dark cloud over next year is the extreme escalation of natural gas and oil costs, which also drive much higher chemical and freight costs. As I write, the 12-month natural gas NYMEX strip price is $12.28 per MMBtu, which is $5.13 per MMBtu higher than our average price in fiscal 2005. On an annual basis this represents

ALLIANCE DIVISION
MAX*Lite*™ PDQ

MAX*Lite*™ PDQ

Our Alliance division manufactures innovative merchandising solutions for consumer products companies. The MAX*Lite*™ PDQ is a unique, cost-effective shelf display with a theft deterrent option. The MAX*Lite*™ PDQ features large panels for maximum graphic impact, and its design allows for improved in-store display placement efficiency by allowing for the placement of two PDQs on one shelf. The MAX*Lite*™ PDQ also addresses retailers' environmental concerns by reducing the material needed for a promotional campaign and reducing transportation requirements due to its unique design feature that reduces its cube size in the distribution process.


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PRO FORMA PAPERBOARD MILL ENERGY CONSUMPTION
Percent of MMBtu's Purchased in Fiscal 2005


14%
Electricity
19%
Steam
6%
Coal
12%
Bark/Wood
Waste Fuel
6%
Fuel Oil
43%
Natural Gas

PRO FORMA FOLDING CARTON PAPERBOARD SUBSTRATE CONVERSION
Percent of Tons Converted in Fiscal 2005


17%
Unbleached
Paperboard
36%
Coated
Recycled
42%
Bleached
Paperboard
4%
Uncoated
Recycled
1%
Other

RECYCLED PAPERBOARD MILL
Fiber and Energy Cost Per Ton Fiscal 2000 – Fiscal 2005


$100
$ 80
$ 60
$ 40
2000
2001
2002
2003
2004
2005
Fiber
Energy


PRO FORMA FOLDING CARTON
CUSTOMER BASE
35%
51%
66%
TOP 10 CUSTOMERS
TOP 25 CUSTOMERS
TOP 50 CUSTOMERS
Total Sales

approximately $30 million in higher costs to Rock-Tenn for natural gas alone. As a result of these natural gas cost increases, we expect that we will see severely depressed earnings from our coated mills sharply reducing the earnings improvement in our other businesses.

These are challenges we are prepared to meet. Our mills are well positioned on the cost curve given our aggressive investments to apply technology to reduce costs and energy consumption, we have very good opportunities to optimize our folding carton operations and continue to take out costs, and we expect renewed growth in our merchandising display segment. We believe fiscal 2006 will be a year marked by extreme challenges in the winter due to high energy costs followed by the chance for visible earnings improvement over the second half of the year flowing from the efforts of our 9,600 hardworking, innovative leaders working together to make Rock-Tenn a great place to work, and a great supplier to over 6,000 customers.

Best Regards,

James A. Rubright
Chairman and Chief Executive Officer
December 13, 2005

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

STEPHEN G. ANDERSON, M.D.
Naples, Florida
Audit Committee; Nominating and Corporate Governance Committee

J. HYATT BROWN
Chairman and Chief Executive Officer
Brown & Brown, Inc.
Daytona Beach, Florida
Executive Committee; Nominating and Corporate Governance Committee

ROBERT B. CURREY
Chairman and Chief Executive Officer
Currey & Company, Inc.
Atlanta, Georgia
Audit Committee

RUSSELL M. CURREY
Executive Vice President and General Manager – Corrugated Packaging Division
Rock-Tenn Company
Norcross, Georgia

G. STEPHEN FELKER
Chairman and Chief Executive Officer
Avondale Incorporated
Monroe, Georgia
Compensation Committee

L.L. GELLERSTEDT III
President, Office/Multi-Family Division
Cousins Properties, Inc.
Atlanta, Georgia
Compensation Committee

JOHN D. HOPKINS
Counsel
Womble Carlyle Sandridge & Rice, PLLC
Atlanta, Georgia
Executive Committee; Nominating and Corporate Governance Committee

JAMES W. JOHNSON
President and Chief Executive Officer
McCranie Tractor Company
Unadilla, Georgia
Nominating and Corporate Governance Committee

JAMES A. RUBRIGHT
Chairman and Chief Executive Officer
Rock-Tenn Company
Norcross, Georgia
Executive Committee

JOHN W. SPIEGEL
Ponte Vedra, Florida
Audit Committee; Executive Committee; Compensation Committee

JAMES E. YOUNG
President and Chief Executive Officer
Citizens Trust Bank
Atlanta, Georgia
Audit Committee

EXECUTIVE OFFICERS

JAMES A. RUBRIGHT
Chairman and Chief Executive Officer

DAVID E. DREIBELBIS
Executive Vice President and General Manager – Paperboard Division

MICHAEL E. KIEPURA
Executive Vice President and General Manager – Folding Carton Division

JAMES L. EINSTEIN
Executive Vice President and General Manager – Alliance Division

STEVEN C. VOORHEES
Executive Vice President and Chief Financial Officer

ROBERT B. MCINTOSH
Senior Vice President, General Counsel and Secretary

DIVISION EXECUTIVES

RUSSELL M. CURREY
Executive Vice President and General Manager – Corrugated Packaging Division

STEPHEN P. FLANAGAN
Executive Vice President and General Manager – Recycled Fiber Division

THOMAS J. GARLAND
Executive Vice President and General Manager of Mill Operations – Paperboard Division

RICHARD E. STEED
President and Chief Executive Officer – RTS Packaging, LLC

CORPORATE EXECUTIVES

JENNIFER GRAHAM-JOHNSON
Vice President – Benefits

GREGORY L. KING
Vice President – Risk Management and Treasurer

LARRY S. SHUTZBERG
Vice President – Chief Information Officer

GEORGE W. TURNER
Vice President – Six Sigma

JACQUELINE M. WELCH
Vice President – Employee and Organizational Effectiveness

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
DEC 28 2005
185

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to_________

Commission file number 0-23340

ROCK-TENN COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Georgia (State or Other Jurisdiction of Incorporation or Organization)	**62-0342590** (I.R.S. Employer Identification No.)
504 Thrasher Street, Norcross, Georgia (Address of Principal Executive Offices)	**30071** (Zip Code)

Registrant's Telephone Number, Including Area Code: **(770) 448-2193**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Class A Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark if the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common equity held by non-affiliates of the registrant as of March 31, 2005, the last business day of the registrant's most recently completed second fiscal quarter (based on the last reported closing price of $13.30 per share of Class A Common Stock as reported on the New York Stock Exchange on such date), was approximately $380 million.

As of December 8, 2005, the registrant had 36,417,342 shares of Class A Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on January 27, 2006, are incorporated by reference in Parts II and III.

ROCK-TENN COMPANY

INDEX TO FORM 10-K

		Page Reference
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	13
Item 2.	Properties	13
Item 3.	Legal Proceedings	14
Item 4.	Submission of Matters to a Vote of Security Holders	14
	PART II	
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
Item 6.	Selected Financial Data	16
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	37
Item 8.	Financial Statements and Supplementary Data	40
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	95
Item 9A.	Controls and Procedures	95
Item 9B.	Other Information	96
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	96
Item 11.	Executive Compensation	96
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	96
Item 13.	Certain Relationships and Related Transactions	96
Item 14.	Principal Accounting Fees and Services	96
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	97

PART I

Item 1. *BUSINESS*

*Unless the context otherwise requires, "**we,**" "**us,**" "**our**" or "**Rock-Tenn**" refers to the business of Rock-Tenn Company and its consolidated subsidiaries, including RTS Packaging, LLC, which we refer to as "**RTS**"* and GSD Packaging, LLC, which we refer to as *"**GSD.**" We own 65% of RTS and conduct our interior packaging business through RTS. We own 60% of GSD and conduct some folding carton operations through GSD. These terms do not include Seven Hills Paperboard, LLC, which we refer to as "**Seven Hills.**" We own 49% of Seven Hills, a manufacturer of gypsum paperboard liner, which we do not consolidate for purposes of our financial statements. All references in the accompanying financial statements and this Annual Report on Form 10-K to aggregated data regarding sales price per ton and fiber, energy, chemical and freight costs with respect to our recycled paperboard mills excludes that data with respect to our Aurora, Illinois, recycled paperboard mill. We exclude that data because the Aurora operation sells only converted products. All other references herein to operating data with respect to our recycled paperboard mills, including tons data and capacity utilization rates, includes operating data from our Aurora recycled paperboard mill.*

General

We are primarily a manufacturer of packaging, merchandising displays, and paperboard. We operate a total of 93 facilities located in 26 states, Canada, Mexico, Chile and Argentina.

On June 6, 2005, we acquired from Gulf States Paper Corporation and certain of its related entities (which we refer to collectively as **"Gulf States"**) substantially all of the assets of Gulf States' Paperboard and Packaging operations (which we refer to as **"GSPP"**) and assumed certain of Gulf States' related liabilities for an aggregate purchase price of $552.2 million, net of cash received of $0.7 million, including expenses. We refer to this acquisition as the **"GSPP Acquisition"**. Pursuant to the GSPP Acquisition we acquired a bleached paperboard mill in Demopolis, Alabama, which includes a pulp mill and a chip mill (which we refer to collectively as the **"bleached paperboard mill"**) and 11 folding carton plants.

Products

We report our results of operations in three segments: (1) the Packaging Products segment, (2) the Merchandising Displays and Corrugated Packaging segment, and (3) the Paperboard segment. For financial information relating to our segments, please see Item 8, ***"Financial Statements and Supplementary Data."*** For financial information related to our non-US operations, see ***"Note 16. Segment Information"*** of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

Packaging Products Segment

In our Packaging Products segment, we manufacture folding cartons and solid fiber interior packaging.

Folding Cartons. We believe that we are the second largest producer of folding cartons in North America. Customers use our folding cartons to package frozen, dry and perishable food items for the retail sale and quick-serve markets; beverages; paper goods; automotive products; hardware; health care and nutritional food supplement products; household goods; healthcare and beauty aids; recreational products; textiles; apparel; and other products. We also manufacture express envelopes for the overnight courier industry. Folding cartons typically protect customers' products during shipment and distribution and employ graphics to promote them at retail. We manufacture folding cartons from recycled or virgin paperboard, including high strength paperboard, laminated paperboard and various substrates with specialty characteristics such as grease masking and microwaveability. We print, coat, die-cut and glue the paperboard in accordance with customer specifications. We then ship finished cartons to customers' plants for assembling, filling and sealing. By employing a broad range of offset, flexographic, gravure, backside printing, and double coating technologies, we are able to meet a broad range of folding carton applications. We support our customers in creating new packaging solutions through our product development, graphic design and packaging systems service groups. Sales of folding cartons to unaffiliated customers accounted for 49.1%, 48.8%, and 46.5% of our net sales in fiscal 2005, 2004, and 2003, respectively.

We believe that the GSPP Acquisition gives us increased geographic and technical coverage of the North American markets with a more diversified customer base, and the folding carton converting operations have complementary end markets, paper substrates and customers. The GSPP folding carton plants serve primarily the food and food service markets and the pharmaceutical and health and beauty markets. Three of the GSPP plants are part of a joint venture with Dopaco, Inc., in which we have a 60% interest and which manufactures take-out food pail products.

Interior Packaging. Our subsidiary, RTS, specializes in the design and manufacture of fiber partitions and die-cut paperboard components. We believe that we are the largest manufacturer of solid fiber partitions in North America. We market our solid fiber partitions principally to glass container manufacturers and producers of beer, food, wine, cosmetics and pharmaceuticals. We also manufacture specialty agricultural packaging for specific fruit and vegetable markets and sheeted separation products for various industries. We also manufacture partitioned shipping cases to include stand-alone point-of-purchase display systems. We manufacture solid fiber interior packaging primarily from 100% recycled specialty paperboard. Our solid fiber interior packaging is made from varying thicknesses of single ply and laminated paperboard to meet different structural requirements, including those required for high speed casing, de-casing and filling lines. We focus on developing high quality, value-added interior packaging products for specific applications to meet customers' packaging needs. We employ primarily proprietary manufacturing equipment developed by our engineering services group. This equipment delivers high-speed production that allows for rapid turnaround on large jobs and specialized capabilities for short-run, custom applications. RTS operates in North America, Mexico, Chile, and Argentina. Sales of interior packaging products to unaffiliated customers accounted for 8.0%, 8.4%, and 9.1% of our net sales in fiscal 2005, 2004, and 2003, respectively.

Merchandising Displays and Corrugated Packaging Segment

In our Merchandising Displays and Corrugated Packaging segment, we manufacture temporary and permanent point-of-purchase displays, corrugated packaging, and corrugated sheet stock.

Merchandising Displays. We believe that we are one of the largest manufacturers of temporary promotional point-of-purchase displays in North America. We design, manufacture and, in most cases, pack temporary displays for sale to consumer products companies. These displays are used as marketing tools to support new product introductions and specific product promotions in mass merchandising stores, supermarkets, convenience stores, home improvement stores and other retail locations. We also design, manufacture and, in some cases, pre-assemble permanent displays for the same categories of customers. Temporary displays are constructed primarily from corrugated paperboard and generally are not restocked with products. Permanent displays are restocked and, therefore, are constructed primarily from metal, plastic, wood and other durable materials. We also provide contract packing services such as multi-product promotional packing, including "buy one, get one free" and complementary or free product promotions. We also manufacture lithographic laminated packaging for sale to our customers that require packaging with high quality graphics and strength characteristics. Sales of our merchandising displays and lithographic laminated packaging to unaffiliated customers accounted for 13.1%, 15.0%, and 15.4% of our net sales in fiscal 2005, 2004, and 2003, respectively.

Corrugated Packaging. We manufacture corrugated packaging for sale to the industrial products and consumer products markets and corrugated sheet stock for sale to corrugated box manufacturers. These products are manufactured in a range of flute configurations and our packaging includes a wide array of structural designs. We market corrugated packages and corrugated sheet stock products primarily in the southeastern United States. To make corrugated sheet stock, we feed linerboard and corrugating medium into a corrugator that flutes the medium to specified sizes, glues the linerboard and fluted medium together and slits and cuts the resulting corrugated paperboard into sheets in accordance with customer specifications. We also convert corrugated sheets into corrugated products ranging from one-color protective cartons to graphically brilliant point-of-purchase containers and displays. We assist our customers in developing solutions through our structural design and engineering services groups. Sales of our corrugated packaging products to unaffiliated customers accounted for 6.0%, 4.8%, and 4.6% of our net sales in fiscal 2005, 2004, and 2003, respectively.

Paperboard Segment

In our Paperboard segment, we collect recovered paper and produce paperboard products.

Paperboard. We believe we are one of the largest U.S. manufacturers of 100% recycled paperboard. We market our coated recycled and specialty paperboard to manufacturers of folding cartons, solid fiber interior packaging, book cover and laminated paperboard furniture components, tube and core products, set-up boxes and other paperboard products. We also manufacture recycled corrugating medium, which we sell to corrugated sheet manufacturers. Through our Seven Hills joint venture with Lafarge North America, Inc. (**"Lafarge"**), we manufacture gypsum paperboard liner for sale to Lafarge.

Our bleached paperboard mill manufactures bleached paperboard and southern bleached softwood kraft pulp. Based on a study by Jaakko Pöyry Consulting conducted for us during our due diligence process for the GSPP Acquisition, we believe our bleached paperboard mill is one of the lowest cost solid bleached sulphate paperboard mills in North America because of cost advantages achieved through original design, process flow, replacement of its recovery boiler and hardwood pulp line in the early 1990s and access to hardwood and softwood fiber.

We also believe we are a leading U.S. producer of laminated paperboard products for the ready-to-assemble furniture market. We convert specialty paperboard into laminated paperboard products for use in furniture, automotive components, storage, and other industrial products. We also convert specialty paperboard into book covers.

Sales of pulp, paperboard, recycled medium, and laminated paperboard products to unaffiliated customers accounted for 19.7%, 19.0%, and 20.8% of our net sales in fiscal 2005, 2004, and 2003, respectively.

Recycled Fiber. Our paper recovery facilities collect primarily waste paper from a number of sources including factories, warehouses, commercial printers, office complexes, retail stores, document storage facilities, and paper converters as well as from other wastepaper collectors. We handle a wide variety of grades of recovered paper, including old corrugated containers, office paper, box clippings, newspaper and print shop scraps. After sorting and baling, we transfer collected paper to our paperboard mills for processing, or sell it, principally to other U.S. manufacturers. These customers include, among others, manufacturers of paperboard, tissue, newsprint, roofing products and insulation. We also operate a fiber marketing and brokerage group that serves large regional and national accounts. Sales of recovered paper to unaffiliated customers accounted for 4.1%, 4.0%, and 3.6% of our net sales in fiscal 2005, 2004, and 2003, respectively.

Raw Materials

The primary raw materials that our paperboard operations use is recycled fiber at our recycled paperboard mills and virgin fibers from hardwoods and softwoods at our bleached paperboard mill. The average cost of recycled fiber that our recycled paperboard mills used during fiscal 2005, fiscal 2004, and fiscal 2003 was $102 per ton, $98 per ton, and $83 per ton, respectively. During fiscal 2005 recycled fiber prices were relatively stable. During fiscal 2004, recycled fiber prices fluctuated significantly. While virgin fiber prices are generally more stable than recycled fiber prices, they are subject to fluctuation, particularly during prolonged periods of heavy rain. As part of the GSPP Acquisition, we entered into a five year chip supply agreement with Gulf States pursuant to which Gulf States has essentially agreed to continue to make available to our bleached paperboard mill the supply of soft wood chips that it made available to the mill before the acquisition, which represents approximately 75% to 80% of the mill's historical soft wood chip supply requirements.

There can be no assurance that we will be able to recoup any future increases in the cost of recycled and virgin fiber through price increases for our products, in part due to competitive factors and contractual limitations. See *"**Business — Competition**"* below.

Recycled and virgin paperboard are the primary raw materials that our paperboard converting operations use. One of the primary grades of virgin paperboard, coated unbleached kraft, used by our folding carton operations, has only two domestic suppliers. While management believes that it would be able to obtain adequate replacement supplies in the market should either of our current vendors discontinue supplying us coated unbleached kraft, the failure to obtain such supplies or the failure to obtain such supplies at reasonable market prices could have an adverse effect on our results of operations. We supply substantially all of our internal needs for recycled paperboard and consume approximately 50% of our bleached paperboard production, although we have the capacity to consume it all. Because there are other suppliers that produce the necessary grades of paperboard used in our converting operations, management believes that it would be able to obtain adequate replacement supplies in the market should we be unable to meet our requirements for recycled or bleached paperboard through internal production. If the cost of paperboard that we use in our converting operations increases, there can be no assurance that we will be able to recoup any such cost increases through price increases for our products.

Energy

Energy is one of the most significant manufacturing costs of our paperboard operations. We use natural gas, electricity, fuel oil and coal to generate steam used in the paper making process and to operate our recycled paperboard machines and primarily electricity for our converting equipment. Our bleached paperboard mill uses wood by-products for most of its energy. We generally purchase these products from suppliers at market rates. Occasionally, we enter into long-term agreements to purchase natural gas. The average cost of energy used by our recycled paperboard mills during fiscal 2005 was $73 per ton, compared to $67 per ton during fiscal 2004 and $58 per ton in fiscal 2003. Our bleached paperboard mill's recovery boiler is able to produce substantially all of the mill's energy needs.

In recent years, the cost of natural gas, which we use in many of our manufacturing operations, including most of our recycled paperboard mills, has fluctuated significantly, while increasing significantly. The cost of natural gas can also affect the cost of electricity, which we also use in our manufacturing operations. There can be no assurance that we will be able to recoup any future increases in the cost of natural gas or other energy through price increases for our products, in part due to competitive factors and contractual limitations. See ***"Business — Competition"*** below.

We are a party to a long-term supply contract pursuant to which we purchase steam from a nearby power plant for our St. Paul, Minnesota mills. The supply contract currently expires in June 2007. The steam supplier has advised us that by September 2007 it expects to replace the power plant with a facility that will not have the capability to provide steam to the St. Paul mills. We are currently evaluating replacement energy supply alternatives. We currently anticipate that, subject to necessary regulatory approval, we may incur aggregate capital expenditures of approximately $5 to $15 million during fiscal years 2006 and 2007 to repair and restart an existing on-site power plant, depending upon the scope of the project selected. The power plant could be powered by burning natural gas or fuel oil. We believe that the cost of operating the on-site power plant may be more expensive than the cost of our current steam supply.

Sales and Marketing

Our top 10 external customers represented approximately 26% of consolidated net sales in fiscal 2005, none of which individually accounted for more than 10% of our consolidated net sales. We generally manufacture our products pursuant to customers' orders. Some of our products are marketed to key customers. The loss of any key customer could have a material adverse effect on the net income attributable to the applicable segment and, depending on the significance of such product line to our operations, our results of operations. We believe that we have good relationships with our key customers.

In fiscal 2005, we sold:

- packaging products to approximately 3,200 customers, the top 10 of which represented approximately 18% of the external sales of our Packaging Products segment;

- merchandising display products and corrugated packaging products to approximately 1,300 customers, the top 10 of which represented approximately 52% of the external sales of our Merchandising Display and Corrugated Packaging segment; and
- paperboard products to approximately 1,750 customers, the top 10 of which represented approximately 42% of the external sales of our Paperboard segment.

During fiscal 2005, we sold approximately 33% of our Paperboard segment sales to internal customers, primarily to our Packaging Products segment. During fiscal 2005, we sold approximately 50% of our recycled paperboard to our converting facilities. During fiscal 2006, we expect to sell approximately one-half of our bleached paperboard to our converting operations. Our Paperboard segment's sales volumes may therefore be directly impacted by changes in demand for our packaging products. Under the terms of our Seven Hills joint venture arrangement, Lafarge is required to purchase all of the qualifying gypsum paperboard liner produced by Seven Hills.

We market each of our product lines, other than our gypsum paperboard liner, through separate sales forces. Each sales force maintains direct sales relationships with our customers. We also market a number of our products through either independent sales representatives or independent distributors, or both. We pay our paperboard products sales personnel a base salary, and we generally pay our packaging products and merchandising displays and corrugated packaging sales personnel a base salary plus commissions. We pay our independent sales representatives on a commission basis.

Competition

The packaging products and paperboard industries are highly competitive, and no single company dominates either industry. Our competitors include large, vertically integrated packaging products and paperboard companies and numerous smaller companies. In the folding carton and corrugated packaging markets, we compete with a significant number of national, regional and local packaging suppliers in North America. In the solid fiber interior packaging, promotional point-of-purchase display, and converted paperboard products markets, we compete with a smaller number of national, regional and local companies offering highly specialized products. Our paperboard operations compete with integrated and non-integrated national and regional companies operating in North America that manufacture various grades of paperboard and, to a limited extent, manufacturers outside of North America.

Because all of our businesses operate in highly competitive industry segments, we regularly bid for sales opportunities to customers for new business or for renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations.

The primary competitive factors in the packaging products and paperboard industries are price, design, product innovation, quality and service, with varying emphasis on these factors depending on the product line and customer preferences. We believe that we compete effectively with respect to each of these factors and we evaluate our performance with annual customer service surveys. However, to the extent that any of our competitors becomes more successful with respect to any key competitive factor, our business could be materially adversely affected.

Our ability to fully pass through cost increases can be limited based on competitive market conditions for various products that we sell and by the actions of our competitors. In addition, we sell a significant portion of our paperboard and paperboard-based converted products pursuant to term contracts that provide that prices are either fixed for specified terms or provide for price adjustments based on negotiated terms, including changes in specified paperboard index prices. The effect of these contractual provisions generally is to either limit the amount of the increase or delay our ability to recover announced price increases for our paperboard and paperboard-based converted products.

The packaging products and recycled paperboard industries have undergone significant consolidation in recent years. Within the packaging products industry, larger corporate customers with an expanded geographic presence have tended in recent years to seek suppliers who can, because of their broad geographic presence, efficiently and economically supply all or a range of the customers' packaging needs. In addition, during recent years, purchasers of paperboard and packaging products have demanded higher quality products meeting stricter quality control requirements. These market trends could adversely affect our results of operations or, alternatively, favor our products depending on our competitive position in specific product lines.

Packaging products manufactured from paperboard compete with plastic and corrugated packaging, as well as packaging manufactured from other materials. Customer shifts away from paperboard packaging to packaging from such other substrates could adversely affect our results of operations.

Governmental Regulation

Health and Safety Regulations

Our operations are subject to federal, state, local and foreign laws and regulations relating to workplace safety and worker health including the Occupational Safety and Health Act (which we refer to as **"OSHA"**) and related regulations. OSHA, among other things, establishes asbestos and noise standards and regulates the use of hazardous chemicals in the workplace. Although we do not use asbestos in manufacturing our products, some of our facilities contain asbestos. For those facilities where asbestos is present, we believe we have properly contained this asbestos and/or we have conducted training of our employees to ensure that no federal, state or local rules or regulations are violated in the maintenance of our facilities. We do not believe that future compliance with health and safety laws and regulations will have a material adverse effect on our results of operations, financial condition or cash flows.

Environmental Regulation

We are subject to various federal, state, local and foreign environmental laws and regulations, including those regulating the discharge, storage, handling and disposal of a variety of substances. These laws and regulations include, among others, the Comprehensive Environmental Response, Compensation and Liability Act (which we refer to as **"CERCLA"**), the Clean Air Act (as amended in 1990), the Clean Water Act, the Resource Conservation and Recovery Act (including amendments relating to underground tanks) and the Toxic Substances Control Act. These environmental regulatory programs are primarily administered by the U.S. Environmental Protection Agency (which we refer to as **"US EPA"**). In addition, some states in which we operate have adopted equivalent or more stringent environmental laws and regulations or have enacted their own parallel environmental programs, which are enforced through various state administrative agencies.

We do not believe that future compliance with these environmental laws and regulations will have a material adverse effect on our results of operations, financial condition, or cash flows. However, environmental laws and regulations are becoming increasingly stringent. Consequently, our compliance and remediation costs could increase materially. In addition, we cannot currently assess with certainty the impact that the future emissions standards and enforcement practices associated with changes to regulations promulgated under the Clean Air Act will have on our operations or capital expenditure requirements. However, we believe that any such impact or capital expenditures will not have a material adverse effect on our results of operations, financial condition or cash flows.

We estimate that we will spend approximately $4.0 million for capital expenditures during fiscal 2006 in connection with matters relating to environmental compliance. Additionally, to comply with emissions regulations under the Clean Air Act, we may be required to modify or replace a coal-fired boiler at one of our facilities, the cost of which we estimate would be approximately $2.0 to $3.0 million. If necessary, we anticipate that we will incur those costs before the end of fiscal 2007.

We have been identified as a potentially responsible party **("PRP")** at 10 active "superfund" sites pursuant to CERCLA or comparable state statutes **("Superfund legislation")**. Based upon currently available information and the opinions of our environmental compliance managers and general counsel, although there can be no assurance, we have reached the following conclusions with respect to these ten sites:

- With respect to each of two sites, while we have been identified as a PRP, our records reflect no evidence that we are associated with the site. Accordingly, if we are considered to be a PRP, we believe that we should be categorized as an unproven PRP.

- With respect to each of eight sites, we preliminarily determined that, while we may be associated with the site and while it is probable that we may have some liability with respect to the site, one of the following conclusions was applicable:
  - With respect to each of six sites, we determined that it was appropriate to conclude that, while it is not estimable, the potential liability is reasonably likely to be a *de minimus* amount and immaterial.
  - With respect to each of two sites, we have preliminarily determined that it is appropriate to conclude that the potential liability is best reflected by a range of reasonably possible liabilities all of which we expect to be *de minimus* and immaterial.

Except as stated above, we can make no assessment of any potential for our liability with respect to any such site. Further, there can be no assurance that we will not be required to conduct some remediation in the future at any such site and that such remediation will not have a material adverse effect on our results of operations, financial condition or cash flows. We believe that we can assert claims for indemnification pursuant to existing rights we have under settlement and purchase agreements in connection with certain of these sites. If any party brings an environmental claim or action against us involving any such site, we intend to assert claims for indemnification in connection with such site. There can be no assurance that we will be successful with respect to any claim regarding such indemnification rights or that, if we are successful, that any amounts paid pursuant to such indemnification rights will be sufficient to cover all costs and expenses.

Patents and Other Intellectual Property

We hold a substantial number of patents and pending patent applications in the United States and in certain foreign countries. Our patent portfolio consists primarily of utility and design patents relating to our various operations, as well as certain process and methods patents and patent applications relating to our paperboard operations. Certain of our patents and other intellectual property are supported by trademarks such as MillMask®, Millennium Board®, AdvantaEdge®, BlueCuda®, BillBoard®, CitruSaver®, Duraframe®, DuraFreeze™, ProduSaver®, WineGuard®, MAX PDQ™, and MAXLite PDQ™. Our patents and other intellectual property, particularly our patents relating to our interior packaging, retail displays and folding carton operations, are important to our operations as a whole.

One of our patents (U.S. Patent Number 6,430,467) and several pending patent applications relate to centralized packaging of case-ready meat. We previously disclosed that there was a legal proceeding pending pursuant to which, among other things, we were seeking to enjoin certain parties from infringing our U.S. Patent Number 6,430,467 and to recover damages suffered by us as a result of the infringement. On March 30, 2005, the Court granted the defendants' motion for Summary Judgment of patent invalidity with respect to certain claims of U.S. Patent Number 6,430,467. There are currently pending defendants' counterclaims of patent unenforceability. In addition, one of the other opposing parties has pending claims of alleged patent unenforceability and tortious interference.

We can make no assurances concerning any pending legal or administrative proceedings with respect to U.S. Patent Number 6,430,467 and pending patent applications related to centralized packaging of case-ready meat or with respect to any of the proceedings thereto. We do not believe that any such proceedings will have a material adverse effect on our results of operations, financial condition or cash flows.

Employees

At September 30, 2005, we had approximately 9,600 employees. Of these employees, approximately 7,400 were hourly and approximately 2,200 were salaried. Approximately 3,150 of our hourly employees are covered by union collective bargaining agreements, which generally have three-year terms. We have not experienced any work stoppages in the past 10 years other than a three-week work stoppage at our Aurora, Illinois, laminated paperboard products manufacturing facility during fiscal 2004. Management believes that our relations with our employees are good.

Available Information

Our Internet address is *www.rocktenn.com.* Please note that our Internet address is included in this annual report on Form 10-K as an inactive textual reference only. The information contained on our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (**"SEC"**) and we make available free of charge most of our SEC filings through our Internet website as soon as reasonably practicable after we electronically file these materials with the SEC. You may access these SEC filings via the hyperlink that we provide on our website to a third-party SEC filings website. We also make available on our website the charters of our audit committee, our compensation committee, and our nominating and corporate governance committee, as well as the corporate governance guidelines adopted by our board of directors, our Code of Business Conduct for employees, our Code of Business Conduct and Ethics for directors and our Code of Ethical Conduct for CEO and senior financial officers. We will also provide copies of these documents, without charge, at the written request of any shareholder of record. Requests for copies should be mailed to: Rock-Tenn Company, 504 Thrasher Street, Norcross, Georgia 30071, Attention: Corporate Secretary.

Forward-Looking Information

We, or our executive officers and directors on our behalf, may from time to time make "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements include statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "plans," "estimates," or similar expressions. These statements may be contained in reports and other documents that we file with the SEC or may be oral statements made by our executive officers and directors to the press, potential investors, securities analysts and others. These forward-looking statements could involve, among other things, statements regarding any of the following: our results of operations, financial condition, cash flows, liquidity or capital resources, including expectations regarding sales growth, our production capacities, our ability to achieve operating efficiencies, and our ability to fund our capital expenditures, interest payments, stock repurchases, dividends, working capital needs, and repayments of debt; the consummation of acquisitions and financial transactions, the effect of these transactions on our business and the valuation of assets acquired in these transactions; our competitive position and competitive conditions; our ability to obtain adequate replacement supplies of raw materials or energy; our relationships with our customers; our relationships with our employees; our plans and objectives for future operations and expansion; amounts and timing of capital expenditures and the impact of such capital expenditures on our results of operations, financial condition, or cash flows; our compliance obligations with respect to health and safety laws and environmental laws, the cost of such compliance, the timing of such costs, or the impact of any liability under such laws on our results of operations, financial condition or cash flows, and our right to indemnification with respect to any such cost or liability; the impact of any gain or loss of a customer's business; the impact of announced price increases; the scope, costs, timing and impact of any restructuring of our operations and corporate and tax structure; the scope and timing of any litigation or other dispute resolutions and the impact of any such litigation or other dispute resolutions on our results of operations, financial condition or cash flows; factors considered in connection with any impairment analysis, the outcome of any such analysis and the anticipated impact of any such analysis on our results of operations, financial condition or cash flows; pension and retirement plan obligations, contribution expenses, the factors used to evaluate and estimate such obligations and expenses, the impact of amendments to our pension and retirement plans, and pension and retirement plan asset investment strategies; the financial condition of our insurers and the impact on our results of operations, financial condition or cash flows in the event of an insurer's default on their obligations; the impact of any market risks, such as interest rate risk, pension plan risk, foreign currency risk, commodity price risks, energy price risk, rates of return, the risk of investments in derivative instruments, and the risk of counterparty nonperformance, and factors affecting such risks; the amount of contractual obligations based on variable price provisions and variable timing and the effect of contractual obligations on liquidity and cash flow in future periods; the implementation of accounting standards and the impact of such standards once implemented; factors used to calculate the fair value of options, including expected term and stock price volatility; our assumptions and expectations regarding critical accounting policies and estimates; the adequacy of our system of internal controls over financial reporting; and the effectiveness of any actions we may take with respect to our system of internal controls over financial reporting.

Any forward-looking statements are based on our current expectations and beliefs at the time of such statements and would be subject to risks and uncertainties that could cause actual results of operations, financial condition, acquisitions, financing transactions, operations, expansion and other events to differ materially from those expressed or implied in these forward-looking statements. With respect to these statements, we make a number of assumptions regarding, among other things, expected economic, competitive and market conditions generally; expected volumes and price levels of purchases by customers; competitive conditions in our businesses; possible adverse actions of our customers, our competitors and suppliers; labor costs; the amount and timing of expected capital expenditures, including installation costs, project development and implementation costs, severance and other shutdown costs; restructuring costs; the expected utilization of real property that is subject to the restructurings due to realizable values from the sale of that property; anticipated earnings that will be available for offset against net operating loss carry-forwards; expected credit availability; raw material and energy costs; replacement energy supply alternatives and related capital expenditures; and expected year-end inventory levels and costs. These assumptions also could be affected by changes in management's plans, such as delays or changes in anticipated capital expenditures or changes in our operations. We believe that our assumptions are reasonable; however, undue reliance should not be placed on these assumptions, which are based on current expectations. These forward-looking statements are subject to certain risks including, among others, that our assumptions will prove to be inaccurate. There are many factors that impact these forward-looking statements that we cannot predict accurately. Actual results may vary materially from current expectations, in part because we manufacture most of our products against customer orders with short lead times and small backlogs, while our earnings are dependent on volume due to price levels and our generally high fixed operating costs. Forward-looking statements speak only as of the date they are made, and we, and our executive officers and directors, have no duty under the federal securities laws and undertake no obligation to update any such information as future events unfold.

Further, our business is subject to a number of general risks that would affect any such forward-looking statements, including the risks discussed under ***"Item 1A. — Risk Factors."***

Item 1A. *RISK FACTORS*

- ***We May Face Increased Costs and Reduced Supply of Raw Materials***

Historically, the cost of recovered paper and virgin paperboard, our principal externally sourced raw materials, have fluctuated significantly due to market and industry conditions. Increasing demand for products packaged in 100% recycled paper and the shift by virgin paperboard, tissue, newsprint and corrugated packaging manufacturers to the production of products with some recycled paper content have and may continue to increase demand for recovered paper. Furthermore, there has been a substantial increase in demand for U.S. sourced recovered paper by Asian countries. These increasing demands may result in cost increases. In recent years, the cost of natural gas, which we use in many of our manufacturing operations, including most of our paperboard mills, and other energy costs (including energy generated by burning natural gas) have also fluctuated significantly, while increasing significantly. There can be no assurance that we will be able to recoup any past or future increases in the cost of recovered paper or other raw materials or of natural gas or other energy through price increases for our products. Further, a reduction in supply of recovered paper, virgin paperboard or other raw materials due to increased demand or other factors could have an adverse effect on our results of operations and financial condition.

- ***We May Experience Pricing Variability***

The paperboard and converted products industries historically have experienced significant fluctuations in selling prices. If we are unable to maintain the selling prices of products within these industries, that inability may have a material adverse effect on our results of operations and financial condition. We are not able to predict with certainty market conditions or the selling prices for our products.

- ***Our Earnings are Highly Dependent on Volumes***

Our operations generally have high fixed operating cost components and therefore our earnings are highly dependent on volumes, which tend to fluctuate. These fluctuations make it difficult to predict our results with any degree of certainty.

- ***We Face Intense Competition***

Our businesses are in industries that are highly competitive, and no single company dominates an industry. Our competitors include large, vertically integrated packaging products and paperboard companies and numerous smaller companies. In the folding carton and corrugated packaging markets, we compete with a significant number of national, regional and local packaging suppliers in North America. In the solid fiber interior packaging, promotional point-of-purchase display and converted paperboard products markets, we compete with a smaller number of national, regional and local companies offering highly specialized products. Our paperboard operations compete with integrated and non-integrated national and regional companies operating in North America manufacturing various grades of paperboard and, to a limited extent, manufacturers outside of North America. Because all of our businesses operate in highly competitive industry segments, we regularly bid for sales opportunities to customers for new business or for renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations. Further, competitive conditions have prevented us from fully recovering our increased costs and may continue to inhibit our ability to pass on cost increases to our customers. Our paperboard segment's sales volumes may be directly impacted by changes in demand for our packaging products and our laminated paperboard products. See ***"Business — Competition."***

- ***We May be Unable to Complete and Finance Acquisitions***

We have completed several acquisitions in recent years and may seek additional acquisition opportunities. There can be no assurance that we will successfully be able to identify suitable acquisition candidates, complete acquisitions, integrate acquired operations into our existing operations or expand into new markets. There can also be no assurance that future acquisitions will not have an adverse effect upon our operating results. This is particularly true in the fiscal quarters immediately following the completion of such acquisitions while we are integrating the operations of the acquired business into our operations. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those our existing operations achieve, or otherwise perform as expected. In addition, it is possible that, in connection with acquisitions, our capital expenditures could be higher than we anticipated and that we may not realize the expected benefits of such capital expenditures.

- ***We are Subject to Extensive Environmental and Other Governmental Regulation***

We are subject to various federal, state, local and foreign environmental laws and regulations, including those regulating the discharge, storage, handling and disposal of a variety of substances.

We regularly make capital expenditures to maintain compliance with applicable environmental laws and regulations. However, environmental laws and regulations are becoming increasingly stringent. Consequently, our compliance and remediation costs could increase materially. In addition, we cannot currently assess with certainty the impact that the future emissions standards and enforcement practices will have on our operations or capital expenditure requirements. Further, we have been identified as a potentially responsible party at various "superfund" sites pursuant to CERCLA or comparable state statutes. See ***"Business — Governmental Regulation — Environmental Regulation."*** There can be no assurance that any liability we may incur in connection with these superfund sites will not be material to our results of operations, financial condition or cash flows.

- ***We Have Been Dependent on Certain Customers***

Each of our segments has certain key customers, the loss of which could have a material adverse effect on the segment's sales and, depending on the significance of the loss, our results of operations, financial condition or cash flows.

- ***We May Incur Additional Restructuring Costs***

We have restructured a portion of our operations from time to time in recent years and it is possible that we may engage in additional restructuring opportunities. Because we are not able to predict with certainty market conditions, the loss of key customers, or the selling prices for our products, we also may not able to predict with certainty when it will be appropriate to undertake such restructuring opportunities. It is also possible, in connection with such restructuring efforts, that our costs could be higher than we anticipate and that we may not realize the expected benefits of such restructuring efforts.

Item 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable — there are no unresolved staff comments.

Item 2. *PROPERTIES*

We operate at a total of 93 locations. These facilities are located in 26 states (mainly in the Eastern and Midwestern U.S.), Canada, Mexico, Chile and Argentina. We own our principal executive offices in Norcross, Georgia. There are 31 owned and 11 leased facilities used by operations in our Packaging Products segment, 6 owned and 19 leased facilities used by operations in our Merchandising Displays and Corrugated Packaging segment, and 24 owned and 1 leased facility used by operations in our Paperboard segment. We believe that our existing production capacity is adequate to serve existing demand for our products. We consider our plants and equipment to be in good condition.

The following table shows information about our paperboard mills. We own all of our mills.

Location of Mill	Production Capacity (in tons at 9/30/2005)	Paperboard Produced
Demopolis, AL	327,000 91,500	Bleached paperboard and southern bleached softwood kraft pulp
St. Paul, MN	180,000	Recycled corrugating medium
St. Paul, MN	160,000	Coated recycled paperboard
Battle Creek, MI	140,000	Coated recycled paperboard
Sheldon Springs, VT (Missisquoi Mill)	108,000	Coated recycled paperboard
Dallas, TX	96,000	Coated recycled paperboard
Stroudsburg, PA	60,000	Coated recycled paperboard
Chattanooga, TN	130,000	Specialty recycled paperboard
Lynchburg, VA	88,000(1)	Specialty recycled paperboard
Eaton, IN	60,000	Specialty recycled paperboard
Cincinnati, OH	53,000	Specialty recycled paperboard
Aurora, IL	32,000	Specialty recycled paperboard

(1) Reflects the production capacity of a paperboard machine that manufactures gypsum paperboard liner and is owned by our Seven Hills joint venture.

The following is a list of our significant facilities other than our paperboard mills:

Type of Facility	Locations	Owned or Leased
Merchandising Display Operations	Winston-Salem, NC (also contract packing and sales and design)	Owned
Headquarters	Norcross, GA	Owned

Item 3. *LEGAL PROCEEDINGS*

We agreed with Lafarge, our partner in the Seven Hills joint venture, to enter into arbitration with respect to the price of gypsum plasterboard liner that Seven Hills is entitled to charge Lafarge from November 2002 going forward, as well as our right to recover amounts for certain services that we rendered to Seven Hills. On December 8, 2005, the arbitrator issued a final ruling. Consistent with our previous disclosure, we expect the arbitrator's final ruling to reduce our future annual pre-tax income from 2004 levels by approximately $0.8 million. We previously disclosed that we had recorded a charge of $1.5 million at June 30, 2005 in connection with the arbitration.

We are a party to litigation incidental to our business from time to time. We are not currently a party to any litigation that management believes, if determined adversely to us, would have a material adverse effect on our results of operations, financial condition or cash flows. For additional information regarding litigation to which we are a party, which is incorporated by reference into this item, please see Item 1, ***"Business — Governmental Regulation — Environmental Regulation"*** and ***"Business — Patents and Other Intellectual Property."***

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

Not applicable — there were no matters submitted to a vote of security holders in our fourth fiscal quarter.

PART II

Item 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Common Stock

Our Class A common stock, par value $0.01 per share (which we refer to as our **"Common Stock"**), trades on the New York Stock Exchange under the symbol RKT. As of December 8, 2005, there were approximately 379 shareholders of record of our Common Stock.

Price Range of Common Stock

	Fiscal 2005		Fiscal 2004	
	High	Low	High	Low
First Quarter	$16.60	$14.68	$17.99	$14.50
Second Quarter	$15.40	$13.05	$17.87	$13.35
Third Quarter	$13.60	$ 9.75	$17.00	$13.65
Fourth Quarter	$16.00	$12.28	$16.98	$13.15

Dividends

During fiscal 2005, we paid a quarterly dividend on our Common Stock of $0.09 per share ($0.36 per share annually). During fiscal 2004, we paid a quarterly dividend on our Common Stock of $0.085 per share ($0.34 per share annually).

For additional dividend information, please see *"Item 6. Selected Financial Data."*

Securities Authorized for Issuance Under Equity Compensation Plans

The section under the heading *"Executive Compensation"* entitled *"Equity Compensation Plan Information"* in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 27, 2006, is incorporated herein by reference.

For additional information concerning our capitalization, please see *"Note 13. Shareholders' Equity"* of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

Item 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes thereto and ***"Management's Discussion and Analysis of Financial Condition and Results of Operations,"*** which are included elsewhere in this report. We derived the consolidated statements of income and consolidated statements of cash flows data for the years ended September 30, 2005, 2004, and 2003, and the consolidated balance sheet data as of September 30, 2005 and 2004, from the Consolidated Financial Statements included elsewhere in this report. We also derived the consolidated statements of income and consolidated statements of cash flows data for the years ended September 30, 2002 and 2001, and the consolidated balance sheet data as of September 30, 2003, 2002, and 2001, from audited Consolidated Financial Statements not included in this report. We reclassified our plastic packaging operations, which we sold in October 2003, as a discontinued operation on the consolidated statements of income for all periods presented. We have also presented the assets and liabilities of our plastic packaging operations as assets and liabilities held for sale for all periods presented on our consolidated balance sheets. The table that follows is consistent with those presentations.

On June 6, 2005, we acquired from Gulf States substantially all of the GSPP assets. The acquisition was the primary reason for the fiscal 2005 increases in net sales; income and diluted earnings per common share from continuing operations before the cumulative effect of a change in accounting principle; income and diluted earnings per common share before the cumulative effect of a change in accounting principle; net income and diluted earnings per common share; book value per common share; total assets, total current maturities of debt, total long-term debt, less current maturities, and total debt; shareholders' equity, net cash provided by operating activities, and cash paid for purchase of businesses, net of cash received. The results of operations shown below may not be indicative of future results.

	Year Ended September 30,				
	2005	2004	2003	2002	2001
		(In thousands, except per share amounts)			
Net sales	**$1,733,481**	$1,581,261	$1,433,346	$1,369,050	$1,364,759
Restructuring and other costs	**7,525**	32,738	1,494	18,237	16,893
Goodwill amortization (a)	—	—	—	—	8,569
Income from continuing operations before the cumulative effect of a change in accounting principle	**17,614**	9,651	29,541	29,853	24,623
Income from discontinued operations, net of tax	—	7,997	35	2,617	5,614
Income before the cumulative effect of a change in accounting principle	**17,614**	17,648	29,576	32,470	30,237
Cumulative effect of a change in accounting principle, net of tax	—	—	—	(5,844)	286
Net income (b)	**17,614**	17,648	29,576	26,626	30,523
Diluted earnings per common share from continuing operations before the cumulative effect of a change in accounting principle	**0.49**	0.27	0.85	0.87	0.74
Diluted earnings per common share before the cumulative effect of a change in accounting principle	**0.49**	0.50	0.85	0.94	0.90
Diluted earnings (loss) per common share from cumulative effect of a change in accounting principle, net of tax	—	—	—	(0.17)	0.01
Diluted earnings per common share	**0.49**	0.50	0.85	0.77	0.91
Dividends paid per common share	**0.36**	0.34	0.32	0.30	0.30
Book value per common share	**12.57**	12.28	12.07	11.80	12.00
Total assets	**1,798,434**	1,283,813	1,291,395	1,176,198	1,164,413
Total current maturities of debt	**62,079**	85,760	12,927	62,917	97,152

	Year Ended September 30,				
	2005	2004	2003	2002	2001
	(In thousands, except per share amounts)				
Total long-term debt, less current maturities	**853,002**	398,301	512,967	410,074	397,090
Total debt (c)	**915,081**	484,061	525,894	472,991	494,242
Shareholders' equity	**456,222**	437,601	422,036	405,147	402,760
Net cash provided by operating activities (d)	**154,680**	91,440	114,795	115,058	146,027
Capital expenditures	**54,326**	60,823	57,402	72,701	60,635
Cash paid for joint venture investment (e)	**120**	158	332	1,720	9,627
Cash paid for purchase of businesses, net of cash received	**552,291**	15,047	81,845	25,351	—

Notes (in thousands):

(a) Amount not deductible for income tax purposes was $6,189 in fiscal 2001.

(b) Goodwill amortization, net of tax in fiscal 2001 was $7,802, or $0.23 per diluted share. Pro forma net income after adding back goodwill amortization, net of tax in fiscal 2001 was $38,325, or $1.14 per diluted share.

(c) Total debt includes fair value aggregate hedge adjustments resulting from terminated and/or existing interest rate derivatives or swaps of $12,255, $18,461, $23,930, $19,751, and $8,603 during fiscal 2005, 2004, 2003, 2002, and 2001, respectively.

(d) Net cash provided by operating activities for the year ended September 30, 2004 was reduced by approximately $9,869 in cash taxes paid from the gain on the sale of discontinued operations.

(e) Of the total cash paid for the joint venture investment, contributions for capital expenditures amounted to $120, $158, $332, $383, and $7,667 during fiscal 2005, 2004, 2003, 2002, and 2001, respectively.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Critical Accounting Policies and Estimates

We have prepared our accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles (which we refer to as **"GAAP"**), which require management to make estimates that affect the amounts of revenues, expenses, assets and liabilities reported. The following are critical accounting matters that are both important to the portrayal of our financial condition and results and that require some of management's most subjective and complex judgments. The accounting for these matters involves the making of estimates based on current facts, circumstances and assumptions that, in management's judgment, could change in a manner that would materially affect management's future estimates with respect to such matters and, accordingly, could cause our future reported financial condition and results to differ materially from those that we are currently reporting based on management's current estimates. For additional information, see ***"Note 1. Description of Business and Summary of Significant Accounting Policies"*** of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

Accounts Receivable

We have an allowance for doubtful accounts that serves to reduce the value of our gross accounts receivable to the amount we estimate we will ultimately collect. The allowance for doubtful account contains uncertainties because the calculation requires management to make assumptions and apply judgment regarding the customer's credit worthiness. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections from our customers and maintain a provision for estimated credit losses based upon our customers' financial condition, our collection experience and any other relevant customer specific credit information. Our assessment of this information forms the basis of our allowances. We have not made any material changes in the accounting methodology used to establish the allowance during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to estimate the allowance. However, while these credit losses have historically been within our expectations and the provisions we established, it is possible that our credit loss rates could be higher or lower in the future depending on changes in business conditions. At September 30, 2005, our allowances were $5.1 million; a 5% change in credit worthiness of our customers would change our reserve by approximately $0.3 million.

Inventory

We carry our inventories at the lower of cost or market. Cost includes materials, labor and overhead. Market, with respect to all inventories, is replacement cost or net realizable value. Management frequently reviews inventory to determine the necessity to markdown excess, obsolete or unsaleable inventory. Judgment and uncertainty exists with respect to this estimate because it requires management to assess customer and market demand. These estimates may prove to be inaccurate, in which case we may have overstated or understated the markdown required for excess, obsolete or unsaleable inventory. We have not made any material changes in the accounting methodology used to markdown inventory during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate inventory markdowns. While these markdowns have historically been within our expectations and the markdowns we established, it is possible that our reserves could be higher or lower in the future if our estimates are inaccurate. At September 30, 2005, our inventory reserves were $1.4 million; a 5% change in credit worthiness of our customers would change our reserve by approximately $0.1 million.

Impairment of Long-Lived Assets and Goodwill

We account for our goodwill under the goodwill impairment model set forth in Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* ***("SFAS 142").*** We review the recorded value of our goodwill annually during the fourth quarter of each fiscal year, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit. Estimating the fair value of the reporting unit involves uncertainties because it requires management to develop numerous assumptions about the reporting unit including assumptions about the future growth in revenue and costs, capital expenditures, industry economic factors and future business strategy.

The variability of the factors that management uses to perform the goodwill impairment test depends on a number of conditions, including uncertainty about future events and cash flows. All such factors are interdependent and, therefore, do not change in isolation. Accordingly, our accounting estimates may change from period to period due to changing market factors. If we had used other assumptions and estimates or if different conditions occurred in future periods, future operating results could be materially impacted. For example, based on available information as of our most recent review during the fourth quarter of fiscal 2005, if our pre-tax earnings were to have decreased by 10% with respect to the pre-tax earnings we used in our forecasts, the enterprise value of each of our divisions would have continued to exceed their respective net book values. Also, based on the same information, if we had concluded that it was appropriate to increase by 100 basis points the discount rate we used to estimate the fair value of each reporting unit, the fair value for each of our reporting units would have continued to exceed its carrying value, except for the paperboard division. Under circumstances where the fair value of a reporting unit was less than its carrying value, we would have completed the second step of the impairment analysis for that reporting unit. We do not believe that such a change in the discount rate was appropriate at the beginning of the fourth quarter of fiscal 2005 and no facts have come to our attention that would require us to perform an interim impairment analysis under SFAS 142. We completed the annual test of the goodwill associated with each of our reporting units during the fourth quarter of fiscal 2005 and we identified no indicators of impairment.

We follow Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (**"SFAS 144"**), in determining whether the carrying value of any of our long-lived assets is impaired. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations. We believe no impairment indicators currently exist.

Other intangible assets are amortized based on the pattern in which the economic benefits are consumed over their estimated useful lives ranging from 1 to 40 years. We identify the weighted average lives of our intangible assets by category in ***"Note 7. Other Intangible Assets"*** of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

We have not made any material changes to our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in future assumptions or estimates we use to calculate impairment losses. However, if actual results are not consistent with our assumptions and estimates, we may be exposed to additional impairment losses that could be material.

Self-Insurance

We are self-insured for the majority of our group health insurance costs, subject to specific retention levels. Our self-insurance liabilities contain uncertainties because the calculation requires management to make assumptions regarding and apply judgment to estimate the ultimate cost to settle reported claims and claims incurred buy not reported as of the balance sheet date. We utilize historical claims lag data provided by our claims administrators to compute the required estimated reserve rate per carrier. We calculate our average monthly claims paid utilizing the actual monthly payments during the trailing 12-month period. At that time, we also calculate our required reserve utilizing the reserve rates discussed above. During fiscal 2005, the average monthly claims paid fluctuated between $2.7 million and $2.9 million and our average claims lag fluctuated between 1.5 and 1.7 times the average monthly claims paid. Our accrual at September 30, 2005, represents approximately 1.7 times the average monthly claims paid. Health insurance costs have risen in recent years, but our reserves have historically been within our expectations. We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future assumptions or estimates we use to calculate our self-insured liabilities. However, if actual results are not consistent with our assumptions, we may be exposed to losses or gains that could be material. A 5% change in the average claims lag would change our reserve by approximately $0.2 million.

Workers' Compensation

We purchase large risk deductible workers' compensation policies for the majority of our workers' compensation liabilities that are subject to various deductibles. We calculate our workers' compensation reserves based on estimated actuarially calculated development factors which are applied to total reserves as provided by the insurance companies we do business with. Our workers' compensation liabilities contain uncertainties because the calculation requires management to make assumptions regarding the injury. We rely on expertise and advice from our third party administrator, and development factors to form the basis of our reserve. We have not made any material changes in the accounting methodology used to establish our workers' compensation liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future assumptions or estimates we use to calculate our workers' compensation liabilities. However, if actual results are not consistent with our assumptions, we may be exposed to losses or gains that could be material. Although the cost of individual claims may vary over the life of the claim, the population taken as a whole has not changed significantly from our expectations A 5% change in our development factors at September 30, 2005 would have resulted in an additional $0.3 million of expense for the year.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Certain judgments, assumptions and estimates may affect the carrying value of the valuation allowances and deferred income tax expense in our Consolidated Financial Statements. We periodically review our estimates and assumptions of our estimated tax obligations using historical experience in the jurisdictions we do business in, and informed judgments. A 1% increase in our effective tax rate would increase tax expense from continuing operations by approximately $0.2 million for fiscal 2005. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our income tax exposure.

Pension

We have five defined benefit pension plans ("U.S. Qualified Plans") with approximately 60% of our employees in the United States currently accruing benefits. In addition, under several labor contracts, we make payments based on hours worked into multi-employer pension plan trusts established for the benefit of certain collective bargaining employees in facilities both inside and outside the United States. The determination of our obligation and expense for pension is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We describe these assumptions in ***"Note 11. Retirement Plans"*** of the Notes to Consolidated Financial Statements section of the Financial Statements included herein, which include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation levels. Although there is authoritative guidance on how to select most of these assumptions, management must exercise some degree of judgment when selecting these assumptions.

The amounts necessary to fund future payouts under these plans are subject to numerous assumptions and variables. Certain significant variables require us to make assumptions that are within our control such as an anticipated discount rate, expected rate of return on plan assets and future compensation levels. We evaluate these assumptions with our actuarial advisors on an annual basis and we believe they are within accepted industry ranges, although an increase or decrease in the assumptions or economic events outside our control could have a direct impact on reported net earnings.

Our discount rate for each plan used for determining future net periodic benefit cost is based on the Moody's AA Utility Bond Index. We believe the timing and amount of cash flows related to this bond index is expected to match the estimated defined benefit payment streams of our Plans. In determining the appropriateness of utilizing the Moody's AA Utility Bond Index, we compared the average age and time to retirement for the participants in our plans and the maturity characteristics of the index. For calculating net periodic pension cost for September 30, 2004 and September 30, 2005 we employed a discount rate of 6.0% and 5.5%, respectively. The 50 basis point reduction in our discount rate was the primary reason for the $20 million reduction in funded status compared to the prior year. In determining the long-term rate of return for a plan, we consider the historical rates of return, the nature of the plan's investments and an expectation for the plan's investment strategies. For fiscal 2005, we used an expected return on plan assets of 9.0%. The plan assets were divided among various investment managers. As of September 30, 2005, approximately 66% of plan assets were invested with equity managers, approximately 29% of plan assets were invested with fixed income managers, approximately 3% of plan assets were invested with managers of alternative investments and approximately 2% of the plan assets were held in a cash account. The difference between actual and expected returns on plan assets is accumulated and amortized over future periods and, therefore, affects our recorded obligations and recognized expenses in such future periods. For fiscal 2005, our pension plans had actual returns on assets of $21.4 million as compared with expected returns on assets of $19.0 million, which resulted in a net deferred gain of $2.4 million. At September 30, 2005 we had an unrecognized loss of $121.1 million. In fiscal 2006, we expect to charge to net periodic pension cost approximately $8.1 million of this unrecognized loss. The amount of this unrecognized loss charged to pension cost in future years is dependent upon future interest rates and pension investment results. A 25 basis-point change in the discount rate, expected increase in compensation levels, or the expected long-term rate of return on plan assets would have had the following effect on fiscal 2005 pension expense (in millions):

	25 Basis Point Increase	25 Basis Point Decrease
Discount rate	$(1.2)	$ 1.4
Expected long-term rate of return on plan assets	$(0.5)	$ 0.5
Expected increase in compensation levels	$ 0.1	$(0.1)

Several factors influence our annual funding requirements. For the U.S. Qualified Plans, our funding policy consists of annual contributions at a rate that provides for future plan benefits and maintains appropriate funded percentages. Such contribution is not less than the minimum required by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and subsequent pension legislation and is not more than the maximum amount deductible for income tax purposes. Amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions. The effect on operating results in the future of pension plan funding will depend in part on investment performance, funding decisions and employee demographics.

For fiscal 2005 and 2004, there was no minimum contribution to the U.S. Qualified Plans required by ERISA. However, at management's discretion, we made cash contributions to the U.S. Qualified Plans of $7.3 million and $19.6 million during fiscal 2005 and 2004, respectively. During fiscal 2006, we do not have a minimum contribution to make to the U.S. Qualified Plans. Based on current expectations, we anticipate contributing approximately $35 million to the U.S. Qualified Plans over the next two years.

Segment and Market Information

We report our results in three segments: (1) the Packaging Products segment, (2) the Merchandising Displays and Corrugated Packaging segment, and (3) the Paperboard segment.

The following table shows certain operating data for our three segments. We do not allocate certain of our income and expenses to our segments and, thus, the information that management uses to make operating decisions and assess performance does not reflect such amounts. We report these items as non-allocated expenses. These items include restructuring and other costs and certain corporate expenses.

	Year Ended September 30,		
	2005	2004	2003
		(In millions)	
Net sales (aggregate):			
Packaging Products	**$ 994.0**	$ 908.1	$ 801.4
Merchandising Displays and Corrugated Packaging	**333.8**	318.3	291.2
Paperboard	**615.4**	539.9	509.9
Total	**$1,943.2**	$1,766.3	$1,602.5
Net sales (intersegment):			
Packaging Products	**$ 3.4**	$ 3.5	$ 4.6
Merchandising Displays and Corrugated Packaging	**4.0**	4.7	5.0
Paperboard	**202.3**	176.8	159.6
Total	**$ 209.7**	$ 185.0	$ 169.2
Net sales (unaffiliated customers):			
Packaging Products	**$ 990.6**	$ 904.6	$ 796.8
Merchandising Displays and Corrugated Packaging	**329.8**	313.6	286.2
Paperboard	**413.1**	363.1	350.3
Total	**$1,733.5**	$1,581.3	$1,433.3
Segment income:			
Packaging Products	**$ 33.4**	$ 38.0	$ 38.5
Merchandising Displays and Corrugated Packaging	**21.1**	29.1	28.6
Paperboard	**31.6**	15.7	21.8
	86.1	82.8	88.9
Restructuring and other costs	**(7.5)**	(32.7)	(1.5)
Non-allocated expenses	**(17.7)**	(12.4)	(9.7)
Interest expense	**(36.6)**	(23.6)	(26.9)
Interest and other income (expense)	**0.4**	(0.2)	0.1
Minority interest in income of consolidated subsidiary	**(4.8)**	(3.4)	(3.2)
Income from continuing operations before income taxes	**$ 19.9**	$ 10.5	$ 47.7

Overview

Fiscal 2005 was a watershed year for Rock-Tenn as a result of the acquisition on June 6, 2005 of the GSPP folding carton and bleached paperboard operations. Through the acquisition, we greatly improved our business mix with the very low cost bleached paperboard mill and the 11 GSPP folding carton plants. The supply/demand characteristics of the bleached paperboard markets, and hence margins for bleached paperboard, have been superior to recycled paperboard over at least the last business cycle. Also, the addition of bleached paperboard, which is made from virgin fiber and requires less purchased fossil fuels for energy, reduces the percentage of our paperboard operations dependent on those inputs, both of which are characterized by highly volatile prices and have seen significant increases in prevailing prices in the last few years. In addition, the GSPP folding carton plants broaden our already very broad customer base, increasing our geographic and technological capabilities and provide significant opportunities to reduce our unit costs through administrative and operational synergies. The GSPP assets added $176.2 million of net sales in the four months in fiscal 2005 we owned them, on $519.6 million of pro forma annual net sales, and significantly increased our operating income and earnings per share. Our year-end fiscal 2005 net debt, as defined (see **"Non-GAAP Measures"** below), increased by $467.3 million from September 30, 2004, although we paid $552.2 in cash to fund the acquisition and related expenses. This implied reduction of net debt resulted from increased cash flow from operations, which was $154.7 million in fiscal 2005 and $91.4 million in fiscal 2004. We believe we achieved an annualized run rate of acquisition synergies of $18 million in the fourth fiscal quarter of 2005 and we expect to realize at least $25 million in annualized synergies from the acquisition. For additional information regarding the acquisition see ***"Note 6. Acquisitions, Restructuring and Other Matters"*** of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

Our legacy operations posted mixed results during fiscal 2005. Packaging Products segment operating margins declined from 4.2% of sales to 3.4% as the contribution of the GSPP folding carton plants was offset primarily by delays in board cost pass throughs, higher freight and other costs and the losses incurred in plants in the process of closure. During the year we took steps to address margin issues in two of our poorest performing folding carton plants, closing one and raising prices and cutting costs in the other. We expect that these actions, further recovery of board cost increases, and the contribution of the GSPP assets including synergies will cause packaging segment margins to improve in fiscal 2006.

Sales of merchandising displays and corrugated packaging increased in fiscal 2005 as a result of the corrugator we acquired in August 2004, however, segment operating margins declined to 6.3% of sales from 9.1%, as we were unable to fully recover higher costs through price increases or volume.

Paperboard segment operating income increased to $31.6 million in fiscal 2005 from $15.7 million in fiscal 2004 due to the operating income generated from the bleached paperboard mill and higher pricing for recycled paperboard partly recovering much higher energy, chemical and freight costs increases in the past two fiscal years. Our specialty paperboard mills performed very well and benefited from high operating rates due in part to our closure in fiscal 2004 of a specialty paperboard mill. Our coated recycled tons sold decreased in fiscal 2005 as demand weakened early in fiscal 2005. We expect to realize higher prices in fiscal 2006 for recycled paperboard, including corrugated medium. However, much higher winter 2005/2006 energy pricing will adversely affect operating results.

During fiscal 2005, management engaged in an ongoing process of evaluating and improving the effectiveness of our internal control over financial reporting and to comply with Section 404 of the Sarbanes-Oxley Act (which we refer to as **"Sarbanes-Oxley Act"**). These efforts required that we commit significant financial and managerial resources. Our third party costs to comply with the Sarbanes-Oxley Act were approximately $3.4 million during fiscal 2005. These costs are included in our non-allocated expenses. In addition, we expect to incur approximately $1 million during the first quarter of fiscal 2006 to complete our first year of compliance with the Sarbanes-Oxley Act. We will incur third party costs during fiscal 2006 to continue our efforts, including our evaluation of the internal control over financial reporting in our GSPP operations; however, we currently expect these costs to be less than the costs we incurred with respect to fiscal 2005.

Results of Operations

We provide quarterly information in the following tables to reflect trends in our results of operations. For additional discussion of quarterly information, see our quarterly reports on Form 10-Q filed with the SEC.

Net Sales (Unaffiliated Customers)

Net sales for fiscal 2005 increased 9.6% to $1,733.5 million compared to $1,581.3 million in fiscal 2004 due to net sales increases in each of our segments.

Net sales for fiscal 2004 increased 10.3% to $1,581.3 million compared to $1,433.3 million in fiscal 2003.

Net Sales (Aggregate) — Packaging Products Segment

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
			(In millions)		
2003	$173.7	$196.3	$210.1	$221.3	$801.4
2004	208.9	231.7	231.6	235.9	908.1
2005	**221.8**	**218.8**	**239.2**	**314.2**	**994.0**

The 9.5% increase in Packaging Products segment net sales before intersegment eliminations in fiscal 2005 compared to fiscal 2004 was primarily due to net sales from the acquired GSPP folding carton facilities, which accounted for net sales of $119.6 million. This increase was partially offset by reductions in other folding carton sales, primarily from facilities that we have either closed or are in the process of closing. In the early part of fiscal 2006, we will have the challenge of flowing through board cost increases across our Packaging Products segment. For the most part, we are not limited by contract in our ability to pass through board cost increases, although contracts may impact the timing of our recovery of published board price increases. For much of the rest of our packaging business, market forces will determine the timing and extent of our recovery of board price increases.

The 13.3% increase in Packaging Products segment net sales before intersegment eliminations in fiscal 2004 compared to fiscal 2003 was primarily due to sales growth in our folding carton division where sales were up 15.5% from the prior year period. Approximately $41.5 million of the $106.7 million increase in segment net sales was attributable to our fiscal 2003 acquisitions and the remainder was primarily due to internal growth. Competitive pricing significantly offset the contribution from increased net sales.

Net Sales (Aggregate) — Merchandising Displays and Corrugated Packaging Segment

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
			(In millions)		
2003	$75.1	$66.1	$71.7	$78.3	$291.2
2004	73.5	77.5	75.8	91.5	318.3
2005	**79.5**	**86.1**	**83.5**	**84.7**	**333.8**

The 4.9% increase in Merchandising Displays and Corrugated Packaging segment net sales before intersegment eliminations for fiscal 2005 compared to fiscal 2004 resulted primarily from our acquisition of the Athens corrugator in August 2004 (which we refer to as "**Athens Acquisition**"), which had net sales of $30.5 million in fiscal 2005. Net sales of merchandising displays declined for the year primarily due to lower sales in our fourth fiscal quarter. We continue to seek to broaden our permanent and multi-material display capabilities as well as developing theft deterrent solutions for high theft products that are sold by various classes of retailers. We have made significant progress in the marketplace with our MAX PDQ™ display. We expect revenues to grow from our brand management group that joined us in fiscal 2005.

The 9.3% increase in Merchandising Displays and Corrugated Packaging segment net sales before intersegment eliminations for fiscal 2004 compared to fiscal 2003 resulted primarily from an increase in net sales of merchandising displays due to strong demand and sales to new customers as we expanded our presence in the North American display business. Net sales of corrugated packaging and sheets increased 14.6% or $10.3 million due to increased volume and the Athens Acquisition, which contributed $3.7 million in net sales in the fourth fiscal quarter of 2004.

Net Sales (Aggregate) — Paperboard Segment

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
			(In millions)		
2003	$121.8	$128.9	$128.8	$130.4	$509.9
2004	128.3	136.1	138.6	136.9	539.9
2005	**128.7**	**131.8**	**155.0**	**199.9**	**615.4**

The 14.0% increase in Paperboard segment net sales before intersegment eliminations in fiscal 2005 compared to fiscal 2004 was primarily due to the combination of bleached paperboard and southern bleached softwood kraft pulp sales from our GSPP Acquisition and higher selling prices for recycled paperboard. The effect of the higher sales price during the period was more than offset by a decrease in tons shipped by our coated recycled and specialty paperboard mills. We expect to see some further price increases in the early part of fiscal 2006 as a result of price increases we previously announced. However, the impact of announced board price increases will be dictated, in part, by market forces that determine the timing and extent of our recovery of the increases in a market that currently is subject to overcapacity. Our announced price increases were necessary primarily due to significantly increasing energy costs. During fiscal 2005, our recycled mills operated at 93% of capacity compared to 96% in fiscal 2004. Recycled paperboard tons shipped in fiscal 2005 for the segment were 1,019,139 tons compared to 1,130,004 tons shipped in fiscal 2004. As a result of the GSPP Acquisition we sold 110,882 tons of bleached paperboard and 30,037 tons of southern bleached softwood kraft pulp, respectively. Laminated paperboard product net sales declined $21.2 million primarily due to the actions we took in fiscal 2004 to exit certain laminated paperboard operations.

The 5.9% increase in Paperboard segment net sales before intersegment eliminations in fiscal 2004 compared to fiscal 2003 was primarily due to a 2.6% increase in paperboard tons shipped and an $18 per ton increase in our average selling price for all tons shipped. During fiscal 2004, our recycled mills operated at 96% of capacity compared to 94% in fiscal 2003. Total tons shipped in fiscal 2004 for the segment increased to 1,130,004 tons from 1,100,832 tons shipped in fiscal 2003. Net sales of recycled fiber increased primarily due to increased fiber prices and volume. Sales of laminated paperboard products continued to decline as we continued to experience a decrease in demand for our products by customers in the ready-to-assemble furniture and book and binder industries, which during fiscal 2004 continued to be our primary laminated paperboard products markets, as well as continued competitive pricing. Net sales also decreased due to closures of our laminated plant facilities at the end of fiscal 2003 and second quarter of fiscal 2004.

Cost of Goods Sold

Cost of goods sold increased to $1,459.2 million (84.2% of net sales) in fiscal 2005 from $1,313.9 million (83.1% of net sales) in fiscal 2004 primarily due to the GSPP Acquisition, and fiber, energy, chemical and freight costs at our recycled paperboard mills increased $4.1 million, $6.6 million, $2.2 million and $8.4 million, respectively on a volume adjusted basis. Excluding amounts attributable to the GSPP Acquisition, group insurance expense increased $1.1 million, and workers' compensation expense and pension expense decreased $2.3 million and $1.3 million, respectively, during fiscal 2005 compared to fiscal 2004. We have foreign currency transaction risk primarily due to our operations in Canada. See ***"Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency"*** below. The impact of foreign currency transaction risk in fiscal 2005 compared to fiscal 2004 increased costs of goods sold by $0.8 million.

Cost of goods sold increased to $1,313.9 million (83.1% of net sales) in fiscal 2004 from $1,171.0 million (81.7% of net sales) in fiscal 2003 primarily due to $28.6 million (1.8% of net sales) of increased fiber, energy, chemical and freight costs at our recycled paperboard mills. Fiber, energy, chemical and freight costs at our recycled paperboard mills increased $16.3 million, $9.2 million, $1.3 million and $1.8 million, respectively, on a volume adjusted basis. In fiscal 2003, we covered most of our winter requirements for natural gas purchases at a NYMEX equivalent price of less than $3.50 per MMBtu (million British thermal units). In fiscal 2004, we covered approximately two-thirds of our winter energy purchases at a NYMEX equivalent price of approximately $5.20 per MMBtu that resulted in a small benefit compared to the winter NYMEX contract close prices. Across our businesses we also experienced increased freight costs of $4.4 million, excluding the $1.8 million of recycled paperboard freight costs referred to above, increased group insurance expense of $3.6 million, increased pension expense of $3.3 million (0.2% of net sales), and increased workers' compensation expense of $2.0 million during fiscal 2004 compared to fiscal 2003. The increase in freight costs was primarily due to increased volumes associated with our increased net sales and, to a lesser degree, increased fuel surcharges. Partially offsetting these higher costs were lower expenses for maintenance and repairs of $0.6 million. We also partially offset the effect of these increased costs by leveraging certain fixed costs at our higher operating rates. We have foreign currency transaction risk primarily due to our operations in Canada. See *"Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency"* below. The impact of foreign currency transaction risk in fiscal 2004 compared to fiscal 2003 reduced costs of goods sold by $0.5 million.

We value the majority of our U.S. inventories at the lower of cost or market with cost determined on the last-in, first-out, or "LIFO," inventory valuation method, which we believe generally results in a better matching of current costs and revenues than under the first-in, first-out, or "FIFO," inventory valuation method. In periods of increasing costs, the LIFO method generally results in higher cost of goods sold than under the FIFO method. In periods of decreasing costs, the results are generally the opposite.

The following table illustrates the comparative effect of LIFO and FIFO accounting on our results of operations. These supplemental FIFO earnings reflect the after-tax effect of eliminating the LIFO adjustment each year.

	Fiscal 2005		Fiscal 2004		Fiscal 2003	
	LIFO	FIFO	LIFO	FIFO	LIFO	FIFO
			(In millions)			
Cost of goods sold	**$1,459.2**	**$1,463.6**	$1,313.9	$1,311.8	$1,171.0	$1,170.5
Net income	**17.6**	**14.9**	17.6	19.0	29.6	29.9

Net income is higher in fiscal 2005 under the LIFO method than the FIFO method. Generally accepted accounting principles requires that inventory acquired in an acquisition be valued at selling price less costs to sell, dispose and complete. This value is generally higher than the cost to manufacture inventory. For the GSPP Acquisition, the inventory value computed in this manner was $7.3 million higher than the cost to manufacture. During fiscal 2005, this step-up would have been expensed under the FIFO method. Under our LIFO inventory method, this higher cost remains in inventory until the inventory layer represented by this inventory is consumed. To the extent inventory levels acquired in the GSPP Acquisition are lowered in the future, cost of goods sold could be higher than the normal cost to manufacture.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (**"SG&A"**) decreased as a percentage of net sales to 11.8% in fiscal 2005 from 12.5% in fiscal 2004 primarily as a result of the synergies we realized following the GSPP Acquisition and our continued focus on cost reductions and efficiency. SG&A expenses were $7.8 million higher than fiscal 2004 primarily as a result of SG&A from the GSPP locations we acquired, the third party costs we incurred to comply with the Sarbanes-Oxley Act, which were approximately $3.4 million, and increased amortization expense of $1.1 million from the GSPP Acquisition. Bad debt expense decreased $2.5 million, and bonus expense and commission expense, excluding the impact of the GSPP Acquisition, decreased $2.9 million and $2.0 million, respectively.

SG&A expenses decreased as a percentage of net sales to 12.5% in fiscal 2004 from 12.7% in fiscal 2003. SG&A expenses were $14.3 million higher than fiscal 2003 primarily as a result of increases in bad debt expense, pension expense, sales commissions, bonuses and stock compensation expense, and the amortization of certain identifiable intangible assets, which were $3.6 million, $3.5 million, $2.0 million, $1.5 million and $1.2 million, respectively, higher than fiscal 2003. Travel and entertainment expenses were $1.8 million lower than the prior fiscal year. Commission expense increased because of increased sales primarily of folding cartons. Bonuses and stock compensation expense increased due to the attainment of certain performance targets. Amortization of identifiable intangible assets increased primarily due to the fiscal 2003 acquisitions. Travel and entertainment expenses decreased primarily as a result of our continued focus on controlling costs.

At September 30, 2005, certain group insurance costs related to the indirect plant personnel were reclassified from SG&A to cost of goods sold. The prior year amounts were reclassified as well. In addition, franchise taxes were reclassified from provision for income taxes to SG&A. For additional information, see *"Note 17. Financial Results by Quarter (Unaudited)"* of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

Acquisitions

On June 6, 2005, we acquired from Gulf States substantially all of the GSPP assets and operations and assumed certain of Gulf States' related liabilities. We have included the results of GSPP's operations in our consolidated financial statements since that date. The aggregate purchase price for the GSPP Acquisition was $552.2 million, net of cash received of $0.7 million, including various expenses. We assigned the goodwill to our Paperboard and Packaging Products segments in the amounts of $37.2 million and $13.8 million, respectively. We expect all $51.0 million of the goodwill to be deductible for tax purposes.

In fiscal 2004, cash paid for purchase of businesses was $15.0 million, which consisted primarily of the $13.7 purchase price for the Athens Acquisition, in August 2004. The purchase price did not exceed the fair value of the assets and liabilities acquired; therefore, we recorded no goodwill. We included the results of operations of the Athens operations in our consolidated statements of income from the date of acquisition. Included in the assets acquired were $2.2 million of intangible assets. We are amortizing the customer relationships over 10 years and the non-compete agreement over five years. The pro forma impact of the Athens Acquisition was not material to our consolidated financial results for fiscal 2004.

For additional information, see *"Note 6. Acquisitions, Restructuring and Other Matters"* of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

Restructuring and Other Costs

We recorded pre-tax restructuring and other costs of $7.5 million, $32.7 million, and $1.5 million for fiscal 2005, 2004, and 2003, respectively. These amounts are not comparable since the timing and scope of the individual actions associated with a restructuring can vary. The pre-tax charges recorded in fiscal 2005 were primarily $2.5 million from the announced closure of our Marshville folding carton plant, $2.8 million from our St. Paul folding carton plant and $1.6 million from our Otsego paperboard mill from previously announced closures, and $1.6 million for our folding division restructuring.

In fiscal 2004, the pre-tax charges consisted primarily of $16.6 million, $7.9 million, and $3.0 million, respectively, from the announced closure of our Otsego paperboard mill, Wright City laminated paperboard products facility, and St. Paul folding carton facility, $4.2 million from the announced the closure of the laminated paperboard products converting lines at our Aurora facility, and $1.1 million incurred to review our corporate structure and reorganized our subsidiaries, reducing the number of corporate entities and the complexity of the organizational structure.

In fiscal 2003, we incurred pre-tax charges of $1.5 million for various initiatives.

For additional information, see *"Note 6. Acquisitions, Restructuring and Other Matters"* of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

Segment Operating Income

Operating Income — Packaging Products Segment

	Net Sales (Aggregate)	Operating Income	Return on Sales
	(In millions, except percentages)		
First Quarter	$173.7	$ 4.9	2.8%
Second Quarter	196.3	10.0	5.1
Third Quarter	210.1	10.8	5.1
Fourth Quarter	221.3	12.8	5.8
Fiscal 2003	$801.4	$38.5	4.8%
First Quarter	$208.9	$ 7.0	3.4%
Second Quarter	231.7	10.2	4.4
Third Quarter	231.6	11.8	5.1
Fourth Quarter	235.9	9.0	3.8
Fiscal 2004	$908.1	$38.0	4.2%
First Quarter	**$221.8**	**$ 5.3**	**2.4%**
Second Quarter	**218.8**	**5.7**	**2.6**
Third Quarter	**239.2**	**10.6**	**4.5**
Fourth Quarter	**314.2**	**11.8**	**3.7**
Fiscal 2005	**$994.0**	**$33.4**	**3.4%**

Operating income attributable to the Packaging Products segment decreased to $33.4 million in fiscal 2005 from $38.0 million in fiscal 2004. Our operating margin for fiscal 2005 was 3.4% compared to 4.2% in fiscal 2004. The GSPP folding plants were net contributors to folding operating profit, but, the decrease in operating income for the segment was primarily due to lower folding sales in plants owned for the full year, lower volume, higher operating costs, and operating losses of $3.0 million at plants in the process of being closed. Additionally, excluding amounts attributable to the GSPP Acquisition, freight expense increased $1.3 million primarily due to increased fuel surcharges, and group insurance expense increased $0.7 million. Bad debt expense decreased $1.5 million, workers' compensation expense decreased $1.3 million, and sales commissions decreased $0.9 million due to the mix of commissionable sales.

Operating income attributable to the Packaging Products segment for fiscal 2004 was $38.0 million, relatively flat compared to $38.5 million in fiscal 2003. Our operating margin for fiscal 2004 was 4.2% compared to 4.8% in fiscal 2003. The decrease in operating income for the segment was primarily due to competitive pressures, a $1.4 million increase in bad debt expense, increased sales commissions of $1.0 million due to increased net sales, increased workers' compensation expense of $1.2 million, increased group insurance of $2.8 million, increased freight expense of $3.6 million primarily due to increased volumes associated with our increased net sales and, to a lesser degree, increased fuel surcharges, increased pension expense of $2.6 million, increased intangible asset amortization of $0.9 million due to the amortization associated with the fiscal 2003 acquisitions in our folding carton division.

Operating Income — Merchandising Displays and Corrugated Packaging Segment

	Net Sales (Aggregate)	Operating Income	Return on Sales
	(In millions, except percentages)		
First Quarter	$ 75.1	$ 7.2	9.6%
Second Quarter	66.1	5.3	8.0
Third Quarter	71.7	6.8	9.6
Fourth Quarter	78.3	9.3	11.8
Fiscal 2003	$291.2	$28.6	9.8%
First Quarter	$ 73.5	$ 5.9	8.1%
Second Quarter	77.5	7.5	9.7
Third Quarter	75.8	6.1	8.0
Fourth Quarter	91.5	9.6	10.4
Fiscal 2004	$318.3	$29.1	9.1%
First Quarter	**$ 79.5**	**$ 2.7**	**3.4%**
Second Quarter	**86.1**	**4.8**	**5.6**
Third Quarter	**83.5**	**6.4**	**7.7**
Fourth Quarter	**84.7**	**7.2**	**8.5**
Fiscal 2005	**$333.8**	**$21.1**	**6.3%**

Operating income attributable to the Merchandising Displays and Corrugated Packaging segment in fiscal 2005 decreased to $21.1 million from $29.1 million in fiscal 2004. Our operating margin for fiscal 2005 decreased to 6.3% from 9.1% in fiscal 2004. The decline in the operating margin was the result of higher material costs, a $1.1 million pre-tax loss at our Athens facility, increased sales of corrugated packaging and sheets which have lower margins than merchandising displays, and weaker than expected sales in the first fiscal quarter. Freight expense increased $1.7 million, primarily due to increased fuel surcharges, sales commissions decreased $1.1 million due to the mix of commissionable sales, and bonus expense decreased $1.9 million.

Operating income attributable to the Merchandising Displays and Corrugated Packaging segment in fiscal 2004 increased 1.8% to $29.1 million compared to $28.6 million in fiscal 2003. Our operating margin for fiscal 2004 decreased to 9.1% from 9.8% in fiscal 2003. The segment's increase in gross profit from our 9.3% increase in net sales was almost completely offset by increased bad debt expense of $1.0 million due to a change in the credit quality of several customers. Sales commissions increased $1.2 million due to increased net sales, workers' compensation expense increased $0.3 million, pension expense increased $1.3 million and selling, general and administrative salaries increased $0.8 million to support our increased sales levels. The $1.2 million we invested in developing theft deterrent solutions in fiscal 2004 also reduced segment operating income.

Operating Income — Paperboard Segment

	Net Sales (Aggregate) (In Millions)	Operating Income (In Millions)	Return On Sales	Coated and Specialty Recycled Paperboard Tons Shipped(a) (In Thousands)	Corrugated Medium Tons Shipped (In Thousands)	Bleached Paperboard Tons Shipped(b) (In Thousands)	SBSK Pulp Tons Shipped(b) (In Thousands)	Average Price(c) (Per Ton)
First Quarter	$121.8	$ 5.3	4.4%	217.3	40.8	n/a	n/a	$419
Second Quarter	128.9	6.4	5.0	241.9	41.5	n/a	n/a	406
Third Quarter	128.8	6.0	4.7	239.3	40.4	n/a	n/a	423
Fourth Quarter	130.4	4.1	3.1	234.6	45.0	n/a	n/a	421
Fiscal 2003	$509.9	$21.8	4.3%	933.1	167.7	n/a	n/a	$417
First Quarter	$128.3	$ 3.1	2.4%	230.7	43.9	n/a	n/a	$422
Second Quarter	136.1	2.4	1.7	248.8	42.9	n/a	n/a	424
Third Quarter	138.6	2.6	1.9	248.0	44.7	n/a	n/a	439
Fourth Quarter	136.9	7.6	5.6	224.9	46.1	n/a	n/a	455
Fiscal 2004	$539.9	$15.7	2.9%	952.4	177.6	n/a	n/a	$435
First Quarter	**$128.7**	**$ 4.4**	**3.4%**	**210.6**	**42.7**	**n/a**	**n/a**	**$467**
Second Quarter	**131.8**	**3.6**	**2.8**	**209.7**	**45.2**	**n/a**	**n/a**	**472**
Third Quarter	**155.0**	**7.6**	**4.9**	**211.6**	**44.8**	**26.7**	**6.9**	**491**
Fourth Quarter	**199.9**	**16.0**	**8.0**	**209.7**	**44.8**	**84.2**	**23.1**	**523**
Fiscal 2005	**$615.4**	**$31.6**	**5.1%**	**841.6**	**177.5**	**110.9**	**30.0**	**$492**

(a) Recycled Paperboard Tons Shipped and Average Recycled Paperboard Price Per Ton include tons shipped by Seven Hills, our joint venture with Lafarge.

(b) Bleached paperboard and southern bleached softwood kraft (SBSK) pulp tons shipped begin in June 2005 as a result of the GSPP Acquisition.

(c) Beginning in the third quarter of fiscal 2005, Average Price Per Ton includes coated and specialty recycled paperboard, corrugated medium, bleached paperboard and southern bleached softwood kraft pulp.

Operating income attributable to the Paperboard segment for fiscal 2005 increased to $31.6 million compared to $15.7 million in fiscal 2004 due to the GSPP Acquisition and higher selling prices for recycled paperboard. Our operating margin for fiscal 2005 increased to 5.1% from 2.9% in fiscal 2004 as a result of higher margin sales from the GSPP Acquisition and increased selling prices. In our recycled mills, sales price increases were significantly offset by the aggregate increase of $21 per ton in fiber, energy, chemical and freight costs compared to the prior fiscal year. Operating income also benefited from the elimination of $3.8 million of fiscal year 2004 losses at a portion of our laminated paperboard products operations and $2.7 million from our Otsego paperboard mill, both of which we closed in fiscal 2004. In our recycled paperboard mills, fiber costs increased $4.1 million, energy costs increased $6.6 million, chemical costs increased $2.2 million, and freight costs increased $8.4 million on a volume adjusted basis. Additionally, adjusted for the GSPP Acquisition, bad debt expense decreased $0.9 million, and bonus expense increased $0.8 million.

Operating income attributable to the Paperboard segment for fiscal 2004 decreased 27.6% to $15.7 million compared to $21.8 million in fiscal 2003 despite the increase in paperboard tons shipped and average selling price. Our operating margin for fiscal 2004 decreased to 2.9% from 4.3% in fiscal 2003. Operating income in our recycled fiber division increased 143.4% as a result of higher fiber prices and increased volume. The operating loss generated by our laminated paperboard products operations increased $0.7 million due to lower sales, continued pricing pressure, and rising material costs. In our recycled paperboard mills, on a volume adjusted basis, fiber costs increased $16.3 million, energy costs increased $9.2 million, chemical costs increased $1.3 million, and freight costs increased $1.8 million, which more than offset the increased sales of $19.6 million attributable to increased average selling prices. The net impact of the increased average selling price and the increased fiber, energy, chemical and freight costs was a reduction in segment income of $8.9 million. Other Paperboard segment freight costs increased $0.3 million. Additionally, group insurance expense increased $0.9 million, pension expense increased $1.9 million, inventory write-downs related to closed plants increased $0.8 million, bad debt expense increased $1.3 million due to the change in credit quality of several customers, and workers' compensation expense increased $0.5 million.

Interest Expense

Interest expense for fiscal 2005 increased 55.5%, or $13.1 million, to $36.6 million from $23.6 million for fiscal 2004. The increase was primarily attributable to our increased debt to finance the GSPP Acquisition. The increase in our average outstanding borrowings increased interest expense by approximately $7.6 million. An increase in our effective interest rates, net of swaps, resulted in increased interest expense of approximately $5.5 million.

Interest expense for fiscal 2004 decreased 12.3%, or $3.3 million, to $23.6 million from $26.9 million for fiscal 2003. The decrease in our effective interest rates, net of swaps, resulted in decreased interest expense of approximately $2.9 million. The decrease in our average outstanding borrowings decreased interest expense by approximately $0.4 million.

Minority Interest

Minority interest in income of our consolidated subsidiary for fiscal 2005 increased 41.3% to $4.8 million from $3.4 million in 2004. The increase was primarily due our acquisition of our 60% ownership share in GSD as part of the GSPP Acquisition.

Minority interest in income of our consolidated subsidiary for fiscal 2004 increased 5.3% to $3.4 million from $3.2 million in 2003. The increase was primarily due to higher volumes.

Provision for Income Taxes

We recorded a provision for income taxes of $2.2 million for fiscal 2005 compared to a provision of $0.9 million for fiscal 2004. Fiscal 2005 included a $4.1 million benefit resulting from the resolution of historical federal and state tax deductions that we had previously reserved. Other adjustments to the statutory federal tax rate are more fully described in Note 10 to the consolidated financial statements. We estimate our marginal effective income tax rate for fiscal 2005 to be approximately 39%.

In fiscal 2004, we reviewed our corporate structure and reorganized our corporate subsidiaries, reducing the number of corporate entities and the complexity of our organizational structure. The changes we implemented as a result of this review resulted in a one-time income tax benefit of $3.2 million. Approximately $1.2 million of the benefit related to the filing of amended tax returns for fiscal years 2001 and 2002 and comparable adjustments made to the fiscal 2003 tax returns. The changes related to certain income apportionment factors and a correction of an allocation of intercompany charges. The impact of these changes was not material to our net income for any of the fiscal years in question; therefore, we recorded the cumulative impact in the current period. The remaining $2.0 million tax benefit relates to a reduction in the deferred tax valuation allowance for net operating loss carry-forwards (which we refer to as **"NOLs"**) and credits that we had previously concluded were not realizable. We anticipate that the restructuring will allow us to realize the benefit of these NOLs in future years. Due to these one-time tax benefits, our fiscal 2005 and fiscal 2004 effective income tax rates of 11.3% and 24.4%, respectively are not comparable.

The American Jobs Creation Act of 2004 creates a temporary incentive for United States corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. We plan to repatriate $30.9 million in extraordinary dividends, as defined in the Jobs Creation Act, during the quarter ending December 31, 2005. Accordingly, we recorded a tax liability of $0.8 million as of September 30, 2005.

Provision for income taxes for fiscal 2004 decreased to $0.9 million from $18.1 million for fiscal 2003. The $0.9 million provision for income taxes in fiscal 2004 does not include $4.8 million for taxes related to our discontinued operations in fiscal 2004. Our effective tax rate for fiscal 2004 decreased to 24.4% from 38.1% for fiscal 2003. These rates are not comparable due to the reorganization of our corporate subsidiaries in fiscal 2004, as discussed above.

Discontinued Operations

Income from discontinued operations, net of tax, was $8.0 million in fiscal 2004 compared to $0.04 million for fiscal 2003.

In the first quarter of fiscal 2004, we completed the sale of our plastic packaging division and the sale of certain assets and liabilities that we acquired in the January 2003 acquisition of Groupe Cartem Wilco Inc. (which we refer to as "**Cartem Wilco**") that were associated with a folding carton plant in Quebec. We received cash proceeds of approximately $59.0 million from the sale of the plastic packaging division and we recorded an after-tax gain of approximately $7.3 million. The sale of certain Cartem Wilco assets and liabilities resulted in no gain or loss and we received cash proceeds of approximately $2.9 million. We have reclassified the results of operations for these components as income from discontinued operations, net of tax, on the consolidated statements of income for all periods presented.

Income from discontinued operations in fiscal 2003 was $0.04 million due to declining sales prices of case ready meat packaging, higher raw material costs, primarily resin, and a shift toward lower margin extruded roll stock sales.

Net Income

Net income for fiscal 2005 was $17.6 million and included pre-tax expenses of $7.5 million for restructuring and other costs, and a one-time income tax benefit of $6.7 million. Net income for fiscal 2004 was $17.6 million and included income from discontinued operations of $8.0 million, pre-tax expenses of $32.7 million for restructuring and other costs, and a one-time income tax benefit of $3.2 million. Net income as a percentage of net sales was 1.0% for fiscal 2005 compared to 1.1% for fiscal 2004. Net income for fiscal 2003 was $29.6 million and included income from discontinued operations of $0.04 million and pre-tax expense of $1.5 million for restructuring and other costs. Net income as a percentage of net sales was 2.1% for fiscal 2003.

Liquidity and Capital Resources

Working Capital and Capital Expenditures

We fund our working capital requirements, capital expenditures and acquisitions from net cash provided by operating activities; borrowings under term notes, our receivables-backed financing facility and bank credit facilities; proceeds from the sale of our discontinued and closed operations, and proceeds received in connection with the issuance of industrial development revenue bonds as well as other debt and equity securities.

The sum of cash and cash equivalents and investment in marketable securities was $26.8 million at September 30, 2005, compared to $56.9 million at September 30, 2004, an aggregate decrease of $30.1 million. Our debt balance at September 30, 2005, was $915.1 million compared with $484.1 million on September 30, 2004, an increase of $431.0 million, which primarily reflects the debt incurred to finance the GSPP Acquisition. Our debt exposes us to changes in interest rates. We use swap instruments to manage the interest rate characteristics of our outstanding debt. In May 2005, we paid $4.2 million to terminate $200 million of long-term fixed-to-floating interest rate swaps. In June and September 2005, we entered into $350 million notional amount and $75 million notional amount of floating-to-fixed interest rate swaps, respectively, and designated them as cash flow hedges of forecasted interest payments for a like amount of our floating rate debt. The start date of the $75 million is effective September 1, 2006. We financed the GSPP Acquisition of $552.2 million, including related costs, with $420.0 million in financing from a new secured credit facility (which we refer to as the **"Senior Credit Facility"**) that we entered into contemporaneously with the closing of the GSPP Acquisition, $70.1 million in financing from our existing $75.0 million receivables-backed financing facility and cash on hand. We have established a goal to reduce our debt by $180 million by September 2007. For this goal, we assumed our debt would equal our March 31, 2005, net debt (as defined) of $396.3 million plus the purchase price of $552.2 million and that we would reduce our net debt to $768.5 million by September 2007. Our actual net debt at the end of September 30, 2005 was $876.0 million, implying that we reduced pro forma net debt by $72.5 million. We are ahead of our expectations for debt reduction after the GSPP Acquisition. The Senior Credit Facility includes revolving credit, swing, and term loan facilities in the aggregate principal amount of $700.0 million. The Senior Credit Facility is pre-payable at any time and is scheduled to expire on June 6, 2010, and includes certain restrictive covenants. We had $250.0 million outstanding under the term loan facility at September 30, 2005. We have aggregate outstanding letters of credit under this facility of approximately $41 million. At September 30, 2005, due to the covenants in the Senior Credit Facility, maximum available borrowings under this facility were approximately $126 million. We also had a 364-day receivables-backed financing facility under which we had aggregate borrowing capacity of $75.0 million through May 1, 2006. Borrowing availability under this facility is based on the eligible underlying secured assets. At September 30, 2005, this facility was fully drawn. On October 26, 2005, the facility was increased to $100.0 million and is scheduled to expire on October 25, 2006. At September 30, 2005 and September 30, 2004, we had $55.0 million and no borrowings, respectively outstanding under our receivables-backed financing facility. At September 30, 2005, we had $216.0 million outstanding under our revolving credit facility that is part of our Senior Credit Facility. At September 30, 2004, we had no borrowings on the terminated revolving credit facility. On August 1, 2005, we retired the outstanding balance of $74.0 million of our $100.0 million in aggregate principal amount of our 7.25% notes (which we refer to as the **"2005 Notes"**). We retired the 2005 Notes with $14.0 million cash on hand and $60.0 million of borrowings under our Senior Credit Facility. For additional information regarding our outstanding debt, our credit facilities and their securitization, see *"Note 8. Debt"* of the Notes to Condensed Consolidated Financial Statements section of the Financial Statements included herein.

Net cash provided by operating activities for fiscal 2005 was $154.7 million and $91.4 million in fiscal 2004. The increase was primarily due to higher income from continuing operations, increased depreciation and amortization, and net decreases in working capital. The net decreases in working capital were primarily due to a reduction in accounts receivable and inventories. Net cash provided by operating activities for fiscal 2004 was $91.4 million compared to $114.8 million for fiscal 2003. Net cash provided by operating activities for fiscal 2004 was reduced by $9.9 million of cash taxes paid on the sale of our plastic packaging division, which we are required to record as a reduction of net cash provided by operating activities. The remaining decrease is primarily the result of working capital changes to support our increased sales levels and decreased earnings from continuing operations.

Net cash used for investing activities was $572.4 million in fiscal 2005 compared to $36.3 million in fiscal 2004. Net cash used for investing activities consisted primarily of the $552.2 million purchase price of the GSPP Acquisition, $54.3 million of capital expenditures that were partially offset by net sales of $28.2 million of marketable securities, and proceeds from the sale of property, plant and equipment of $6.1 million, primarily from previously idled facilities and equipment. Fiscal 2004 consisted primarily of capital expenditures of $60.8 million, and net purchases of $28.2 million of marketable securities, and our Athens Acquisition for which the purchase price was $13.7 million, and were largely offset by the $59.0 million that we received from the sale of the plastic packaging division and $2.9 million that we received from the sale of certain Cartem Wilco assets and liabilities. Net cash used for investing activities for fiscal 2003 was $156.7 million, consisting primarily of capital expenditures of $57.4 million, $65.3 million paid for the January 2003 purchase of Cartem Wilco, $15.4 million paid for the August 2003 purchase of Pacific Coast Packaging, and the buyout of our synthetic lease for $21.9 million. Partially offsetting these cash outflows were $6.8 million of proceeds from the sale of property, plant and equipment, primarily from closed facilities, and $1.5 million that we received for the sale of our Montreal, Quebec, recycled fiber collection facility.

Net cash provided by financing activities was $415.1 million in fiscal 2005 and net cash used for financing activities was $41.1 million in fiscal 2004. In fiscal 2005, net cash provided consisted primarily of net additions to debt to finance the GSPP Acquisition and the issuance of Common Stock, which were partially offset by cash dividends paid to shareholders, distributions to minority interest partners, payment on termination of swap contracts, and debt issuance costs. Fiscal 2004 consisted primarily of net repayments of debt, cash dividend payments to shareholders, and distributions to the minority interest partner in our RTS joint venture that were partially offset by proceeds from monetizing swap contracts and the issuance of Common Stock. Net cash provided by financing activities aggregated $50.4 million for fiscal 2003 and consisted primarily of proceeds from the issuance of $100.0 million in aggregate principal amount of our 5.625% notes due March 15, 2013 which we used to pay down the balances on our revolving credit facility, our receivables-backed financing facility and the debt that we incurred as part of the acquisition of Cartem Wilco; additions to debt; the issuance of Common Stock; and proceeds from monetizing swap contracts. Partially offsetting these sources of cash were repayments of debt, cash dividends paid to shareholders, and distributions to the minority interest partner in our RTS joint venture, debt issuance costs, and the repurchase of Common Stock.

Our capital expenditures aggregated $54.3 million in fiscal 2005. We used these expenditures primarily for the purchase and upgrading of machinery and equipment. We estimate that our capital expenditures will aggregate approximately $70 million in fiscal 2006 and we are obligated to purchase $14.4 million of fixed assets at September 30, 2005. We intend to use these expenditures for the purchase and upgrading of machinery and equipment, including growth and efficiency capital focused on our folding carton business, and maintenance capital. We believe that our financial position would support higher levels of capital expenditures, if justified by opportunities to increase revenues or reduce costs, and we continuously review new investment opportunities. Accordingly, it is possible that our capital expenditures in fiscal 2006 could be higher than currently anticipated.

As a result of the step up in basis related to the acquisition of the Gulf States fixed assets and the future tax depreciation from these assets, we do not anticipate paying any Federal income taxes over the next two fiscal years.

We anticipate that we will be able to fund our capital expenditures, interest payments, stock repurchases, dividends, pension payments, working capital needs, and repayments of current portion of long term debt for the foreseeable future from cash generated from operations, borrowings under our Senior Credit Facility and receivables-backed financing facility, proceeds from the issuance of debt or equity securities or other additional long-term debt financing.

In November 2005, our board of directors approved a resolution to pay our quarterly dividend of $0.09 per share, indicating an annualized dividend of $0.36 per year, on our Common Stock.

Contractual Obligations

We summarize in the following table our enforceable and legally binding contractual obligations at September 30, 2005, and the effect such obligations are expected to have on our liquidity and cash flow in future periods. We based some of the amounts in this table on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Because these estimates and assumptions are subjective, the enforceable and legally binding obligations we actually pay in future periods may vary from those we have summarized in the table.

	Payments Due by Period				
Contractual Obligations	Total	Fiscal 2006	Fiscal 2007 & 2008	Fiscal 2009 & 2010	Thereafter
			(In millions)		
Long-term debt, including current portion (a)(e)	$ 903.4	$ 62.1	$ 63.6	$403.6	$374.1
Operating lease obligations (b)	38.1	10.2	15.4	7.5	5.0
Purchase obligations (c)(d)	276.0	137.0	120.9	17.9	0.2
Total	$1,217.5	$209.3	$199.9	$429.0	$379.3

(a) We have included in the long-term debt line item above amounts owed on our note agreements, industrial development revenue bonds, and credit agreements. For purposes of this table, we assume that all of our long-term debt will be held to maturity. We have not included in these amounts interest payable on our long-term debt. We have excluded aggregate hedge adjustments resulting from terminated interest rate derivatives or swaps of $12.3 million and excluded unamortized bond discounts of $0.6 million from the table to arrive at actual debt obligations. For information on the interest rates applicable to our various debt instruments see *"Note 8. Debt."* of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

(b) For more information, see *"Note 9. Leases and Other Agreements"* of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provision; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

(d) Under the terms of the joint venture agreement, Lafarge has the option to terminate the joint venture and require us to purchase its interest in Seven Hills on March 29, 2008, and annually thereafter at a formula price that would result in a purchase price of less than 40% of Lafarge's net equity investment. We have included an estimate of this contingent obligation in the table. We have included approximately $8.0 million in the table under the column "Fiscal 2007 & 2008".

(e) We have not included in the table above an item labeled "other long-term liabilities reflected on our consolidated balance sheet" because none of our other long-term liabilities have a definite pay-out scheme. As discussed in *"Note 11. Retirement Plans"* of the Notes to Consolidated Financial Statements section of the Financial Statements included herein, we have long-term liabilities for deferred employee compensation, including pension, supplemental retirement plans, and deferred compensation. We have not included in the table the payments related to the supplemental retirement plans and deferred compensation because these amounts are dependent upon, among other things, when the employee retires or leaves our company, and whether the employee elects lump-sum or annuity payments. In addition, we have not included in the table minimum pension funding requirements because such amounts are not available for all periods presented. We estimate we will contribute approximately $35 million to our pension and supplemental retirement plans in the next two fiscal years. During fiscal 2005, we contributed approximately $7.3 million to our five defined benefit pension plans.

In addition to the enforceable and legally binding obligations quantified in the table above, we have other obligations for goods and services and raw materials entered into in the normal course of business. These contracts, however, either are not enforceable or legally binding or are subject to change based on our business decisions.

For information concerning certain related party transactions, please see *"Note 14. Related Party Transactions"* of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

Unconsolidated Joint Venture

We own 49% of the Seven Hills joint venture with Lafarge, and account for it under the equity method. During fiscal 2005 and 2003 our share of operating losses incurred at Seven Hills amounted to $1.0 million and $0.4 million, respectively. During fiscal 2004, our share of operating income at Seven Hills was $0.1 million. The loss in fiscal 2005 included approximately $1.5 million that we recorded in our third fiscal quarter due to arbitration with Lafarge. Our pre-tax income from the Seven Hills joint venture, including the fees we charge the venture and our share of the joint venture's net income, was $0.7 million, $2.8 million, and $1.3 million for fiscal 2005, 2004, and 2003, respectively.

For additional information, see *"Note 1. Description of Business and Summary of Significant Accounting Policies"* of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

Stock Repurchase Program

Our board of directors has approved a stock repurchase plan that allows for the repurchase from time to time of shares of Common Stock over an indefinite period of time. As of September 30, 2005, we had 2.0 million shares of Common Stock available for repurchase under the amended repurchase plan. Pursuant to our repurchase plan, during fiscal 2005 and fiscal 2004, we did not repurchase any shares of Common Stock. During fiscal 2003, we repurchased 0.1 million shares of Common Stock.

Expenditures for Environmental Compliance

For a discussion of our expenditures for environmental compliance, please see Item 1, *"Business — Governmental Regulation — Environmental Regulation."*

New Accounting Standards

See *"Note 1. Description of Business and Summary of Significant Accounting Policies"* of the Notes to Consolidated Financial Statements section of the Financial Statements included herein for a full description of recent accounting pronouncements including the respective expected dates of adoption and expected effects on results of operations and financial condition.

Non-GAAP Measures

We have included in the discussion under the caption *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview"* above a financial measure that is not prepared in accordance with GAAP. Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. Below, we define the non-GAAP financial measure, provide a reconciliation of the non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP, and discuss the reasons that we believe this information is useful to management and may be useful to investors.

Net Debt (as defined)

We have defined the non-GAAP measure net debt to include the aggregate debt obligations reflected in our balance sheet, less the hedge adjustments resulting from terminated and existing interest rate derivatives or swaps, the balance of our cash and cash equivalents and certain other investments that we consider to be readily available to satisfy such debt obligations.

Our management uses net debt, along with other factors, to evaluate our financial condition. We believe that net debt is an appropriate supplemental measure of financial condition because it provides a more complete understanding of our financial condition before the impact of our decisions regarding the appropriate use of cash and liquid investments. Set forth below is a reconciliation of net debt to the most directly comparable GAAP measures, Total Current Portion of Debt and Total Long-term Debt, Less Current Portion, in thousands:

	September 30, 2005	March 31, 2005	September 30, 2004
Total Current Portion of Debt	**$ 62,079**	$ 75,090	$ 85,760
Total Long-term Debt, Less Current Portion	**853,002**	390,691	398,301
	915,081	465,781	484,061
Less: Hedge Adjustments Resulting From Terminated Interest Rate Derivatives or Swaps	**(12,255)**	(18,702)	(21,235)
Less: Hedge Adjustments Resulting From Existing Interest Rate Derivatives or Swaps	**—**	8,937	2,774
	902,826	456,016	465,600
Less: Cash and Cash Equivalents	**(26,839)**	(28,505)	(28,661)
Less: Investment in Marketable Securities	**—**	(31,230)	(28,230)
Net Debt	**$875,987**	**$396,281**	**$408,709**

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to market risk from changes in interest rates, foreign exchange rates and commodity prices. Our objective is to identify and understand these risks and then implement strategies to manage them. When evaluating these strategies, we evaluate the fundamentals of each market, our sensitivity to movement in commodity pricing, and underlying accounting and business implications. To implement these strategies, we periodically enter into various hedging transactions. The sensitivity analyses we present below do not consider the effect of possible adverse changes in the general economy, nor do they consider additional actions we may take to mitigate our exposure to such changes. There can be no assurance that we will manage or continue to manage any such risks in the future or that any such efforts will be successful.

Derivative Instruments

We enter into a variety of derivative transactions. We use interest rate swap agreements to manage the interest rate characteristics on a portion of our outstanding debt. We evaluate market conditions and our leverage ratio in order to determine our tolerance for potential increases in interest expense that could result from floating interest rates. We use forward contracts to limit our exposure to fluctuations in non-functional foreign currency rates with respect to our operating units' receivables. We also use commodity swap agreements to limit our exposure to falling sales prices and rising raw material costs.

We account for derivative instruments and transactions based on whether the derivative instrument is designated as a fair value hedge or a cash flow hedge as more fully described in ***"Note 1. Description of Business and Summary of Significant Accounting Policies"*** of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

In fiscal 2005, we paid $4.2 million to terminate $200 million notional amount of long-term fixed-to-floating interest rate swaps. During fiscal 2004, we realized cash proceeds of $4.4 million by terminating interest rate swaps that were designated as fair value hedges of our fixed rate debt and entering into comparable replacement interest rate swaps at then-current market levels. We do not expect any material impact on net income or change in interest rate risk from these transactions relative to our position before we entered into these transactions.

Interest Rates

We are exposed to changes in interest rates, primarily as a result of our short-term and long-term debt. We use swap agreements to manage the interest rate characteristics of a portion of our outstanding debt. Based on the amounts and mix of our fixed and floating rate debt at September 30, 2005 and September 30, 2004, if market interest rates increase an average of 100 basis points, after considering the effects of our swaps, our interest expense would have increased by $2.0 million and $3.1 million, respectively. We determined these amounts by considering the impact of the hypothetical interest rates on our borrowing costs and interest rate swap agreements. These analyses do not consider the effects of changes in the level of overall economic activity that could exist in such an environment.

Market Risks Impacting Pension Plans

Our pension plans are influenced by trends in the financial markets and the regulatory environment. Adverse general stock market trends and falling interest rates increase plan costs and liabilities. During fiscal 2005 and 2004, the effect of a 0.25% change in the discount rate would have impacted income from continuing operations before income taxes by approximately $1.3 million and $1.2 million, respectively.

Foreign Currency

We are exposed to changes in foreign currency rates with respect to our foreign currency denominated operating revenues and expenses. Our principal foreign exchange exposure is the Canadian dollar. The Canadian dollar is the functional currency of our Canadian operations.

We have transaction gains or losses that result from changes in our operating units' non-functional currency. For example, we have non-functional currency exposure at our Canadian operations because they have purchases and sales denominated in U.S. dollars. We record these gains or losses in foreign exchange gains and losses in the income statement. From time to time, we enter into currency forward or option contracts to mitigate a portion of our foreign currency transaction exposure. We recorded losses of $0.7 million and $0.5 million in fiscal 2005 and fiscal 2003, respectively, and a gain of $0.01 million in fiscal 2004. To mitigate potential foreign currency transaction losses, we may use offsetting internal exposures or forward contracts.

We also have translation gains or losses that result from translation of the results of operations of an operating unit's foreign functional currency into U.S. dollars for consolidated financial statement purposes. As a result of the Canadian dollar strengthening in relation to the U.S. dollar, our translated, before tax earnings from our Canadian operations were increased. Translated earnings were also $0.6 million higher in fiscal 2005 than if we translated the same earnings using fiscal 2004 exchange rates. Translated earnings were $0.8 million higher in fiscal 2004 than if we translated the same earnings using fiscal 2003 exchange rates.

Commodities

The principal raw material we use in the production of recycled paperboard and corrugating medium is recycled fiber. Our purchases of old corrugated containers and double-lined kraft clippings account for our largest fiber costs and approximately 54% of our fiscal year 2005 fiber purchases. The remaining 46% of our fiber purchases consists of a number of other grades of recycled paper.

From time to time we make use of financial swap agreements to limit our exposure to changes in OCC prices. With the effect of our OCC swaps, a hypothetical 10% increase in total fiber prices would have increased our costs by $10 million in fiscal 2005 and 2004, respectively. In times of higher fiber prices, we may have the ability to pass a portion of the increased costs on to our customers in the form of higher finished product pricing; however, there can be no assurance that we will be able to do so.

Coated Unbleached Kraft

We purchase Coated Unbleached Kraft (which we refer to as "CUK") from external sources to use in our folding carton converting business. A hypothetical 10% increase in CUK prices would have increased our costs by approximately $6 million during fiscal 2005 and by approximately $5 million during fiscal 2004. In times of higher CUK prices, we may have the ability to pass a portion of our increased costs on to our customers in the form of higher finished product pricing; however, there can be no assurance that we will be able to do so.

Linerboard/Corrugating Medium

We have the capacity to produce approximately 180,000 tons per year of corrugating medium at our St. Paul, Minnesota operation. From time to time, we make use of swap agreements to limit our exposure to falling corrugating medium prices at our St. Paul operation. We estimate market risk as a hypothetical 10% decrease in selling price. With the effect of our medium swaps, such a decrease would have resulted in lower sales of approximately $6 million during both fiscal 2005 and fiscal 2004.

We convert approximately 86,000 tons per year of corrugating medium and linerboard in our corrugated box converting operations. A hypothetical 10% increase in linerboard and corrugating medium pricing would have resulted in increased costs of approximately $4 million during both fiscal 2005 and fiscal 2004. We may have the ability to pass a portion of our increased costs on to our customers in the form of higher finished product pricing; however, there can be no assurance that we will be able to do so.

Energy

Energy is one of the most significant manufacturing costs of our paperboard operations. We use natural gas, electricity, fuel oil and coal to generate steam used in the paper making process and to operate our recycled paperboard machines and primarily electricity for our converting equipment. Our bleached paperboard mill uses wood by-products for most of its energy. We generally purchase these products from suppliers at market rates. Occasionally, we enter into long-term agreements to purchase natural gas.

We spent approximately $87 million on all energy sources in fiscal 2005. Natural gas accounted for approximately 53% (5.0 million MMBtu) of our total purchases in fiscal 2005. Without the effect of fixed price natural gas forward contracts, a hypothetical 10% change in the price of energy would have increased our cost of energy by $8.7 million.

We spent approximately $86 million on energy in fiscal 2004. Natural gas accounted for approximately 50% (5.7 million MMBtu) of our total energy purchases in fiscal 2004. Without the effect of fixed price natural gas forward contracts, a hypothetical 10% change in the price of energy would have increased our cost of energy by $8.6 million during fiscal 2004.

We may have the ability to pass a portion of our increased costs on to our customers in the form of higher finished product pricing; however, there can be no assurance that we will be able to do so. We periodically evaluate alternative scenarios to manage these risks.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Financial Statements

Description	
Consolidated Statements of Income	Page 41
Consolidated Balance Sheets	Page 42
Consolidated Statements of Shareholders' Equity	Page 43
Consolidated Statements of Cash Flows	Page 44
Notes to Consolidated Financial Statements	Page 46
Report of Independent Registered Public Accounting Firm	Page 90
Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting	Page 91
Report of Management on Responsibility for Financial Information and for Establishing and Maintaining Adequate Internal Control over Financial Reporting	Page 93

For supplemental quarterly financial information, please see ***"Note 17. Financial Results by Quarter (Unaudited)"*** of the Notes to Consolidated Financial Statements section of the Financial Statements included herein.

ROCK-TENN COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended September 30,		
	2005	2004	2003
	(In thousands, except per share data)		
Net sales	**$1,733,481**	$1,581,261	$1,433,346
Cost of goods sold	**1,459,217**	1,313,931	1,170,990
Gross profit	**274,264**	267,330	262,356
Selling, general and administrative expenses	**204,918**	197,078	182,729
Restructuring and other costs	**7,525**	32,738	1,494
Operating profit	**61,821**	37,514	78,133
Interest expense	**(36,640)**	(23,566)	(26,871)
Interest and other income (expense)	**465**	(143)	73
Income (loss) from unconsolidated joint venture	**(958)**	119	(399)
Minority interest in income of consolidated subsidiary	**(4,832)**	(3,419)	(3,248)
Income from continuing operations before income taxes	**19,856**	10,505	47,688
Provision for income taxes	**2,242**	854	18,147
Income from continuing operations	**17,614**	9,651	29,541
Income from discontinued operations (net of $0, $4,844 and $22 income taxes)	**—**	7,997	35
Net income	**$ 17,614**	$ 17,648	$ 29,576
Basic earnings per share:			
Income from continuing operations	**$ 0.50**	$ 0.28	$ 0.86
Net income	**$ 0.50**	$ 0.51	$ 0.86
Diluted earnings per share:			
Income from continuing operations	**$ 0.49**	$ 0.27	$ 0.85
Net income	**$ 0.49**	$ 0.50	$ 0.85

See accompanying notes.

ROCK-TENN COMPANY

CONSOLIDATED BALANCE SHEETS

	September 30, 2005	September 30, 2004
	(In thousands, except share and per share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 26,839	$ 28,661
Investment in marketable securities	—	28,230
Accounts receivable (net of allowances of $5,063 and $6,431)	199,493	177,378
Inventories	201,965	127,359
Other current assets	30,484	22,286
Assets held for sale	3,435	1,526
Total current assets	462,216	385,440
Property, plant and equipment at cost:		
Land and buildings	267,212	221,338
Machinery and equipment	1,287,505	955,315
Transportation equipment	10,473	9,034
Leasehold improvements	5,623	6,043
	1,570,813	1,191,730
Less accumulated depreciation and amortization	(685,808)	(638,927)
Net property, plant and equipment	885,005	552,803
Goodwill	350,941	297,060
Intangibles, net	67,992	19,014
Other assets	32,280	29,496
	$1,798,434	$1,283,813
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 62,079	$ 83,906
Hedge adjustments resulting from terminated interest rate derivatives or swaps	—	2,148
Hedge adjustments resulting from existing interest rate derivatives or swaps	—	(294)
Total current portion of debt	62,079	85,760
Accounts payable	116,423	94,483
Accrued compensation and benefits	50,887	48,751
Other current liabilities	49,821	40,522
Total current liabilities	279,210	269,516
Long-term debt due after one year	840,747	381,694
Hedge adjustments resulting from terminated interest rate derivatives or swaps	12,255	19,087
Hedge adjustments resulting from existing interest rate derivatives or swaps	—	(2,480)
Total long-term debt, less current maturities	853,002	398,301
Accrued pension	106,767	79,264
Deferred income taxes	82,974	84,947
Other long-term liabilities	3,655	6,732
Commitments and contingencies (Notes 9 and 15)		
Minority interest	16,604	7,452
Shareholders' equity:		
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares outstanding	—	—
Class A common stock, $0.01 par value; 175,000,000 shares authorized; 36,280,164 and 35,640,784 shares outstanding at September 30, 2005 and September 30, 2004, respectively	363	356
Capital in excess of par value	166,423	159,012
Deferred compensation	(4,015)	(3,795)
Retained earnings	326,041	321,557
Accumulated other comprehensive loss	(32,590)	(39,529)
Total shareholders' equity	456,222	437,601
	$1,798,434	$1,283,813

See accompanying notes.

ROCK-TENN COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Class A Common Stock		Capital in Excess of Par Value	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total
	Shares	Amount					
	(In thousands, except share and per share data)						
Balance at October 1, 2002	34,346,467	$343	$141,235	$(2,267)	$298,279	$(32,443)	$405,147
Comprehensive income:							
Net income	—	—	—	—	29,576	—	29,576
Foreign currency translation adjustments	—	—	—	—	—	16,902	16,902
Net unrealized loss on derivative instruments (net of $171 tax)	—	—	—	—	—	(276)	(276)
Minimum pension liability (net of $15,806 tax)	—	—	—	—	—	(25,019)	(25,019)
Comprehensive income	—	—	—	—	—	—	21,183
Income tax benefit from exercise of stock options	—	—	955	—	—	—	955
Shares granted under restricted stock plan	120,500	2	1,687	(1,689)	—	—	—
Compensation expense under restricted stock plan	—	—	—	851	—	—	851
Cash dividends — $0.32 per share	—	—	—	—	(11,064)	—	(11,064)
Issuance of Class A common stock	600,274	6	6,271	—	—	—	6,277
Purchases of Class A common stock	(105,200)	(1)	(426)	—	(886)	—	(1,313)
Balance at September 30, 2003	34,962,041	350	149,722	(3,105)	315,905	(40,836)	422,036
Comprehensive income:							
Net income	—	—	—	—	17,648	—	17,648
Foreign currency translation adjustments	—	—	—	—	—	10,439	10,439
Net unrealized loss on derivative instruments (net of $128 tax)	—	—	—	—	—	(425)	(425)
Minimum pension liability (net of $5,018 tax)	—	—	—	—	—	(8,707)	(8,707)
Comprehensive income	—	—	—	—	—	—	18,955
Income tax benefit from exercise of stock options	—	—	401	—	—	—	401
Shares granted under restricted stock plan	144,000	1	2,220	(2,221)	—	—	—
Compensation expense under restricted stock plan	—	—	—	1,531	—	—	1,531
Cash dividends — $0.34 per share	—	—	—	—	(11,996)	—	(11,996)
Issuance of Class A common stock	534,743	5	6,669	—	—	—	6,674
Balance at September 30, 2004	35,640,784	356	159,012	(3,795)	321,557	(39,529)	437,601
Comprehensive income:							
Net income	**—**	**—**	**—**	**—**	**17,614**	**—**	**17,614**
Foreign currency translation adjustments	**—**	**—**	**—**	**—**	**—**	**13,789**	**13,789**
Net unrealized gain on derivative instruments (net of $(2,376) tax)	**—**	**—**	**—**	**—**	**—**	**3,645**	**3,645**
Minimum pension liability (net of $8,175 tax)	**—**	**—**	**—**	**—**	**—**	**(10,495)**	**(10,495)**
Comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**	**24,553**
Income tax benefit from exercise of stock options	**—**	**—**	**212**	**—**	**—**	**—**	**212**
Shares granted under restricted stock plan	**200,000**	**2**	**2,262**	**(2,264)**	**—**	**—**	**—**
Compensation expense under restricted stock plan	**—**	**—**	**—**	**1,683**	**—**	**—**	**1,683**
Restricted Stock grant cancelled	**(24,333)**	**—**	**(361)**	**361**	**—**	**—**	**—**
Cash dividends — $0.36 per share	**—**	**—**	**—**	**—**	**(12,949)**	**—**	**(12,949)**
Issuance of Class A common stock net of stock received for tax withholdings	**463,713**	**5**	**5,298**	**—**	**(181)**	**—**	**5,122**
Balance at September 30, 2005	**36,280,164**	**$363**	**$166,423**	**$(4,015)**	**$326,041**	**$(32,590)**	**$456,222**

See accompanying notes.

ROCK-TENN COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2005	2004	2003
		(In thousands)	
Operating activities:			
Income from continuing operations	**$ 17,614**	$ 9,651	$ 29,541
Items in income not affecting cash:			
Depreciation and amortization	**84,040**	74,189	72,683
Deferred income taxes	**3,963**	(4,678)	11,689
Income tax benefit of employee stock options	**212**	401	955
Loss on bond purchase	**—**	948	—
Deferred compensation expense	**1,683**	1,531	851
Gain on disposal of plant and equipment and other, net	**(1,820)**	(2,121)	(766)
Minority interest in income of consolidated subsidiary	**4,832**	3,419	3,248
(Income) loss from unconsolidated joint venture	**958**	(119)	399
Pension funding (more) less than expense	**8,717**	(2,996)	(11,554)
Impairment loss and other non-cash charges	**2,893**	28,598	1,635
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable	**23,393**	(11,417)	(710)
Inventories	**9,506**	(7,287)	2,096
Other assets	**(5,182)**	(6,360)	(4,667)
Accounts payable	**3,143**	6,922	2,946
Accrued liabilities	**728**	386	1,865
Cash provided by operating activities from continuing operations	**154,680**	91,067	110,211
Cash provided by operating activities from discontinued operations	**—**	373	4,584
Net cash provided by operating activities	**154,680**	91,440	114,795
Investing activities:			
Capital expenditures	**(54,326)**	(60,823)	(57,402)
Purchases of marketable securities	**(195,250)**	(318,900)	—
Maturities and sales of marketable securities	**223,480**	290,670	—
Cash paid for purchase of assets under synthetic lease	**—**	—	(21,885)
Cash paid for purchase of businesses, net of cash received	**(552,291)**	(15,047)	(81,845)
Cash contributed to joint venture	**(120)**	(158)	(332)
Proceeds from sale of property, plant and equipment	**6,071**	6,061	8,316
Cash used for investing activities from continuing operations	**(572,436)**	(98,197)	(153,148)
Cash provided by (used for) investing activities by discontinued operations	**—**	61,916	(3,598)
Net cash used for investing activities	**(572,436)**	(36,281)	(156,746)
Financing activities:			
Proceeds from issuance of public debt	**—**	—	99,748
Net additions (repayments) to revolving credit facilities	**216,000**	(3,500)	1,103
Additions to debt	**320,800**	146	53,645
Repayments of debt	**(100,545)**	(34,177)	(106,226)
Proceeds from monetizing swap contracts	**—**	4,385	9,390
Payment on termination of swap contracts	**(4,245)**	—	—
Industrial revenue bond proceeds	**—**	—	3,649
Debt issuance costs	**(4,047)**	(29)	(1,016)
Issuances of common stock	**5,122**	6,674	6,277
Purchases of common stock	**—**	—	(1,313)
Cash dividends paid to shareholders	**(12,949)**	(11,996)	(11,064)
Distribution to minority interest	**(5,075)**	(2,625)	(3,780)
Cash provided by (used for) financing activities	**415,061**	(41,122)	50,413
Effect of exchange rate changes on cash	**873**	451	(849)
Increase (decrease) in cash and cash equivalents	**(1,822)**	14,488	7,613
Cash and cash equivalents at beginning of year	**28,661**	14,173	6,560
Cash and cash equivalents at end of year	**$ 26,839**	$ 28,661	$ 14,173

ROCK-TENN COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

Supplemental disclosure of cash flow information:

	Year Ended September 30,		
	2005	2004	2003
		(In thousands)	
Cash paid during the period for:			
Income taxes, net of refunds	**$ 4,219**	$15,032	$11,168
Interest, net of amounts capitalized	**38,445**	27,379	29,516

Supplemental schedule of non-cash investing and financing activities:

On June 6, 2005, we acquired from Gulf States Paper Corporation and certain of its related entities substantially all of the assets of Gulf States' Pulp and Paperboard and Paperboard Packaging operations and assumed certain of Gulf States' related liabilities. We paid an aggregate purchase price of $552.2 million, which included an estimated $51.0 million of goodwill. We expect all $51.0 million of the goodwill to be deductible for tax purposes. The purchase price of the transaction is subject to adjustment based on the amount of working capital acquired.

In fiscal 2004, cash paid for the purchase of businesses was $15.0 million. In August 2004, we acquired a corrugator for $13.7 million in cash which did not exceed the fair value of the assets and liabilities acquired; therefore, we recorded no goodwill. In conjunction with the acquisitions, liabilities were assumed as follows:

	September 30,	
	2005	2004
	(In thousands)	
Fair value of assets acquired including goodwill	**$586,589**	$16,729
Cash paid	**552,291**	15,047
Liabilities assumed	**$ 34,298**	$ 1,682

See accompanying notes.

ROCK-TENN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Unless the context otherwise requires, "we," "us," "our" and "the Company" refer to the business of Rock-Tenn Company and its consolidated subsidiaries, including RTS Packaging, LLC, which we refer to as "RTS" and GSD Packaging, LLC, which we refer to as "GSD." We own 65% of RTS and conduct our interior packaging business through RTS. We own 60% of GSD and conduct some folding carton operations through GSD. These terms do not include Seven Hills Paperboard, LLC, which we refer to as "Seven Hills." We own 49% of Seven Hills, a manufacturer of gypsum paperboard liner, which we do not consolidate for purposes of our financial statements.

We are primarily a manufacturer of packaging, merchandising displays, and paperboard. In October 2003, we sold our plastic packaging operations.

Consolidation

The consolidated financial statements include our accounts and all of our majority-owned subsidiaries. We have eliminated all significant intercompany accounts and transactions.

Unconsolidated Joint Venture

We formed the Seven Hills joint venture with Lafarge. Lafarge owns 51% and we own 49% of the joint venture. Seven Hills commenced operations on March 29, 2001. Our partner has the option to sell us its interest in Seven Hills, at a formula price, effective on the sixth or any subsequent anniversary of the commencement date by providing notice no later than two years prior to the anniversary of the commencement date on which such transaction is to occur. We estimate this contingent obligation to be approximately $8.0 million at September 30, 2005. We have determined that Seven Hills is a variable interest entity, but we are not its primary beneficiary. Accordingly, we use the equity method to account for our investment in Seven Hills. The partners of the joint venture guaranteed funding of Seven Hills' net losses in relation to their proportionate share of ownership. However, there is no third party debt at Seven Hills. We have invested a total of $23.1 million in Seven Hills as of September 30, 2005. Our share of cumulative losses by Seven Hills that we have recognized as of September 30, 2005 and 2004 were $2.2 million and $1.6 million, respectively. Our pre-tax income from the Seven Hills joint venture, including the fees we charge the venture and our share of the joint venture's net income was $0.7 million, $2.8 million and $1.3 million, for fiscal 2005, 2004, and 2003, respectively. We contributed cash of $0.1 million, $0.2 million, and $0.3 million for fiscal 2005, 2004, and 2003, respectively. Of the total cash we contributed to the joint venture, our contributions for capital expenditures amounted to $0.1 million, $0.2 million, and $0.3 million during fiscal 2005, 2004, and 2003, respectively.

During fiscal 2005 and 2003 our share of operating losses incurred at Seven Hills amounted to $1.0 million and $0.4 million, respectively. During fiscal 2004, our share of operating income at Seven Hills was $0.1 million. The loss in fiscal 2005 included approximately $1.5 million that we recorded in our third fiscal quarter in connection with the arbitration to determine price components and fees for services rendered by us to Seven Hills. In addition, we expect that the arbitrator's ruling will reduce our future pre-tax income by approximately $0.8 million annually.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and the differences could be material.

The most significant accounting estimates inherent in the preparation of our financial statements include estimates associated with our evaluation of the recoverability of goodwill and property, plant and equipment as well as those used in the determination of taxation, insurance and restructuring. In addition, significant estimates form the basis for our reserves with respect to collectibility of accounts receivable, inventory valuations, pension benefits, and certain benefits provided to current employees. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. We regularly re-evaluate these significant factors and make adjustments where facts and circumstances dictate.

Revenue Recognition

We recognize revenue when persuasive evidence that an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

Items that we net against our gross revenue include provisions for discounts, returns, allowances, customer rebates and other adjustments. We account for such provisions during the same period in which we record the related revenues, except for changes in the fair value of derivatives, which we recognize as described below, and expense for cash discounts, which we record as earned when we receive payments from our customers. We classify as revenue amounts billed to a customer in a sales transaction related to shipping and handling.

Shipping and Handling Costs

We classify shipping and handling costs as a component of cost of goods sold.

Derivatives

We enter into a variety of derivative transactions. We use swap agreements to manage the interest rate characteristics of a portion of our outstanding debt. We from time to time use forward contracts to limit our exposure to fluctuations in Canadian foreign currency rates with respect to our receivables denominated in Canadian dollars. We also use commodity swap agreements to limit our exposure to falling sales prices and rising raw material costs. We are exposed to counterparty credit risk for nonperformance and, in the event of nonperformance, to market risk for changes in interest rates. We manage exposure to counterparty credit risk through minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk.

For each derivative instrument that is designated and qualifies as a fair value hedge, we recognize the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk in current earnings during the period of the changes in fair values. For each derivative instrument that is designated and qualifies as a cash flow hedge, we report the effective portion of the gain or loss on the derivative instrument as a component of accumulated other comprehensive income or loss and reclassify that portion into earnings in the same period or periods during which the hedged transaction affects earnings. We recognize the ineffective portion of the hedge, if any, in current earnings during the period of change. The amount that is reclassified into earnings and the ineffective portion of a hedge are reported on the same line item as the hedged item. Adjustments to the carrying value of debt arising from fair value hedges are recognized as an adjustment to interest expense of the related debt instrument over the remaining term of the related debt instrument. For derivative instruments not designated as hedging instruments, we recognize the gain or loss in current earnings during the period of change. We include the fair value of cash flow hedges in other long-term liabilities and other assets on the balance sheet. We base the fair value of our derivative instruments on market quotes. Fair value represents the net amount required for us to terminate the position, taking into consideration market rates and counterparty credit risk. We report derivative contracts that are an asset from our perspective as other assets. We record contracts that are liabilities from our perspective as other liabilities.

Cash Equivalents

We consider all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The carrying amounts we report in the consolidated balance sheets for cash and cash equivalents approximate fair market values. We place our cash and cash equivalents in large banks, which limits the amount of our credit exposure.

Marketable Securities

We classify our marketable securities as available-for-sale. We carry these securities at fair market value based on current market quotes and report any unrealized gains and losses in shareholders' equity as a component of other comprehensive income. We base gains or losses on securities sold on the specific identification method. Our policy is to only invest in high-grade bonds issued by corporations, government agencies and municipalities. We review our investment portfolio as we deem necessary and, where appropriate, adjust individual securities for other-than-temporary impairments. We recognized no material unrealized gain or loss at September 30, 2004 or 2005. We do not hold these securities for speculative or trading purposes.

Beginning in the first quarter of fiscal 2004, we acquired auction rate securities and classified them as cash and cash equivalents in our balance sheet. At September 30, 2004, we included $28.2 million of these securities in cash and cash equivalents. During the second quarter of fiscal 2005, we reclassified all of our auction rate securities as marketable securities. These investments generally have long-term maturities of up to 30 years, but have certain characteristics of short-term investments due to an interest rate setting mechanism and the ability to liquidate them through an auction process that occurs on intervals of approximately 30 days. Our intent in holding these securities is to have the cash available for current operations. Therefore, we classify these investments as short-term and as available-for-sale due to management's intent. This reclassification did not affect our net income or results of operations. The reclassification of the securities as marketable securities as well as the purchase and sale of the securities does not impact cash provided by operating activities.

The reclassification of our auction rate securities on our September 30, 2004 consolidated balance sheet reduced cash and cash equivalents from $56.9 million to $28.7 million, and investment in marketable securities increased from zero to $28.2 million. Net cash used for investing activities on our fiscal 2004 consolidated statements of cash flows increased from $8.1 million to $36.3 million. At September 30, 2005, we had no auction rate securities.

Accounts Receivable

We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral. Receivables generally are due within 30 days. We serve a diverse customer base primarily in North America and, therefore, have limited exposure from credit loss to any particular customer or industry segment.

We state accounts receivable at the amount owed by the customer, net of an allowance for estimated uncollectible accounts. We do not discount accounts receivable because we generally collect accounts receivable over a very short time. We estimate our allowance for doubtful accounts based on our historical experience, current economic conditions and the credit worthiness of our customers. We charge off receivables when they are determined to be no longer collectable. In fiscal 2005 and 2004, we recorded bad debt expense of $0.5 million and $3.0 million, respectively. In fiscal 2003, we recorded income of $0.6 million resulting from a reduction in an allowance.

Inventories

We value substantially all U.S. inventories at the lower of cost or market, with cost determined on the last-in, first-out (LIFO) basis. We value all other inventories at lower of cost or market, with cost determined using methods which approximate cost computed on a first-in, first-out (FIFO) basis. These other inventories represent approximately 27.5% and 28.4% of FIFO cost of all inventory at September 30, 2005 and 2004, respectively.

Our operating divisions use a variety of methods to estimate the FIFO cost of their finished goods inventories. One of our divisions uses a standard cost system. Another division divides the actual cost of goods manufactured by the tons produced and multiplies this amount by the tons of inventory on hand. Other divisions calculate a ratio, on a plant by plant basis, the numerator of which is the cost of goods sold and the denominator is net sales. This ratio is applied to the estimated sales value of the finished goods inventory. Variances and other unusual items are analyzed to determine whether it is appropriate to include those items in the value of inventory. Examples of variances and unusual items are, but are not limited to, abnormal production levels, freight, handling costs, and wasted materials (spoilage) to determine the amount of current period charges. Cost includes raw materials and supplies, direct labor, indirect labor related to the manufacturing process and depreciation and other factory overheads.

Property, Plant and Equipment

We state property, plant and equipment at cost. Cost includes major expenditures for improvements and replacements that extend useful lives, increase capacity, increase revenues or reduce costs. During fiscal 2005, 2004, and 2003, we capitalized interest of approximately $0.5 million, $0.3 million, and $0.3 million, respectively. For financial reporting purposes, we provide depreciation and amortization on both the declining balance and straight-line methods over the estimated useful lives of the assets as follows:

Buildings and building improvements	15-40 years
Machinery and equipment	3-20 years
Transportation equipment	3-8 years

Leasehold improvements are depreciated over the shorter of the asset life or the lease term. Depreciation expense for fiscal 2005, 2004, and 2003 was approximately $79.0 million, $70.1 million, $69.3 million, respectively.

Impairment of Long-Lived Assets and Goodwill

We account for our goodwill under SFAS 142. We review the recorded value of our goodwill annually during the fourth quarter of each fiscal year, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit.

Reporting units are businesses one level below segments for which discrete financial information is available and segment management regularly reviews the operating results. The amount of goodwill allocated to a reporting unit is the excess of the fair value of the acquired business (or portion thereof) to be included in the reporting unit over the fair value assigned to the individual assets acquired and liabilities assumed that are assigned to the reporting unit.

The SFAS 142 goodwill impairment model is a two-step process. In step 1, we utilize the present value of expected net cash flows to determine the estimated fair value of our reporting units. This present value model requires management to estimate future net cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represents the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that management must estimate when performing this step in the process include, among other items, sales volume, prices, inflation, discount rates, exchange rates, tax rates and capital spending. The assumptions we use to estimate future cash flows are consistent with the assumptions that the reporting units use for internal planning purposes, updated to reflect current expectations. If we determine that the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If we determine that the carrying amount of the reporting unit exceeds its estimated fair value, we must complete step 2 of the impairment analysis. Step 2 involves determining the implied fair value of the reporting unit's goodwill and comparing it to the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess.

We completed the annual test of the goodwill associated with each of our reporting units during fiscal 2005 and we identified no indicators of impairment.

We follow SFAS 144 in determining whether the carrying value of any of our long-lived assets, including intangibles, is impaired. The SFAS 144 test is a 3-step test for assets that are "held and used" as that term is defined by SFAS 144. First, we determine whether indicators of impairment are present. SFAS 144 requires us to review long-lived assets for impairment only when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. Accordingly, while we do routinely assess whether impairment indicators are present, we do not routinely perform tests of recoverability. Second, we determine whether the estimated undiscounted cash flows for the potentially impaired assets are less than the carrying value. This model requires management to estimate future net cash flows. The assumptions we use to estimate future cash flows are consistent with the assumptions we use for internal planning purposes, updated to reflect current expectations. Third, we estimate the fair value of the asset and record an impairment charge if the carrying value is greater than the fair value of the asset. The test is similar for assets classified as "held for sale," except that the assets are recorded at the lower of their carrying value or fair value less anticipated cost to sell.

Other intangible assets are amortized based on the estimated pattern in which the economic benefits are realized over their estimated useful lives ranging from 1 to 40 years and have an average of approximately 18.5 years. We identify the weighted average lives of our intangible assets by category in ***"Note 7. Other Intangible Assets."***

Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Self-Insurance

We are self-insured for the majority of our group health insurance costs, subject to specific retention levels. We calculate our group insurance reserve based on estimated reserve rates. We utilize claims lag data provided by our claims administrators to compute the required estimated reserve rate per carrier. We calculate our average monthly claims paid using the actual monthly payments during the trailing 12-month period. At that time, we also calculate our required reserve using the reserve rates discussed above. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our group health insurance costs.

Workers' Compensation

We purchase large risk deductible workers' compensation policies for the majority of our workers' compensation liabilities that are subject to various deductibles. We calculate our workers' compensation reserves based on estimated actuarially calculated development factors which are applied to total reserves as provided by the insurance companies we do business with.

Accounting for Income Taxes

We account for income taxes under the liability method, which requires that we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. We record a valuation allowance against deferred tax assets when the weight of available evidence indicates it is more likely than not that the deferred tax asset will not be realized. Historically, we have elected to treat all earnings of our Cartem Wilco, RTS Empaques, S. De R.L. CV, and RTS Embalajes De Chile Limitada operations from the date we acquired the operations as subject to repatriation and we provide for taxes accordingly. We consider all other earnings of our foreign operations indefinitely reinvested in the respective operations other than those we intend to repatriate under the American Jobs Creation Act of 2004 as extraordinary dividends. Other than the extraordinary dividends, we have not provided for any taxes that would be due upon repatriation of those earnings into the United States. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both United States income taxes, subject to an adjustment for foreign tax credits, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Pension and Other Post-Retirement Benefits

The determination of our obligation and expense for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We describe these assumptions in ***"Note 11. Retirement Plans,"*** which include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation levels. We accumulate actual results that differ from our assumptions and amortize the difference over future periods. Therefore, these differences generally affect our recognized expense, recorded obligation and funding requirements in future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement benefit obligations and our future expense.

Stock Options

We have elected to follow the intrinsic value method of APB 25 and related interpretations in accounting for our employee stock options. Under APB 25, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, we recognize no compensation expense. We disclose pro forma information regarding net income and earnings per share in ***"Note 13. Shareholders' Equity."***

Repair and Maintenance Costs

We expense routine repair and maintenance costs as we incur them. We defer expenses we incur during planned major maintenance activities and recognize the expenses ratably over the shorter of the life provided or until replaced by the next major maintenance activity. Our bleached paperboard mill is the only facility that currently conducts annual planned major maintenance activities. This maintenance is generally done in our first fiscal quarter and has a material impact on our results of operations in that period.

Foreign Currency

We generally translate the assets and liabilities of our foreign operations from the functional currency at the rate of exchange in effect as of the balance sheet date. We generally translate the revenues and expenses of our foreign operations at a daily average rate prevailing during the year. We reflect the resulting translation adjustments in shareholders' equity. We include gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the consolidated statements of income. We recorded losses of $0.7 million and $0.5 million in fiscal 2005 and fiscal 2003, respectively, and a gain of $0.01 million in fiscal 2004.

Environmental Costs

Our policy with respect to accounting for environmental related costs is as follows:

- We accrue for losses associated with our environmental remediation obligations when both of the following are true: it is probable that we have incurred a liability and the amount of the loss can be reasonably estimated.
- We generally recognize accruals for estimated losses from our environmental remediation obligations no later than completion of the remedial feasibility study.
- We adjust such accruals as further information develops or circumstances change.
- We recognize recoveries of our environmental remediation costs from other parties as assets when we deem their receipt probable.

New Accounting Standards

EITF Issue 04-13, *"Accounting for Purchases and Sales of Inventory with the Same Counterparty"* issued in September 2005 provides that inventory purchase and sale transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Accounting Principles Board Opinion No. 29, *"Accounting for Nonmonetary Transactions"* and that exchanges of inventory should be recognized at carryover basis except for exchanges of finished goods for either raw materials or work-in-process, which would be recognized at fair value. EITF 04-13 is to be applied to new arrangements entered into in the first interim or annual reporting period beginning after March 15, 2006, and applies to previous arrangements that are modified or renegotiated after the effective date. We currently have several "swap" arrangements with other manufacturers of paperboard. Our accounting for modifications or renegotiations of existing arrangements after April 1, 2006, and our accounting for new arrangements entered into after April 1, 2006, may be different than our accounting for swap arrangements currently in effect.

Statement of Financial Accounting Standards No. 154, *"Accounting Changes and Error Corrections"* issued in June 2005 will require entities that voluntarily make a change in accounting principle apply that change retrospectively to prior periods' financial statements, unless this would be impracticable. SFAS 154 supersedes Accounting Principles Board Opinion No. 20, *"Accounting Changes,"* which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. Another significant change in practice under SFAS 154 will be that if an entity changes its method of depreciation, amortization, or depletion for long-lived, nonfinancial assets, the change must be accounted for as a change in accounting estimate. Under APB 20, such a change would have been reported as a change in accounting principle. SFAS 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005.

Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* issued in December 2004 (which we refer to as **"SFAS 123(R)"**) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. After the effective date, pro forma disclosure will no longer be an alternative.

In April 2005 Rule 4-01(a) of Regulation S-X was amended to provide that registrants that are not small business issuers may adopt SFAS 123(Revised) beginning with the first interim or annual reporting period of the registrant's first fiscal year beginning on or after June 15, 2005, and we will do so.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

- A "modified prospective" method in which the entity would recognize compensation cost beginning with the effective date: (a) based on the requirements of SFAS 123(R) for all share-based payments to be granted or modified after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date that remain unvested on the effective date.
- A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for (a) all prior periods presented or (b) the prior interim periods of the year of adoption.

We have not yet made a decision as to which method we will use to adopt SFAS 123(R).

We currently account for share-based payments to employees using the intrinsic value method and, as such, generally recognize no compensation cost for share-based payments. Our adoption of SFAS 123(R)'s fair value method will likely have a significant impact on our results of operations. If we had adopted SFAS 123(R) in prior periods, the impact would have approximated the amounts disclosed in ***"Note 13. Shareholders' Equity"*** of the Notes to Consolidated Financial Statements. The pro forma stock-based employee compensation expense was $3.9 million, $2.8 million, and $2.8 million, net of taxes, in fiscal 2005, 2004, and 2003, respectively. SFAS 123(R) will also require us to report the benefits of tax deductions in excess of recognized compensation cost as a financing cash flow, rather than as an operating cash flow as required under current accounting standards. This requirement will reduce our net operating cash flows and increase our net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows we recognized in prior periods for such excess tax deductions were $0.2 million, $0.4 million, and $1.0 million in fiscal 2005, 2004, and 2003, respectively.

Statement of Financial Accounting Standards No, 151, *"Inventory Costs — an amendment of ARB No. 43, Chapter 4"* issued in November 2004 (which we refer to as **"SFAS 151"**) requires us to recognize abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) as current-period charges and to base our allocation of fixed production overheads to the costs of conversion on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect our adoption of SFAS 151 to have a material effect on our consolidated financial statements.

Reclassifications

We have made certain reclassifications to prior year amounts to conform to the current year presentation. Certain group insurance costs related to the indirect plant personnel were reclassified from SG&A to cost of goods sold. The prior year amounts were reclassified as well. In addition, franchise taxes were reclassified from provision for income taxes to SG&A. Note 17 provides the impact of these reclassifications by quarter for fiscal 2003, 2004, and 2005.

Note 2. Basic and Diluted Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands except for earnings per share information):

	Year Ended September 30,		
	2005	2004	2003
Numerator:			
Income from continuing operations	**$17,614**	$ 9,651	$29,541
Income from discontinued operations, net of tax	**—**	7,997	35
Net income	**$17,614**	$17,648	$29,576
Denominator:			
Denominator for basic earnings per share — weighted average shares	**35,492**	34,922	34,320
Effect of dilutive stock options and restricted stock awards	**605**	556	423
Denominator for diluted earnings per share — weighted average shares and assumed conversions	**36,097**	35,478	34,743
Basic earnings per share:			
Income from continuing operations	**$ 0.50**	$ 0.28	$ 0.86
Income from discontinued operations, net of tax	**—**	0.23	—
Net income per share — basic	**$ 0.50**	$ 0.51	$ 0.86
Diluted earnings per share:			
Income from continuing operations	**$ 0.49**	$ 0.27	$ 0.85
Income from discontinued operations, net of tax	**—**	0.23	—
Net income per share — diluted	**$ 0.49**	$ 0.50	$ 0.85

Note 3. Accumulated Other Comprehensive Loss

Accumulated other comprehensive income (loss) is comprised of the following, net of taxes, where applicable (in thousands):

	September 30,	
	2005	2004
Foreign currency translation	**$ 32,209**	$ 18,420
Net unrealized gain (loss) on derivative instruments, net of tax	**3,095**	(550)
Minimum pension liability, net of tax	**(67,894)**	(57,399)
Total accumulated other comprehensive loss	**$(32,590)**	$(39,529)

Note 4. Inventories

Inventories at September 30, 2005 and 2004 are as follows (in thousands):

	September 30, 2005	September 30, 2004
Finished goods and work in process	**$134,144**	$ 97,139
Raw materials	**59,905**	42,953
Supplies and spare parts	**30,735**	14,460
Inventories at FIFO cost	**224,784**	154,552
LIFO reserve	**(22,819)**	(27,193)
Net inventories	**$201,965**	$127,359

It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process. In fiscal 2005, 2004, and 2003, we reduced inventory quantities in some of our LIFO pools. This reduction generally results in a liquidation of LIFO inventory quantities typically carried at lower costs prevailing in prior years as compared with the cost of the purchases in the respective fiscal years, the effect of which typically decreases cost of goods sold. In fiscal 2005, we reduced inventory quantities in a pool where current costs had declined; the effect of which was an aggregate increase in cost of goods sold of $0.1 million. In fiscal 2004 and 2003, the reduced inventory quantities decreased cost of goods sold by approximately $0.9 million and $0.4 million, respectively.

Note 5. Discontinued Operations and Assets and Liabilities Held for Sale

Discontinued Operations

In the first quarter of fiscal 2004, we sold our plastic packaging division and received approximately $59.0 million in cash and recorded an after-tax gain of approximately $7.3 million; and we sold certain assets and liabilities that we acquired in the January 2003 Cartem Wilco Acquisition and received approximately $2.9 million in cash and recorded no gain or loss from the asset sale. We have classified the results of operations for these assets as income from discontinued operations, net of tax, on the consolidated statements of income for all periods presented.

Revenue from discontinued operations was $7.4 million and $72.6 million and pre-tax profit from discontinued operations was $0.9 million and $0.1 million for fiscal 2004 and 2003, respectively, excluding the gain on sale recorded in fiscal 2004.

Assets and Liabilities Held for Sale

The assets we recorded as held for sale at September 30, 2005 and September 30, 2004, consisted of property, plant and equipment from a variety of plant closures and are as follows (in thousands):

	September 30, 2005	September 30, 2004
Property, plant and equipment	**$3,435**	$1,526

Note 6. Acquisitions, Restructuring and Other Matters

Acquisitions

On June 6, 2005, we acquired from Gulf States Paper Corporation and certain of its related entities (which we refer to collectively as **"Gulf States"**) substantially all of the assets of Gulf States' Paperboard and

Packaging operations (which we refer to as **"GSPP"**) and assumed certain of Gulf States' related liabilities. We refer to this acquisition as the **"GSPP Acquisition"**. We have included the results of GSPP's operations in our consolidated financial statements since that date. We made the acquisition in order to acquire the bleached paperboard mill and 11 folding carton plants owned by Gulf States, which serve primarily food packaging, food service and pharmaceutical and health and beauty markets.

The aggregate purchase price for the GSPP Acquisition was $552.2 million, net of cash received of $0.7 million, including expenses. The purchase price, and final allocation, is subject to adjustment based on the amount of working capital acquired. Any adjustment will be immaterial.

Included in the GSPP assets is a 60% interest in a joint venture, GSD, that was formed in 1998 to manufacture and sell food pail products. It is a variable interest entity as defined in FASB Interpretation 46(R), *"Consolidation of Variable Interest Entities."* We are the primary beneficiary and we have consolidated the assets and liabilities of the joint venture based on their fair values on the date we acquired the interest from Gulf States and recorded minority interest based its fair value.

Included in the GSPP assets and the related liabilities we assumed from Gulf States is a capital lease obligation totaling $280 million for certain assets at the Demopolis, Alabama bleached paperboard mill. The lease is with the Industrial Development Board of the City of Demopolis, Alabama which financed the acquisition and construction of substantially all of the assets at the Demopolis mill by issuing a series of industrial development revenue bonds which were purchased by Gulf States. Included in the assets acquired from Gulf States are these bonds. We also assumed Gulf States' obligations under these bonds as part of the GSPP Acquisition. The bonds indicate that principal and interest due on the bonds can only be satisfied by payments received from the lessee. There is no recourse to the lessee by the bondholder. Accordingly, we included the leased assets in property, plant and equipment on our balance sheet and offset the capital lease obligation and bonds on our balance sheet.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the GSPP Acquisition. At June 6, 2005 (in thousands):

Current assets, net of cash received	$127,626
Property, plant, and equipment	357,093
Goodwill	50,990
Intangible assets — customer relationships (22.3 year weighted-average useful life)	50,679
Other long-term assets	340
Total assets acquired	586,728
Current liabilities	24,628
Minority interest	9,395
Other long-term liabilities	489
Total liabilities assumed	34,512
Net assets acquired	$552,216

We assigned the goodwill to our Paperboard and Packaging Products segments in the amounts of $37.2 million and $13.8 million, respectively. We expect all $51.0 million of the goodwill to be deductible for income tax purposes.

The following unaudited pro forma information reflects our consolidated results of operations as if the GSPP Acquisition had taken place on October 1, 2003. The pro forma information includes primarily adjustments for depreciation based on the estimated fair value of the property, plant and equipment we acquired, amortization of acquired intangibles and interest expense on the debt we incurred to finance the acquisition. The pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of fiscal 2004 nor is it necessarily indicative of future results.

	Year Ended September 30,	
	2005	**2004**
	(In thousands, except per share data)	
Net sales	**$2,075,188**	$2,041,366
Net income	**$ 30,074**	$ 21,917
Diluted earnings per common share	**$ 0.83**	$ 0.61

In fiscal 2004, cash paid for purchase of businesses was $15.0 million, which consisted primarily of $13.7 million for the August 2004 Athens Acquisition. The purchase price did not exceed the fair value of the assets and liabilities acquired; therefore, under the purchase method of accounting, we recorded no goodwill. We included the results of operations of the Athens operations in our consolidated statements of income, from the date of acquisition. Included in the assets acquired were $2.2 million of intangible assets. We are amortizing the customer relationships over 10 years and the non-compete agreement over five years. The pro forma impact of the Athens Acquisition was not material. In fiscal 2005, we finalized the appraisal of the intangibles acquired in the corrugator acquisition. We reduced the initially recorded value of the customer list and non-compete agreements by $0.6 million and $0.2 million, respectively, and reallocated that amount to property, plant and equipment. In fiscal 2004, we completed our third party appraisals of Pacific Coast Packaging, which we acquired in fiscal 2003. We reclassified $1.5 million to goodwill, of which $1.8 million was a reduction in the customer list intangible, $0.4 million was an increase in property, plant and equipment, and $0.1 million was a decrease in inventory. In fiscal 2004, we also completed the final adjustments to our fiscal 2003 Cartem Wilco Acquisition and recorded $0.6 million of additional goodwill. We recorded $3.3 million in goodwill in fiscal 2004, approximately $2.5 million of which is deductible for U.S. income tax purposes.

Restructuring and Other Costs

We recorded pre-tax restructuring and other costs of $7.5 million, $32.7 million, and $1.5 million for fiscal 2005, 2004, and 2003, respectively. These amounts are not comparable since the timing and scope of the individual actions associated with a restructuring can vary. We discuss these charges in more detail below.

Summary of Restructuring and Other Initiatives

On October 4, 2005, we announced our decision to close our Marshville, North Carolina folding carton plant. We will transfer the majority of the facility's current production to our other folding carton facilities. We incurred pre-tax restructuring and other costs of approximately $2.5 million for the quarter ended September 30, 2005 for equipment impairment and expect to record $1.1 million during fiscal 2006 primarily for severance and other employee related costs.

In the fourth quarter of fiscal 2005, we announced the closure of our Waco, Texas folding carton facility that we acquired as part of the GSPP Acquisition. We have ceased manufacturing operations at the facility and continue to ship product from the facility. We anticipate closing the facility during the first quarter of fiscal 2006. We have shifted a majority of the production to our other folding carton facilities. We have classified the land and building as held for sale and recorded a liability for $1.5 million primarily for severance and other employee related costs as part of the purchase.

In the third quarter of fiscal 2005, we acquired certain GSPP assets and assumed certain of Gulf States' related liabilities. We have expensed as incurred various incremental transition costs to integrate the operations into our mill and folding carton operations. We also restructured our folding carton division.

In April 2005, we sold 9.4 acres of real estate adjacent to our Norcross, Georgia headquarters and received proceeds of $2.8 million and recognized a gain of $1.9 million.

In the fourth quarter of fiscal 2004, we announced the closure of our St. Paul, Minnesota folding carton facility. We closed the facility in January 2005. We shifted a majority of the production to our other folding carton facilities. We recognized an impairment charge to reduce the carrying value of certain equipment to its estimated fair value less cost to sell. We have other operations at this complex. We will retain the land and building; and they will remain available for use by those operations.

In the fourth quarter of fiscal 2004, we announced the closure of our Otsego, Michigan paperboard mill. We shifted approximately one third of the capacity of this facility to our remaining recycled paperboard facilities. We recognized an impairment charge to reduce the carrying value of certain equipment and the facility to its estimated fair value.

In fiscal 2004, we reviewed our corporate structure and reorganized our subsidiaries, reducing the number of corporate entities and the complexity of the organizational structure. We substantially completed the reorganization process in the fiscal 2005.

In the third quarter of fiscal 2004, we announced the closure of the laminated paperboard products converting lines at our Aurora, Illinois facility. We recognized an impairment charge to reduce the carrying value of the equipment to its estimated fair value less cost to sell and classified it as held for sale.

In the second quarter of fiscal 2004, we announced the closure of our Wright City, Missouri laminated paperboard products facility effective March 31, 2004. We recognized an impairment charge to reduce the carrying value of certain equipment and the facility to its estimated fair value less cost to sell and we classified the property, plant and equipment as held for sale. We sold the facility in the first quarter of fiscal 2005.

In the fourth quarter of fiscal 2003, we announced the closure of our Dallas, Texas laminated paperboard products facility. We recognized an impairment charge to reduce the carrying value of certain equipment from this facility to its estimated fair value less cost to sell and we have classified the facility as held for sale.

The following table represents a summary of restructuring and other charges related to our active restructuring initiatives that we incurred during the fiscal year, cumulatively since we announced the initiative, and the total we expect to incur (in thousands):

Summary of Restructuring and Other Charges

Initiative and Segment	Period	Net Property, Plant and Equipment(a)	Severance and Other Employee Related Costs	Equipment and Inventory Relocation	Facility Carrying Costs	Corp. Reorg.	Other	Total
Dallas, ...	Fiscal 2005	$ (73)	$ (3)	$ —	$ 134	$ —	$ 2	$ 60
Paperboard	Cumulative	105	165	59	196	—	10	535
	Expected	105	165	59	246	—	10	585
Wright City,....	Fiscal 2005	(677)	(29)	—	31	—	(92)	(767)
Paperboard	Cumulative	5,875	607	181	187	—	273	7,123
	Expected	5,875	607	181	187	—	273	7,123
Aurora, ...	Fiscal 2005	(319)	33	—	—	—	5	(281)
Paperboard	Cumulative	3,142	730	1	—	—	12	3,885
	Expected	3,142	730	1	—	—	12	3,885
Otsego, ...	Fiscal 2005	28	264	595	610	—	82	1,579
Paperboard	Cumulative	14,549	1,948	735	768	—	136	18,136
	Expected	14,549	1,948	835	1,068	—	136	18,536
St. Paul, ...	Fiscal 2005	30	2,409	206	—	—	104	2,749
Packaging	Cumulative	2,333	3,038	236	—	—	104	5,711
Products	Expected	2,333	3,063	236	—	—	104	5,736
Restructuring, ..	Fiscal 2005	—	1,610	—	—	—	—	1,610
Folding	Cumulative	—	1,610	—	—	—	—	1,610
	Expected	—	1,610	—	—	—	—	1,610
Corporate	Fiscal 2005	—	—	—	—	192	—	192
Reorganization,	Cumulative	—	—	—	—	1,330	—	1,330
Corporate	Expected	—	—	—	—	1,330	—	1,330
Norcross Real ..	Fiscal 2005	—	—	—	—	—	(1,873)	(1,873)
Estate Sale,	Cumulative	—	—	—	—	—	(1,873)	(1,873)
Corporate	Expected	—	—	—	—	—	(1,873)	(1,873)
Waco, ...	Fiscal 2005	—	229	291	—	—	—	520
Folding	Cumulative	—	229	291	—	—	—	520
	Expected	—	229	441	150	—	100	920
Marshville, ...	Fiscal 2005	2,488	—	—	—	—	—	2,488
Folding	Cumulative	2,488	—	—	—	—	—	2,488
	Expected	2,488	625	75	200	—	225	3,613
Other	Fiscal 2005	(112)	(43)	8	15	—	1,380	1,248
Totals	Fiscal Year	$ 1,365	$4,470	$1,100	$ 790	$ 192	$ (392)	$ 7,525
	Cumulative	$28,492	$8,327	$1,503	$1,151	$1,330	$(1,338)	$39,465
	Expected	$28,492	$8,977	$1,828	$1,851	$1,330	$(1,013)	$41,465

(a) *For purposes of the tables in this Note 6, we have defined* **"Net property, plant and equipment"** as: property, plant and equipment impairment losses, and subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment, and property, plant and equipment related parts and supplies.

Fiscal 2005

We recorded aggregate pre-tax restructuring and other costs of $7.5 million in fiscal 2005. We incurred $2.7 million related to the closure of our St. Paul folding carton facility. The St. Paul union contract allows more senior folding carton employees from this facility to replace other union employees at our St. Paul mill. The replacement process requires one-on-one training for a specific period of time per position. As a result, we have included in the severance and other employee costs $1.2 million of duplicate mill labor. We recorded a charge of $2.5 million related to the closure of the Marshville folding carton plant to reduce the carrying value of certain equipment. We incurred pre-tax charges of $1.6 million for severance and other employee costs related to our folding carton division restructuring. We incurred pre-tax charges of $1.6 million in connection with the closure of our Otsego, Michigan paperboard mill consisting primarily of facility carrying costs and equipment relocation expenses. We recorded a charge of $0.6 million to expense previously capitalized patent defense costs. We incurred pre-tax charges of $0.7 million for GSPP Acquisition transition costs, and $0.5 million of charges primarily to relocate equipment and inventory relocation expenses from our Waco folding carton facility. During fiscal 2005, we recorded a gain from the sale of our Wright City laminated paperboard converting facility of $0.8 million and recognized a pre-tax gain of approximately $1.9 million from the sale of real estate adjacent to our Norcross headquarters. See the table above under the heading ***"Summary of Restructuring and Other Charges."***

We do not allocate restructuring and other costs to the respective segments for financial reporting purposes. If we had allocated these costs, we would have charged $7.4 million to our Packaging Products segment, $0.5 million to the Paperboard segment, and recorded a gain of $0.4 million to our corporate operations. Of these costs, $2.0 million were non-cash. Facilities that we closed or announced that we planned to close during fiscal 2005 had combined revenues of $41.6 million, $73.7 million and $68.1 million for fiscal years 2005, 2004 and 2003, respectively, and combined pre-tax operating losses of $2.2 million, $1.0 million and $2.9 million for fiscal years 2005, 2004 and 2003, respectively.

The following table represents a summary of the restructuring accrual and a reconciliation of the restructuring accrual to the line item **"Restructuring and other costs"** on our consolidated statements of income for fiscal 2005 (in thousands):

	Reserve at September 30, 2004	Restructuring Charges	Payments	Adjustment to Accrual	Reserve at September 30, 2005
Severance and other employee costs	$1,029	$2,720	$(2,179)	$ (4)	$1,566
Other	123	—	(15)	(31)	77
Total restructuring	$1,152	$2,720	$(2,194)	$(35)	$1,643
Adjustment to accrual (see table above)		(35)			
Severance and other employee costs		1,754			
Net property, plant and equipment		1,365			
Equipment relocation		1,100			
Facility carrying costs		790			
Corporate reorganization project		192			
Other		(361)			
Total restructuring and other costs		$7,525			

Fiscal 2004

In the second quarter of fiscal 2004, we announced the closure of our Wright City, Missouri laminated paperboard products facility effective March 31, 2004. During fiscal 2004, we recorded a pre-tax charge of $7.9 million. The charge consisted of an asset impairment charge of $6.7 million to record the equipment and facility at their estimated fair value less cost to sell, severance and other employee costs of $0.6 million, a goodwill impairment charge of $0.2 million, and other costs of $0.4 million.

In the third quarter of fiscal 2004, we announced the closure of the laminated paperboard products converting lines at our Aurora, Illinois facility. During fiscal 2004, we recorded a pre-tax charge of $4.2 million. The charge consisted of a net asset impairment charge of $3.5 million to record the equipment at its estimated fair value less cost to sell, and severance and other employee costs of $0.7 million.

In the third quarter of fiscal 2004, we consolidated our laminated paperboard products division and mill division under common management and reduced the size of the combined divisional staffs. We renamed the combined division as the paperboard division. During fiscal 2004, we recorded a pre-tax charge of $0.5 million for severance and other employee costs in connection with this reorganization.

In the fourth quarter of fiscal 2004, we announced the closure of our Otsego, Michigan paperboard mill. During fiscal 2004, we recorded a pre-tax charge of $16.6 million that consisted of an asset impairment charge of $13.9 million to write down the equipment and facility to fair value, severance and other employee costs of $1.7 million, $0.7 million for property, plant and equipment related parts and supplies, and other costs of $0.3 million.

In connection with the shutdown of the laminated paperboard products converting lines at our Aurora, Illinois facility and our decision to close our Otsego, Michigan paperboard mill, we completed step 1 of the impairment test for the paperboard division as required under SFAS 142, and determined the goodwill of the paperboard division was not impaired.

In the fourth quarter of fiscal 2004, we announced the closure of our St. Paul, Minnesota folding carton facility. During fiscal 2004, we recorded a pre-tax charge of $3.0 million that consisted of an asset impairment charge of $1.6 million to write down the equipment to estimated fair value less cost to sell, $0.7 million for property, plant and equipment related parts and supplies, severance and other employee costs of $0.6 million, and other costs of $0.1 million.

In fiscal 2004, we reviewed our corporate structure and reorganized our subsidiaries, reducing the number of corporate entities and the complexity of the organizational structure. We recorded expenses of $1.1 million in connection with this project. We also sold our previously closed Mundelein, Illinois merchandising displays facility site for a pre-tax gain of $1.8 million. In addition, we recorded a variety of charges primarily from previously announced facility closures totaling $1.2 million. The charges consisted primarily of $0.9 million for machinery and equipment impairments, $0.2 million for equipment relocation, and $0.1 million of other costs.

We do not allocate restructuring and other costs to the respective segments for financial reporting purposes. If we had allocated these costs, we would have charged $3.3 million to our Packaging Products segment, $29.9 million to the Paperboard segment, and $1.1 million to our corporate operations and recorded a gain of $1.6 million for our Merchandising Displays and Corrugated Packaging segment. Of these costs, $26.8 million were non-cash. Facilities that we closed or announced that we planned to close during fiscal 2004 had combined revenues of $69.2 million and $81.9 million fiscal years 2004 and 2003, respectively, including the laminated paperboard product converting lines at our Aurora facility. We cannot separately identify operating losses at our Aurora facility because the facility manufactures other items and utilizes shared services. However, we can reasonably estimate pre-tax operating losses of the laminated paperboard products converting lines. Facilities that we closed or announced that we planned to close during fiscal 2004 had combined pre-tax operating losses of $8.9 million and $9.4 million for fiscal years 2004 and 2003, respectively, including the laminated paperboard products converting lines at our Aurora facility.

The following table represents a summary of the restructuring accrual as well as a reconciliation of the restructuring accrual to the line item **"Restructuring and other costs"** on our consolidated statements of income for fiscal 2004 (in thousands):

	Reserve at September 30, 2003	Restructuring Charges	Payments	Adjustment to Accrual	Reserve at September 30, 2004
Severance and other employee costs	$160	$ 3,033	$(2,403)	$239	$1,029
Other	10	125	(7)	(5)	123
Total restructuring	$170	$ 3,158	$(2,410)	$234	$1,152
Adjustment to accrual (see table above)		234			
Property, plant and equipment impairment loss		26,518			
Gain on sale of property, plant and equipment		(2,046)			
Property, plant and equipment related parts and supplies		1,447			
Corporate reorganization project		1,138			
Pension curtailment		850			
Equipment relocation		476			
Facility carrying costs		456			
Goodwill impairment		244			
Other		263			
Total restructuring and other costs		$32,738			

Fiscal 2003

In the second quarter of fiscal 2003, we announced the closure of our Hunt Valley, Maryland and Mundelein, Illinois merchandising displays facilities. We recorded a pre-tax charge $0.5 million, which consisted of $0.3 million for equipment removal and relocation costs and other costs of $0.2 million.

In the fourth quarter of fiscal 2003, we announced the closure of our Dallas, Texas laminated paperboard products facility. In connection with this closing during fiscal 2003, we recorded a pre-tax charge of $0.4 million that consisted of an asset impairment charge of $0.2 million to write down the equipment to fair value less cost to sell, and severance and other employee costs of $0.2 million.

In addition, we had accrual adjustments totaling $1.1 million of income resulting primarily from the reversal of certain accruals for severance and other costs at our closed laminated paperboard products plant in Vineland, New Jersey and the earlier than planned sales of property at Vineland and our closed folding carton plant in Augusta, Georgia. Expenses recognized as incurred from previously announced facility closings totaling $1.2 million were attributable to equipment relocation costs of $1.4 million primarily from Vineland and a closed folding carton plant in El Paso, Texas, $0.3 million due to changes in estimated workers' compensation claims, a net gain on sale of property and equipment of $0.8 million primarily due to the sale of the Vineland and El Paso facilities, and $0.3 million in other miscellaneous items. Expenses recognized as incurred of $0.5 million were attributable to our decision to remove from service certain equipment in the folding carton and paperboard divisions.

We do not allocate restructuring and other costs to the respective segments for financial reporting purposes. If we had allocated these costs, we would have charged $0.6 million to our Packaging Products segment, $0.5 million to our Merchandising Displays and Corrugated Packaging segment, and $0.4 million to the Paperboard segment. Of these costs, $0.2 million income was non-cash. Facilities that we closed during fiscal 2003 had combined revenues of $13.1 million and combined operating losses of $2.6 million during fiscal 2003.

Note 7. Other Intangible Assets

The gross carrying amount and accumulated amortization relating to intangible assets, excluding goodwill, is as follows (in thousands):

		September 30,			
		2005		2004	
	Weighted Avg. Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	**20.0**	**$65,618**	**$ (6,099)**	$14,680	$ (2,783)
Non-compete agreements	**8.8**	**6,474**	**(5,337)**	8,327	(6,182)
Financing costs	**8.2**	**7,955**	**(1,845)**	5,850	(2,854)
Patents	**5.5**	**1,038**	**(210)**	2,120	(617)
Trademark	**20.0**	**800**	**(577)**	759	(523)
License Costs	**5.0**	**309**	**(134)**	309	(72)
Total	**18.5**	**$82,194**	**$(14,202)**	$32,045	$(13,031)

During fiscal 2005, our net intangible balance increased $49.0 million primarily due to customer relationship intangibles acquired in the GSPP Acquisition. Our allocation of the purchase price of the GSPP Acquisition is preliminary and subject to refinement. We preliminarily estimate the intangibles we acquired to be approximately $50.7 million. The lives vary by segment acquired, and we are amortizing them on a straight-line basis over a weighted average life of 22.3 years. We incurred financing costs of $4.0 million in fiscal 2005. We finalized the appraisal of the intangibles acquired in the Athens Acquisition in fiscal 2004 and reduced their initially recorded value by $0.8 million and reallocated that amount to property, plant and equipment. We recorded a charge of $0.6 million to expense previously capitalized patent defense costs that were not included in the sale of our plastic packaging division. Intangibles at our foreign locations, primarily our Canadian customer lists, increased $0.6 million due to currency translation.

We are amortizing all of our intangibles and none of our intangibles have significant residual values. During fiscal 2005, 2004, and 2003, amortization expense was $5.1 million, $4.0 million, and $3.4 million, respectively. Estimated amortization expense for the succeeding five fiscal years is as follows (in thousands):

2006	$7,546
2007	7,103
2008	6,848
2009	6,349
2010	4,396

Note 8. Debt

The following were individual components of debt (in thousands):

	September 30, 2005	September 30, 2004
Face value of 5.625% notes due March 2013, net of unamortized discount of $188 and $213	**$ 99,812**	$ 99,787
Hedge adjustments resulting from terminated interest rate derivatives or swaps	**2,374**	4,263
Hedge adjustments resulting from existing interest rate derivatives or swaps	**—**	(1,357)
	102,186	102,693
Face value of 8.20% notes due August 2011, net of unamortized discount of $399 and $467	**249,601**	249,533
Hedge adjustments resulting from terminated interest rate derivatives or swaps	**9,881**	14,824
Hedge adjustments resulting from existing interest rate derivatives or swaps	**—**	(1,123)
	259,482	263,234
Face value of 7.25% notes due August 2005, net of unamortized discount of $0 and $9 (a)	**—**	83,491
Hedge adjustments resulting from terminated interest rate derivatives or swaps	**—**	2,148
Hedge adjustments resulting from existing interest rate derivatives or swaps	**—**	(294)
	—	85,345
Term debt (b)	**250,000**	—
Revolving credit facility (b)(c)	**216,000**	—
Receivables-backed financing facility (d)	**55,000**	—
Industrial development revenue bonds, bearing interest at variable rates (4.30% at September 30, 2005, and 2.90% at September 30, 2004), due through October 2036 (e)	**30,120**	30,120
Other notes	**2,293**	2,669
	915,081	484,061
Less total current portion of debt	**62,079**	85,760
Long-term debt due after one year	**$853,002**	$398,301

The following were the aggregate components of debt (in thousands):

	2005	2004
Face value of debt instruments, net of unamortized discounts	**$902,826**	$465,600
Hedge adjustments resulting from terminated interest rate derivatives or swaps	**12,255**	21,235
Hedge adjustments resulting from existing interest rate derivatives or swaps	**—**	(2,774)
	$915,081	$484,061

(a) During the first quarter of fiscal 2005, we purchased $6.0 million of our Notes due August 2005 at an average price of 103.1% of par value, or $0.18 million over par value, excluding the favorable impact of unamortized realized interest rate swap gains. The average price including the favorable impact of unamortized realized interest rate swap gains was 101.6% of par value, or $0.1 million over par value. During the second quarter of fiscal 2005, we purchased $3.5 million of our Notes due August 2005 at an average price of 101.75% of par value, or $0.06 million over par value, excluding the favorable impact of unamortized realized interest rate swap gains. The average price including the favorable impact of unamortized realized interest rate swap gains was 101.05% of par value, or $0.04 million over par value. On August 1, 2005, we retired the remaining $74.0 million of our Notes due August 2005 with $14.0 million of cash and $60.0 million of borrowings under our Senior Credit Facility.

(b) On June 6, 2005, we entered into the Senior Credit Facility. The Senior Credit Facility includes revolving credit, swing, and term loan facilities in the aggregate principal amount of $700 million. The Senior Credit Facility is pre-payable at any time and is scheduled to expire on June 6, 2010. We have aggregate outstanding letters of credit under this facility of approximately $41 million. At September 30, 2005, due to the restrictive covenants on the revolving credit facility, maximum additional available borrowings under this facility were approximately $126 million. Borrowings in the United States under the Senior Credit Facility bear interest based either upon (1) LIBOR plus an applicable margin (which we refer to as **"LIBOR Loans"**) or (2) the alternative base rate plus an applicable margin (which we refer to as **"Base Rate Loans"**). The applicable margin for determining the interest rate applicable to LIBOR Loans ranges from 0.875% to 1.750% of the aggregate borrowing availability based on the ratio of our consolidated funded debt to an EBITDA measure calculated based on earnings before interest, taxes, depreciation and amortization less special items (which we refer to as **"Credit Agreement EBITDA"**). The applicable margin for determining the interest rate applicable to Base Rate Loans ranges from 0.000% to 0.750% of the aggregate borrowing availability based on the ratio of our consolidated funded debt to Credit Agreement EBITDA. The applicable percentage for determining the facility commitment fee ranges from 0.175% to 0.400% of the aggregate borrowing availability based on the ratio of our consolidated funded debt to Credit Agreement EBITDA. At September 30, 2005, the applicable margin for determining the interest rate applicable to LIBOR Loans and the applicable margin for determining the interest rate applicable to Base Rate Loans were 1.50% and 0.50%, respectively. The facility commitment fee at September 30, 2005 was 0.325% of the unused amount. Interest on the revolving credit facility and term loan facility are payable in arrears on each applicable payment date. At our election, we can choose Base Rate Loans, LIBOR Loans, or a combination thereof. If we chose LIBOR Loans, the interest rate reset options are 30, 60, 90 or 180 days. The Senior Credit Facility is secured by the real and personal property of the GSPP business that we acquired in the GSPP Acquisition and the following property of the Company and its wholly-owned subsidiaries: inventory and general intangibles, including, without limitation, specified patents, patent licenses, trademarks, trademark licenses, copyrights and copyright licenses. The agreement documenting the Senior Credit Facility includes restrictive covenants regarding the maintenance of financial ratios, the creation of additional long-term and short-term debt, the creation or existence of certain liens, the occurrence of certain mergers, acquisitions or disposals of assets and certain leasing arrangements, the occurrence of certain fundamental changes in the primary nature of our consolidated business, the nature of certain investments, and other matters. We are in compliance with these restrictions.

(c) Until June 6, 2005, we maintained a $75 million revolving credit facility. As of June 6, 2005 and September 30, 2004, there were no amounts outstanding under this facility. On June 6, 2005, contemporaneously with the execution and delivery of the Senior Credit Facility (as defined below), we terminated this facility.

(d) We maintained a $75.0 million receivables-backed financing facility (which we refer to as the **"Receivables Facility"**). A bank provided a back-up liquidity facility. The borrowing rate, which consisted of a daily commercial paper rate plus a fee for the used portion of the facility, was 4.10% as of September 30, 2005. The borrowing rate at September 30, 2004 was 2.17%. Both the Receivables Facility and the back-up liquidity facility have 364-day terms. At September 30, 2005, this facility was fully drawn. On October 26, 2005, we increased the facility to $100 million. The new facility is scheduled to expire on October 25, 2006.

(e) The industrial development revenue bonds are issued by various municipalities in which we maintain operations or other facilities. The bonds are fully secured by a pledge of payments to the municipality by us under a financing agreement. Each series of bonds are also secured by and payable through a letter of credit issued in favor of the Trustee to the bonds. We are required to maintain these letters of credit under the terms of the bond indenture. The letters of credit are renewable at our request so long as no default or event of default has occurred under the Senior Credit Facility. A remarketing agent offers the bonds for initial sale and uses its best efforts to remarket the bonds until they mature or are otherwise fully redeemed. The remarketing agent also periodically determines the interest rates on the bonds based on prevailing market conditions. The remarketing agent is paid a fee for this service. Our industrial development revenue bonds are remarketed on a periodic basis upon demand of the bondholders. If the remarketing agent is unable to successfully remarket the bonds, the remarketing agent will repurchase the bonds by drawing on the letters of credit. If this were to occur, we would immediately reimburse the issuing lender with the proceeds of a revolving loan obtained under the Senior Credit Facility. Accordingly, we have classified the industrial development revenue bonds as non-current.

Interest on our 8.20% notes due August 2011 are payable in arrears each February and August. Interest on our 5.625% notes due March 2013 is payable in arrears each September and March. Our August 2011 and March 2013 notes are unsecured facilities. The indenture related to these notes restricts us and our subsidiaries from incurring certain liens and entering into certain sale and leaseback transactions, subject to a number of exceptions. Three of our Canadian subsidiaries have revolving credit facilities with Canadian banks. The facilities provide borrowing availability of up to $10.0 million Canadian and can be renewed on an annual basis. As of September 30, 2005 and September 30, 2004, there were no amounts outstanding under these facilities.

Interest Rate Swaps

We are exposed to changes in interest rates as a result of our short-term and long-term debt. We use interest rate swap instruments to manage the interest rate characteristics of a portion of our outstanding debt. In May 2005, we paid $4.2 million to terminate $200 million of fixed-to-floating interest rate swaps designated as fair value hedges of our existing fixed rate debt. In June and September 2005, we entered into $350 million notional amount and $75 million notional amount of floating-to-fixed interest rate swaps, respectively, and designated them as cash flow hedges of a like amount of our floating rate debt. The start date of the $75 million is effective September 1, 2006. We recorded no ineffectiveness for the twelve month periods ended September 30, 2005 and 2004. The fair value of the swaps was a deferred gain of $5.4 million at September 30, 2005.

As of September 30, 2005, the aggregate maturities of long-term debt for the succeeding five fiscal years are as follows (in thousands):

2006	$ 62,079
2007	25,590
2008	38,019
2009	91,355
2010	312,250
Thereafter	374,120
Unamortized fair value adjustments from terminated interest rate swap agreements	12,255
Unamortized bond discount	(587)
Total long-term debt	$915,081

Note 9. Leases and Other Agreements

We lease certain manufacturing and warehousing facilities and equipment (primarily transportation equipment) under various operating leases. Some leases contain escalation clauses and provisions for lease renewal.

As of September 30, 2005, future minimum lease payments under all noncancelable leases, including certain maintenance charges on transportation equipment, are as follows (in thousands):

2006	$10,186
2007	8,610
2008	6,813
2009	4,612
2010	2,874
Thereafter	5,029
Total future minimum lease payments	$38,124

Rental expense for the years ended September 30, 2005, 2004, and 2003 was approximately $18.0 million, $16.5 million and $16.4 million, respectively, including lease payments under cancelable leases.

Note 10. Income Taxes

The provisions for income taxes consist of the following components (in thousands):

	Year Ended September 30,		
	2005	2004	2003
Current income taxes:			
Federal	**$(3,483)**	$ 9,073	$ 2,048
State	**538**	(1,186)	1,271
Foreign	**1,224**	3,290	2,765
Total current	**(1,721)**	11,177	6,084
Deferred income taxes:			
Federal	**2,908**	(596)	10,908
State	**(178)**	(4,581)	885
Foreign	**1,233**	(302)	292
Total deferred	**3,963**	(5,479)	12,085
Provision for income taxes	**$ 2,242**	$ 5,698	$18,169

The components of deferred tax expense are as follows (in thousands):

	Year Ended September 30,		
	2005	2004	2003
Other accruals and allowances	**$ (177)**	$ (622)	$ 2,498
Employee related accruals and allowances	**(827)**	(1,533)	179
Federal net operating loss carryforward	**—**	—	7,270
State net operating loss carryforwards	**(2,652)**	(1,816)	—
State credit carryforwards, net of federal benefit	**271**	(970)	—
Valuation allowance	**160**	1,333	—
Property, plant and equipment	**15,864**	(12,541)	5,675
Deductible intangibles	**1,353**	2,398	1,052
Pension	**(3,949)**	7,447	(4,070)
Inventory	**(2,256)**	1,443	(626)
Other deferred tax assets	**287**	(894)	(159)
Other deferred tax liabilities	**(4,111)**	276	266
Deferred income tax expense	**$ 3,963**	$ (5,479)	$12,085
Income tax expense is included in our consolidated statements of income as follows:			
Continuing operations	**$ 2,242**	$ 854	$18,147
Discontinued operations	**—**	4,844	22
Provisions for income taxes	**$ 2,242**	$ 5,698	$18,169

The differences between the statutory federal income tax rate and our effective income tax rate are as follows:

	Year Ended September 30,		
	2005	2004	2003
Statutory federal tax rate	**35.0%**	35.0%	35.0%
Meals and entertainment expense	**2.5**	2.0	1.2
Permanent provision to return adjustments	**(1.8)**	(1.1)	(0.3)
Adjustment of deferred taxes for changes in state and foreign tax rates	**6.9**	(1.8)	0.7
Other adjustments to deferred taxes	**(8.4)**	3.6	(0.1)
Reduction in tax contingency reserve	**(20.8)**	(2.2)	(2.1)
U.S. residual tax on foreign earnings	**(0.4)**	1.8	0.6
State taxes, net of federal benefit	**(3.5)**	1.2	4.3
Adjustment of prior years taxes, net of federal benefit — restructuring	**1.4**	(9.0)	—
Valuation allowance decrease — restructuring	**—**	(5.3)	—
Other, net	**0.4**	0.2	(1.2)
Effective tax rate	**11.3%**	24.4%	38.1%

The reduction in the tax contingency reserve results from the resolution of historical federal and state tax deductions that we had previously reserved. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our tax reserves totaling $2.3 million at September 30, 2005 reflect the probable outcome of known contingencies. Other adjustments to deferred taxes relates to adjustments to temporary differences that will not reverse in future periods. The state tax benefit recorded in 2005 relates primarily to additional state tax refunds not anticipated at September 30, 2004. In fiscal 2004, we reorganized our corporate subsidiaries, reducing the number of corporate entities and the complexity of our organizational structure. The changes implemented resulted in a one-time income tax benefit of $3.2 million. Approximately $1.2 million of the benefit relates to the filing of amended tax returns for fiscal years 2001 and 2002 and comparable adjustments made to the fiscal 2003 tax returns. The restructuring also allowed us to reduce the valuation allowance for certain state net operating loss and tax credit carryforwards that we had previously concluded were not likely to be realized.

At September 30, 2005, we reclassified franchise tax expense to SG&A. As such, state taxes presented above for the years ended September 30, 2004 and September 30, 2003, reflect the reclassification of approximately $0.7 million and $0.6 million of state franchise tax expense.

In fiscal 2004, we reorganized our corporate subsidiaries, reducing the number of corporate entities and the complexity of our organizational structure. The changes implemented resulted in a one-time income tax benefit of $3.2 million. Approximately $1.2 million of the benefit relates to the filing of amended tax returns for fiscal years 2001 and 2002 and comparable adjustments made to the fiscal 2003 tax returns.

The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities consist of the following (in thousands):

	September 30, 2005	September 30, 2004
Deferred income tax assets:		
Accruals and allowances	**$ 3,125**	$ 2,944
Employee related accruals and allowances	**6,561**	5,734
Minimum pension liability	**43,411**	35,031
State net operating loss carryforwards	**4,468**	1,816
State credit carryforwards, net of federal benefit	**856**	1,127
Other	**4,581**	5,218
Valuation allowance	**(1,651)**	(1,491)
Total	**61,351**	50,379
Deferred income tax liabilities:		
Property, plant and equipment	**108,180**	90,820
Deductible intangibles	**11,394**	9,679
Pension	**10,174**	14,123
Inventory	**1,983**	4,240
Other	**7,515**	11,960
Total	**139,246**	130,822
Net deferred income tax liability	**$ 77,895**	$ 80,443

Deferred taxes are recorded as follows in the consolidated balance sheet:

	September 30, 2005	September 30, 2004
Current deferred tax asset	**$ 5,079**	$ 4,504
Long-term deferred tax liability	**82,974**	84,947
Net deferred income tax liability	**$ 77,895**	$ 80,443

At September 30, 2005 and September 30, 2004, state net operating losses were available for carryforward in the amounts of approximately $94 million and $42 million, respectively. These NOL carryforwards are subject to valuation allowances and generally expire within 5-20 years. At September 30, 2005, approximately $1.1 million of state credits were available for carryforward. The valuation allowance against deferred tax assets increased $0.2 million in fiscal 2005. The valuation allowance decreased $1.9 million in fiscal 2004 primarily as a result of the corporate reorganization discussed above. The valuation allowance increased $0.3 million in fiscal 2003.

The components of income before income taxes are as follows (in thousands):

	Year Ended September 30,		
	2005	2004	2003
United States continuing operations	**$12,973**	$ (156)	$37,014
Discontinued operations	**—**	12,541	57
	12,973	12,385	37,071
Foreign continuing operations	**6,883**	10,661	10,674
Foreign discontinued operations	**—**	300	—
	6,883	10,961	10,674
Income before income taxes	**$19,856**	$23,346	$47,745

The American Jobs Creation Act of 2004 creates a temporary incentive for United States corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. We plan to repatriate $30.9 million in extraordinary dividends, as defined in the Jobs Creation Act, from our Cartem Wilco operations and our Ling Industries, Inc. operations during the quarter ending December 31, 2005. Accordingly we recorded a tax liability of $0.8 million as of September 30, 2005.

Other than the earnings we intend to repatriate under the Act, we intend to continue to consider all foreign earnings other than those generated by our Cartem Wilco, RTS Empaques, S. De R.L. CV, and RTS Embalajes De Chile Limitada operations as being indefinitely reinvested. As of September 30, 2005 we estimate those earnings to be approximately $24 million. We have not provided for any taxes that would be due upon repatriation of those earnings into the United States. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both United States income taxes, subject to an adjustment for foreign tax credits, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Note 11. Retirement Plans

We have five defined benefit pension plans with approximately 60% of our employees in the United States currently accruing benefits. In addition, under several labor contracts, we make payments based on hours worked into multi-employer pension plan trusts established for the benefit of certain collective bargaining employees in facilities both inside and outside the United States. Approximately 33% of our employees are covered by collective bargaining agreements. Approximately 7% of our employees are covered by collective bargaining agreements that have expired and another 7% are covered by collective bargaining agreements that expire within one year.

Defined Benefit Pension Plans

The benefits under our defined benefit pension plans are based on either compensation or a combination of years of service and negotiated benefit level, depending upon the plan. We allocate our pension plans' assets to several investment management firms across a variety of investment styles. Our Defined Benefit Investment Committee meets at least quarterly with an investment advisor to review each manager's performance and monitor their compliance with their stated goals, our investment policy and ERISA standards. Our pension plans' asset allocations at September 30, by asset category, were as follows:

	2005	2004
Equity managers	**66%**	71%
Fixed income managers	**29%**	17%
Cash and cash equivalents	**2%**	8%
Alternative investment managers	**3%**	4%
Total	**100%**	100%

The objective of our investment policy is to assure the management of our retirement plans in accordance with the provisions of the Employment Retirement Income Security Act of 1974 and the regulations pertaining thereto. Our investment policy focuses on a long-term view in managing the pension plans' assets by following investment theory that assumes that over long periods of time there is a direct relationship between the level of risk assumed in an investment program and the level of return that should be expected. The formation of judgments and the actions to be taken on those judgments will be aimed at matching the long-term needs of the pension plans with the expected, long-term performance patterns of the various investment markets.

We understand that investment returns are volatile. We believe that, by using multiple investment managers and alternative asset classes, we can create a portfolio that yields adequate returns with reduced volatility. After we consulted with actuaries and investment advisors, we adopted the following target allocations to produce desired performance.

Target Allocations

	2005	2004
Equity managers	**50-80%**	58-91%
Fixed Income Managers	**15-45%**	15-25%
Alternative investments, cash and cash equivalents	**0-35%**	0-09%

These target allocations are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below target ranges. We revised our target allocations based on a review of our asset allocation with our investment advisor in fiscal 2005. Our alternative investments consist of investments in the Hedge Fund of Funds and a venture capital fund. In fiscal 2004, we undertook a retirement plan services request for proposal (which we refer to as "**RFP**") and held our fiscal 2004 contribution to the pension plans in cash and cash equivalents pending a shift in investment managers resulting from the search. On September 30, 2004, our actual asset allocation was not consistent with the policy above because we were completing the RFP, which we anticipated would likely entail shifting assets among investment managers. In developing our weighted average expected rate of return on plan assets, we consulted with our investment advisor and evaluated criteria primarily based on historical returns by asset class, and included long-term return expectations by asset class. We currently expect to contribute approximately $35 million to our pension plans over the next two fiscal years. We use a September 30 measurement date.

Our projected benefit obligation, fair value of assets and net periodic pension cost include the following components (in thousands):

	Year Ended September 30,	
	2005	**2004**
Projected benefit obligation at beginning of year	**$ 300,081**	$260,303
Service cost	**9,411**	9,013
Interest cost on projected benefit obligations	**17,728**	17,335
Amendments	**—**	326
Curtailment (gain) loss	**(7,355)**	180
Actuarial loss	**29,082**	23,468
Benefits paid	**(10,885)**	(10,544)
Projected benefit obligation at end of year	**338,062**	300,081
Fair value of assets at beginning of year	**208,847**	181,244
Actual gain on plan assets	**21,416**	18,514
Employer contribution	**7,384**	19,633
Benefits paid	**(10,885)**	(10,544)
Fair value of assets at end of year	**226,762**	208,847
Funded status	**(111,300)**	(91,234)
Net unrecognized loss	**121,081**	108,809
Unrecognized prior service cost	**2,035**	1,713
Net amount recognized	**$ 11,816**	$ 19,288
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid benefit cost	**$ 11,816**	$ 19,288
Additional minimum liability	**(114,393)**	(96,271)
Intangible asset	**3,144**	3,692
Accumulated other comprehensive loss	**111,249**	92,579
Net amount recognized	**$ 11,816**	$ 19,288

The amounts we are required to recognize in the consolidated statements of income are as follows (in thousands):

	Year Ended September 30,		
	2005	**2004**	**2003**
Service cost	**$ 9,411**	$ 9,013	$ 7,258
Interest cost on projected benefit obligations	**17,728**	17,335	16,123
Expected return on plan assets	**(19,046)**	(16,320)	(15,507)
Net amortization of actuarial loss	**7,084**	6,563	2,813
Net amortization of prior service cost	**108**	49	50
Curtailment loss (gain)	**(429)**	679	—
Total company defined benefit plan expense	**14,856**	17,319	10,737
Multi-employer plans for collective bargaining employees	**512**	450	340
Net periodic pension cost	**$ 15,368**	$ 17,769	$ 11,077

	2005	**2004**	**2003**
Weighted-average assumptions as of September 30:			
Discount rate	**5.50%**	6.00%	6.50%
Expected long-term rate of return on plan assets	**9.00%**	9.00%	9.00%

Our weighted-average assumption for the expected increase in compensation levels as of September 30, 2005, was 2.75% for the next five years and 3.5% thereafter. Our weighted-average assumption for the expected increase in compensation levels as of September 30, 2004 and 2003 was 3% in each year. We typically review our expected long-term rate of return on plan assets every 3 to 5 years through an asset allocation study with either our actuary or investment advisor. Our assumption regarding the increase in compensation levels is reviewed periodically and the assumption is based on both our internal planning projections and recent history of actual compensation increases. Finally, our discount rate is reviewed annually to reflect the published yield of the Moody's AA Utility Bond Index on September 15, rounded up to the nearest .25%. The accumulated benefit obligation for all defined benefit pension plans was $329.3 million and $285.3 million at September 30, 2005, and 2004, respectively.

The estimated benefit payments, which reflect expected future service, as appropriate, that we project are as follows (in thousands):

2006	$12,123
2007	12,981
2008	13,930
2009	14,883
2010	15,808
Years 2011 - 2015	96,450

The retirement plans review committee of our board of directors reviewed management's recommendations with respect to certain modifications of our retirement benefits and requested that such recommendations be submitted to the board of directors for approval. On October 29, 2004, our board of directors approved and adopted changes to our 401(k) retirement savings plans that cover our salaried and nonunion hourly employees and to our defined benefit plans that cover our salaried and nonunion hourly employees (which we refer to as our **"pension plan"**). We have summarized these changes below. The changes were effective January 1, 2005 and March 1, 2005, based on an employee's status on December 31, 2004. The changes resulted in curtailment income of $0.4 million, which we recognized when we adopted the pension plan changes.

Beginning January 1, 2005, the following changes were effective for our salaried and non-union hourly employees:

- Effective January 1, 2005, employees hired on or after January 1, 2005, are not eligible to participate in our pension plan. We provide the following enhanced 401(k) plan match for such employees (the **"enhanced 401(k) plan match"**): 100% match on the first 3% of eligible pay contributed by the employee and 50% match on the next 2% of eligible pay contributed by the employee.

- Effective January 1, 2005, then current employees who were less than 35 years old and who had less than 5 years of vesting service on December 31, 2004, were no longer eligible to participate in our pension plan after December 31, 2004. We will pay pension benefits earned through December 31, 2004, upon retirement in accordance with applicable plan rules. We began providing the enhanced 401(k) plan match for such employees effective January 1, 2005.

- Effective March 1, 2005, then current employees who were 35 years old or older or who had 5 years or more of vesting service on December 31, 2004, were required to elect one of two options: (1) a reduced future pension accrual based on a revised benefit formula and the current 401(k) plans' match or (2) no future pension accrual and the enhanced 401(k) Plan match. In either event, we will pay these employees pension benefits earned through February 28, 2005, upon retirement in accordance with applicable plan rules.

401(k) Plans

We have 401(k) plans that cover our salaried and nonunion hourly employees as well as certain employees covered by union collective bargaining agreements. These 401(k) plans permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (which we refer to as the **"Code"**). During fiscal 2005, 2004, and 2003, we recorded matching expense, net of forfeitures, of $5.3 million, $4.5 million, and $4.6 million, respectively, related to the 401(k) plans.

Supplemental Retirement Plans

We have supplemental retirement savings plans (the **"Supplemental Plans"**) that are nonqualified unfunded deferred compensation plans. We intend to provide participants with an opportunity to supplement their retirement income through deferral of current compensation. Amounts deferred and payable under the Supplemental Plans (the **"Obligations"**) are our unsecured obligations, and rank equally with our other unsecured and unsubordinated indebtedness outstanding from time to time. Each participant elects the amount of eligible base salary and eligible bonus to be deferred. Each Obligation will be payable on a date selected by us pursuant to the terms of the Supplemental Plans. Generally, we are obligated to pay the Obligations after termination of the participant's employment or in certain emergency situations. We will adjust each participant's account for investment gains and losses as if the credits to the participant's account had been invested in the benchmark investment alternatives available under the Supplemental Plans in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. We will make all such adjustments at the same time and in accordance with the same procedures followed under our 401(k) plans for crediting investment gains and losses to a participant's account under our 401(k) plans. The Obligations are denominated and payable in United States dollars. The benchmark investment alternatives available under the Supplemental Plan are the same as the investment alternatives available under our 401(k) plans or are, in our view, comparable to the investment alternatives available under our 401(k) plans. We recorded matching expense of $0.1 million, $0.1 million, and $0.02 million in fiscal 2005, 2004, and 2003, respectively.

We have a Supplemental Executive Retirement Plan (**"SERP"**) that provides unfunded supplemental retirement benefits to certain executives of the Company. The SERP provides for incremental pension benefits in excess of those offered in our principal pension plan. We recorded expense relating to the SERP of $0.8 million, $0.6 million, and $0.4 million for the years ended September 30, 2005, 2004, and 2003, respectively. Amounts we accrued as of September 30, 2005 and 2004 related to the SERP were $2.9 million and $2.2 million, respectively. The SERP benefit is paid in an annuity form for participants whose employment terminated before November 11, 2005 and a lump sum for participants whose employment terminates on or after November 11, 2005.

Note 12. Financial Instruments

Long-Term Notes

On August 1, 2005, we retired our 2005 Notes. At September 30, 2004, the fair market value of the 2005 Notes was approximately $86.7 million, respectively, based on quoted market prices. At September 30, 2005 and 2004, the fair market value of the 2011 Notes was approximately $258.8 million and $296.5 million, respectively, based on quoted market prices. At September 30, 2005 and 2004, the fair market value of the 2013 Notes, was approximately $90.8 million and $103.1 million, respectively, based on quoted market prices. The carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically.

Derivatives

The following is a summary of the net fair value of our derivative instruments outstanding as of September 30 (in thousands):

	2005	2004
Interest rate swaps (fair value hedges)	**$ —**	$(2,773)
Interest rate swaps (cash flow hedges)	**5,404**	—
Commodity swaps	**8**	(844)
Net fair value of derivative contracts	**$5,412**	$(3,617)

The fair value of our derivative instruments is based on market quotes and represents the net amount required to terminate the position, taking into consideration market rates and counterparty credit risk. The net pre-tax loss and related tax benefit from cash flow hedges reclassified from other comprehensive income into earnings during fiscal 2005 was approximately $0.9 million and $0.4 million, respectively. We expect to reclassify approximately $1.3 million of pre-tax income from cash flow hedges from other comprehensive income into earnings during fiscal 2006.

Note 13. Shareholders' Equity

Capitalization

Our capital stock consists solely of our Common Stock, which is Class A common stock, par value $0.01 per share. Holders of our Common Stock are entitled to one vote per share. The Articles of Incorporation also authorize preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by our board of directors upon any issuance of such shares in accordance with the Articles of Incorporation.

Stock Repurchase Plan

Our board of directors has approved a stock repurchase plan that allows for the repurchase from time to time of shares of Common Stock over an indefinite period of time. As of September 30, 2005, we had 2.0 million shares of Common Stock available for repurchase under the amended repurchase plan. Pursuant to our repurchase plan, during fiscal 2005 and fiscal 2004, we did not repurchase any shares of Common Stock. During fiscal 2003, we repurchased 0.1 million shares of Common Stock.

Stock Option Plans

Our 2004 Incentive Stock Plan, approved by our shareholders in January 2005, allows for the granting of options to certain key employees for the purchase of a maximum of 2,000,000 shares of Common Stock plus the number of shares which would remain available for issuance under each preexisting plan if shares were issued on the effective date of this plan sufficient to satisfy grants then outstanding, plus the number of shares of Stock subject to grants under any preexisting plan which are outstanding on the effective date of this plan and which are forfeited or expire on or after such effective date. Our 2000 Incentive Stock Plan, approved in January 2001, allowed for the granting of options through January 2005 to certain key employees for the purchase of a maximum of 2,200,000 shares of Common Stock. Our 1993 Stock Option Plan allowed for the granting of options through November 2003 to certain key employees for the purchase of a maximum of 3,700,000 shares of Common Stock. Options that we granted under these plans vest in increments over a period of up to three years and have ten-year terms.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires that the information be determined as if we had accounted for our employee stock options granted subsequent to September 30, 1995, under the fair value method of that statement. We estimated the fair values for the options granted subsequent to September 30, 1995, at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected Term in Years	**7**	7	8
Expected Volatility	**44.1%**	43.8%	45.8%
Risk-Free Interest Rate	**4.1%**	4.1%	3.1%
Dividend Yield	**2.6%**	2.2%	2.3%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair values of our employee stock options. The estimated weighted average fair value of options granted during fiscal 2005, 2004 and 2003 with option prices equal to the market price on the date of grant was $4.47, $6.35 and $5.72 per share, respectively.

For purposes of pro forma disclosures, we amortize the estimated fair value of our options to expense over the options' vesting periods. Our pro forma information is as follows (in thousands except for earnings per share information):

	2005	2004	2003
Net income, as reported	**$17,614**	$17,648	$29,576
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**1,027**	949	525
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(4,932)**	(3,776)	(3,282)
Pro forma net income	**$13,709**	$14,821	$26,819
Earnings per share: Basic — as reported	**$ 0.50**	$ 0.51	$ 0.86
Basic — pro forma	**$ 0.39**	$ 0.42	$ 0.78
Diluted — as reported	**$ 0.49**	$ 0.50	$ 0.85
Diluted — pro forma	**$ 0.38**	$ 0.42	$ 0.77

For the pro forma information regarding net income and earnings per share we recognize compensation cost over the explicit service period (up to the date of actual retirement). Upon adoption of SFAS 123(R), we will be required to recognize compensation cost over a period to the date the employee first becomes eligible for retirement for awards granted or modified after the adoption of SFAS 123(R). Awards outstanding prior to the adoption of SFAS 123(R) will continue to be recognized over the explicit service period. Had we followed the nonsubstantive vesting provisions of Statement 123(R), the impact on pro forma net income and pro forma diluted earnings per share would have been *de minimus.*

The table below summarizes the changes in all stock options during the periods indicated:

	Class A Common		
	Shares	Price Range	Weighted Average Exercise Price
Options outstanding at October 1, 2002	3,399,328	$ 7.42-20.31	$13.90
Exercised	(276,098)	$ 7.42-15.45	$ 9.99
Expired	(69,474)	$ 8.94-20.31	$17.73
Forfeited	(46,415)	$ 8.94-18.19	$13.91
Granted	693,500	$14.01-14.60	$14.02
Options outstanding at September 30, 2003	3,700,841	$ 8.00-20.31	$14.17
Exercised	(248,540)	$ 8.00-16.51	$12.00
Expired	(158,535)	$11.13-20.31	$15.94
Forfeited	(36,232)	$11.25-18.19	$15.40
Granted	451,000	$15.40-16.15	$15.46
Options outstanding at September 30, 2004	3,708,534	$ 8.00-20.31	$14.39
Exercised	(141,331)	$ 8.94-15.45	$11.30
Expired	(221,099)	$ 8.94-20.31	$16.21
Forfeited	(22,001)	$14.01-15.40	$14.22
Granted	662,000	$11.23-13.70	$11.38
Options outstanding at September 30, 2005	**3,986,103**	**$ 8.00-20.31**	**$13.90**
Options exercisable at September 30, 2005	**3,739,104**	**$ 8.00-20.31**	**$13.88**
Options available for future grant at September 30, 2005	**1,580,499**	—	—

The following table summarizes information concerning options outstanding and exercisable at September 30, 2005:

Class A Common					
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$8.00-8.94	319,635	$ 8.89	319,635	$ 8.89	4.7
$10.25-11.81	1,261,601	11.20	1,261,601	11.20	7.0
$12.98-14.60	952,734	14.11	729,729	14.15	6.2
$15.19-16.59	648,500	15.41	624,506	15.38	6.6
$18.19-20.31	803,633	18.65	803,633	18.65	4.3
	3,986,103	$13.90	3,739,104	$13.88	6.0

Pursuant to our 2004 Incentive Stock Plan, we can award up to 1,000,000 shares of restricted Common Stock to employees or our board of directors. Sale of the stock awarded is generally restricted for three to five years from the date of grant, depending on vesting. Vesting of the stock granted to employees occurs in annual increments of one-third beginning on the third anniversary of the date of grant. Accelerated vesting of a portion of the grant may occur based on our performance.

During fiscal 2005, 2004, and 2003, respectively, we awarded 200,000, 144,000, and 120,500 shares of restricted Common Stock, which had a fair value at the date of grant of $2.3 million, $2.2 million, and $1.7 million, respectively. The 4,500 shares awarded to the board of directors in both fiscal 2005 and fiscal 2004 vested immediately. We charge compensation under the plan to earnings over each increment's individual restriction period, which amounted to $1.7 million, $1.5 million, and $0.9 million during fiscal 2005, 2004, and 2003, respectively. Unless vested (pursuant to net income performance criteria) or forfeited (e.g., by termination of employment) at an earlier date, the awards of restricted Common Stock will vest in one-third annual increments beginning on the third year from the date of grant and may not be transferred before they are vested. The restricted stock awards granted to employees in fiscal 2005 are also subject to earlier vesting upon satisfaction of specified performance criteria. The shares subject to these restricted stock awards will vest early as follows: (1) one-third on March 31, 2006, for net income growth as compared to the base period (the 12 months ended March 31, 2005) of at least 20% during the 12 months ending March 31, 2006 (including excess amounts from subsequent periods); (2) another one-third on March 31, 2007, for net income growth as compared to the base period of at least 32% during the 12 months ending on March 31, 2007 (including excess amounts from prior or subsequent periods); and (3) the final one-third on March 31, 2008, for net income growth as compared to the base period of at least 45.2% during the 12 months ending on March 31, 2008 (including excess amounts from prior periods). The restricted stock awards granted to employees in fiscal 2004 are also subject to earlier vesting upon satisfaction of specified performance criteria. The shares subject to these restricted stock awards will vest early as follows: (1) one-third on March 31, 2005, for net income growth as compared to the base period (the 12 months ended March 31, 2004) of at least 10% during the 12 months ending March 31, 2005 (including excess amounts from subsequent periods); (2) another one-third on March 31, 2006, for net income growth as compared to the base period of at least 21% during the 12 months ending on March 31, 2006 (including excess amounts from prior or subsequent periods); and (3) the final one-third on March 31, 2007, for net income growth as compared to the base period of at least 33.1% during the 12 months ending on March 31, 2007 (including excess amounts from prior periods). The restricted stock awards granted to employees in fiscal 2003 and 2002 are also subject to earlier vesting upon satisfaction of specified performance criteria. The shares subject to these restricted stock awards will vest early as follows: (1) one-third on the first March 31 after the award date for net income growth as compared to the base period (12 months ended March 31 of the fiscal year including the award date) in excess of 15% during 12 months ending on the first March 31 after the award date (including excess amounts from subsequent periods); (2) another one-third on the second March 31 after the award date for net income growth as compared to the base period in excess of 32.5% during 12 months ending on the second March 31 after the award date (including excess amounts from prior or subsequent periods); and (3) the final one-third on the third March 31 after the award date for net income growth as compared to the base period in excess of 52% during 12 months ending on the third March 31 after the award date (including excess amounts from prior periods). During fiscal 2002, accelerated vesting of one-third of the fiscal 2001 grant occurred due to achievement of performance targets. The measurement date for the fiscal periods that follow is March 31. The early vesting provisions related to fiscal 2003 for the restricted stock awards granted in fiscal 2002 and 2001 have not yet been satisfied. The early vesting provisions related to fiscal 2004 for the restricted stock awards granted in fiscal 2003, 2002 and 2001 have not yet been satisfied. The early vesting provisions related to fiscal 2005 for the restricted stock awards granted in fiscal 2004 and 2003 have not yet been satisfied.

Employee Stock Purchase Plan

Under the Amended and Restated 1993 Employee Stock Purchase Plan (which we refer to as the **"ESPP"**), shares of Common Stock are reserved for purchase by substantially all of our qualifying employees. In January 2004, our board of directors amended the ESPP to allow for the purchase of an additional 1,000,000 shares, bringing the total authorized to a maximum of 3,320,000 shares of Common Stock. In fiscal 2005, 2004, and 2003, employees purchased approximately 347,000, 289,000, and 311,000 shares, respectively, under this plan. As of September 30, 2005, 574,361 shares of Common Stock were available for purchase.

Note 14. Related Party Transactions

J. Hyatt Brown, a director of our company, is chairman, chief executive officer and a shareholder of Brown & Brown, Inc., the insurance agency that brokers a portion of the insurance for our company. During fiscal 2005, 2004, and 2003, we paid Brown & Brown, Inc. approximately $0.3 million, $0.4 million, and $0.5 million, respectively, for property and casualty insurance services provided by Brown & Brown, Inc. and by other third parties. Third parties paid Brown & Brown, Inc. approximately $0.2 million, $0.2 million, and $0.2 million, respectively, for commissions on premiums for insurance purchased by us. For the fiscal years ending September 30, 2005, 2004, and 2003, such payments to Brown & Brown, Inc., inclusive of fees for services and commissions paid, totaled approximately $0.5 million, $0.6 million, and $0.7 million, respectively. Total payments for insurance premiums and fees invoiced through Brown & Brown, Inc. (including amounts not ultimately retained by Brown & Brown, Inc.) were approximately $4.8 million, $4.6 million, and $4.9 million, in fiscal 2005, 2004, and 2003, respectively.

John W. Spiegel, a director of our company, was vice chairman and chief financial officer of SunTrust Banks, Inc. until August 2004. Mr. Spiegel continued to serve as a non-executive Vice Chairman of SunTrust Bank Holding Company, a subsidiary of SunTrust Banks, Inc. (a non-executive position) through March 31, 2005. We made payments to, and had other transactions with, SunTrust Banks, Inc. and its subsidiaries during fiscal 2004.

- During fiscal 2004, we maintained a revolving credit facility (in which SunTrust Banks, Inc. has a 22.92% share) under which SunTrust Bank, Atlanta, a wholly owned subsidiary of SunTrust Banks, Inc., served as agent. We had aggregate borrowing availability thereunder of $75.0 million through June 2006. As of September 30, 2004, we had no borrowings outstanding thereunder.

- During fiscal 2003 and 2004, we entered into derivative transactions with SunTrust Capital Markets. At the end of fiscal 2004, we had no derivative transactions in place with SunTrust Capital Markets. At the end of fiscal 2003, we had notional amounts outstanding on interest rate swaps of $50.0 million and foreign exchange forward contracts of approximately $2.5 million.

- At September 30, 2004, we were a party with SunTrust Banks, Inc. to a letter of credit agreement relating to industrial development revenue bonds issued on our behalf and relating to aspects of our business.

- SunTrust Banks, Inc., through one of its subsidiaries, Trusco Capital Management, Inc., managed some of the assets in our defined benefit plan, which totaled approximately $65.0 million as of September 30, 2004.

- Until May 2003, we maintained a $24.8 million synthetic lease facility with an entity affiliated with SunTrust Bank, Atlanta. On May 30, 2003, we exercised our option to purchase the land, buildings and improvements under this facility for approximately $24.5 million, which represented the lessor's original costs for such assets, plus related costs and expenses.

- SunTrust Banks, Inc. and its subsidiaries have performed other banking and financial consulting services for us in fiscal 2004 and 2003. Our aggregate payments to SunTrust Banks, Inc. and its subsidiaries for these services, together with all of the other services described above in this section, did not exceed 1% of our gross revenues during fiscal 2004 and 2003,or 1% of SunTrust Banks' gross revenues during its fiscal years ended December 31, 2003 and 2002.

Note 15. Commitments and Contingencies

Capital Additions

Estimated costs for future purchases of fixed assets that we are obligated to purchase as of September 30, 2005, total approximately $14.4 million. These items are included in our purchase obligations in our ***"Management's Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations."***

Environmental and Other Matters

We are subject to various federal, state, local and foreign environmental laws and regulations, including, among others, CERCLA, the Clean Air Act (as amended in 1990), the Clean Water Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act. These environmental regulatory programs are primarily administered by the US EPA. In addition, some states in which we operate have adopted equivalent or more stringent environmental laws and regulations or have enacted their own parallel environmental programs, which are enforced through various state administrative agencies.

We believe that future compliance with these environmental laws and regulations will not have a material adverse effect on our results of operations, financial condition or cash flows. However, our compliance and remediation costs could increase materially. In addition, we cannot currently assess with certainty the impact that the future emissions standards and enforcement practices associated with changes to regulations promulgated under the Clean Air Act will have on our operations or capital expenditure requirements. However, we believe that any such impact or capital expenditures will not have a material adverse effect on our results of operations, financial condition or cash flows. See ***"Business — Forward-Looking Information and Risk Factors."***

We estimate that we will spend approximately $4.0 million for capital expenditures during fiscal 2006 in connection with matters relating to environmental compliance. Additionally, to comply with emissions regulations under the Clean Air Act, we may be required to modify or replace a coal-fired boiler at one of our facilities, the cost of which we estimate would be approximately $2.0 to $3.0 million. If necessary, we anticipate that we will incur those costs before the end of fiscal 2007.

We have been identified as a potentially responsible party at 10 active "superfund" sites pursuant to Superfund legislation. Based upon currently available information and the opinions of our environmental compliance managers and general counsel, although there can be no assurance, we have reached the following conclusions with respect to these ten sites:

- With respect to each of two sites, while we have been identified as a PRP, our records reflect no evidence that we are associated with the site. Accordingly, if we are considered to be a PRP, we believe that we should be categorized as an unproven PRP.
- With respect to each of eight sites, we preliminarily determined that, while we may be associated with the site and while it is probable that we have incurred a liability with respect to the site, one of the following conclusions was applicable:
  - With respect to each of six sites, we determined that it was appropriate to conclude that, while it was not estimable, the potential liability was reasonably likely to be a *de minimus* amount and immaterial.
  - With respect to each of two sites, we have preliminarily determined that it was appropriate to conclude that the potential liability was best reflected by a range of reasonably possible liabilities all of which we expect to be *de minimus* and immaterial.

Except as stated above, we can make no assessment of any potential for our liability with respect to any such site. Further, there can be no assurance that we will not be required to conduct some remediation in the future at any such site and that such remediation will not have a material adverse effect on our results of operations, financial condition or cash flows. We believe that we can assert claims for indemnification pursuant to existing rights we have under settlement and purchase agreements in connection with certain of these sites. There can be no assurance that we will be successful with respect to any claim regarding such indemnification rights or that, if we are successful, any amounts paid pursuant to such indemnification rights will be sufficient to cover all costs and expenses.

Guarantees

We have made the following guarantees to unconsolidated third parties as of September 30, 2005:

- We have a 49% ownership interest in Seven Hills, a joint venture. The partners of the joint venture guarantee funding of net losses in proportion to their share of ownership.
- We lease certain manufacturing and warehousing facilities and equipment under various operating leases. A substantial number of these leases require us to indemnify the lessor in the event that additional taxes are assessed due to a change in the tax law. We are unable to estimate our maximum exposure under these leases because our exposure is dependent on future changes in the tax law.

Over the past several years, we have disposed of assets and subsidiaries and have assigned liabilities pursuant to asset and stock purchase agreements. These agreements contain various customary representations and warranties relating to the assets sold as well as various covenants. These agreements may also provide specific indemnities for breaches of representations, warranties, or covenants. These indemnification provisions address a variety of potential losses, including, among others, losses related to liabilities other than those assumed by the buyer and liabilities under environmental laws. Many of the indemnification provisions issued or modified before December 31, 2002 have expired either by operation of law or as a result of the terms of the agreement. We have not recorded any liability for the indemnifications issued or modified before December 31, 2002, and are not aware of any claims or other information that would give rise to material payments under such indemnities. Because of the lapse of time, or the fact that the parties have resolved certain issues, we are not aware of any outstanding indemnities issued or modified before December 31, 2002, the potential exposure for which we estimate would have a material impact on our results of operations, financial condition or cash flows. Under the terms of the agreements that were issued or modified after December 31, 2002, our specified maximum aggregate potential liability on an undiscounted basis is approximately $6.0 million, other than with respect to certain specified liabilities, including liabilities relating to environmental matters, with respect to which there is no limitation. We estimate our aggregate liability for outstanding indemnities entered into after December 31, 2002, including the indemnities described above with respect to which there are no limitations, to be approximately $0.1 million. Accordingly, we have recorded a liability for that amount.

Insurance Placed with Kemper

During fiscal years 1985 through 2002, Kemper Insurance Companies/Lumbermens Mutual provided us with workers' compensation insurance, auto liability insurance and general liability insurance. Kemper has made public statements that they are uncertain that they will be able to pay all of their claims liabilities in the future. At present, based on public comments made by Kemper, we believe it is reasonably possible they will not be able to pay some or all of the future liabilities associated with our open and reopened claims. However, we cannot reasonably estimate the amount that Kemper may be unable to pay. Additionally, we cannot reasonably estimate the impact of state guarantee funds and any facultative and treaty reinsurance that may be available to pay such liabilities. If Kemper is ultimately unable to pay such liabilities. We believe the range of our liability is between approximately $0 and $4 million and we are unable to estimate the liability because of the factors described above. There can be no assurance that any associated liabilities we may ultimately incur will not be material to our results of operations, financial condition or cash flows.

Note 16. Segment Information

We report three business segments. The Packaging Products segment consists of facilities that produce folding cartons and interior packaging. The Merchandising Displays and Corrugated Packaging segment consists of facilities that produce displays and corrugated packaging and sheet stock. The Paperboard segment consists of facilities that manufacture paperboard, corrugating medium, laminated paperboard products, and facilities that collect recovered paper.

Certain operations included in the Packaging Products segment are located in Canada, Mexico, Chile and Argentina. The Paperboard segment sold its only foreign operation, a small recycled fiber collection facility in Canada, in fiscal 2003. Our foreign operations had segment income of $7.5 million, $10.8 million, and $11.9 million for fiscal years ended September 30, 2005, 2004, and 2003, respectively. For fiscal 2005, foreign operations represented approximately 9.8%, 8.7% and 11.9% of total net sales to unaffiliated customers, segment income from operations and total identifiable assets, respectively. For fiscal 2004, foreign operations represented approximately 10.0%, 13.1% and 15.2% of total net sales to unaffiliated customers, segment income from operations and total identifiable assets, respectively. For fiscal 2003, foreign operations represented approximately 9.1%, 13.4% and 12.9% of total net sales to unaffiliated customers, segment income from operations and total identifiable assets, respectively. As of September 30, 2005, 2004, and 2003, we had foreign long-lived assets of $84.6 million, $83.3 million, and $72.5 million, respectively.

We evaluate performance and allocate resources based, in part, on profit or loss from operations before income taxes, interest and other items. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies. We account for intersegment sales at prices that approximate market prices. For segment reporting purposes, we include our equity in income (loss) from our unconsolidated joint venture, as well as our investment in the joint venture, in the results for the Paperboard segment.

Following is a tabulation of business segment information for each of the past three fiscal years (in thousands):

	Years Ended September 30,		
	2005	**2004**	**2003**
Net sales (aggregate):			
Packaging Products	**$ 993,977**	$ 908,085	$ 801,402
Merchandising Displays and Corrugated Packaging	**333,812**	318,274	291,238
Paperboard	**615,443**	539,882	509,941
Total	**$1,943,232**	$1,766,241	$1,602,581
Less net sales (intersegment):			
Packaging Products	**$ 3,444**	$ 3,485	$ 4,576
Merchandising Displays and Corrugated Packaging	**4,033**	4,678	5,070
Paperboard	**202,274**	176,817	159,589
Total	**$ 209,751**	$ 184,980	$ 169,235

ROCK-TENN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended September 30,		
	2005	2004	2003
Net sales (unaffiliated customers):			
Packaging Products	**$ 990,533**	$ 904,600	$ 796,826
Merchandising Displays and Corrugated Packaging	**329,779**	313,596	286,168
Paperboard	**413,169**	363,065	350,352
Total	**$1,733,481**	$1,581,261	$1,433,346
Segment income:			
Packaging Products	**$ 33,417**	$ 37,997	$ 38,560
Merchandising Displays and Corrugated Packaging	**21,096**	29,075	28,569
Paperboard	**31,597**	15,751	21,764
	86,110	82,823	88,893
Restructuring and other costs	**(7,525)**	(32,738)	(1,494)
Other non-allocated expenses	**(17,722)**	(12,452)	(9,665)
Interest expense	**(36,640)**	(23,566)	(26,871)
Interest and other income (expense)	**465**	(143)	73
Minority interest in consolidated subsidiary	**(4,832)**	(3,419)	(3,248)
Income from continuing operations before income taxes	**$ 19,856**	$ 10,505	$ 47,688
Identifiable assets:			
Packaging Products	**$ 674,536**	$ 518,648	$ 488,898
Merchandising Displays and Corrugated Packaging	**175,324**	194,365	176,734
Paperboard	**901,031**	498,917	539,557
Assets held for sale	**3,435**	1,526	52,703
Corporate	**44,108**	70,357	33,503
Total	**$1,798,434**	$1,283,813	$1,291,395
Goodwill			
Packaging Products	**$ 81,187**	$ 64,554	$ 59,178
Merchandising Displays and Corrugated Packaging	**28,800**	28,792	28,663
Paperboard	**240,954**	203,714	203,958
Total	**$ 350,941**	$ 297,060	$ 291,799
Depreciation and amortization:			
Packaging Products	**$ 37,580**	$ 33,120	$ 29,263
Merchandising Displays and Corrugated Packaging	**10,987**	9,662	10,665
Paperboard	**32,273**	28,079	28,849
Corporate	**3,200**	3,328	3,906
Total	**$ 84,040**	$ 74,189	$ 72,683

	Years Ended September 30,		
	2005	2004	2003
Capital expenditures:			
Packaging Products	**$ 26,264**	$ 36,760	$ 25,148
Merchandising Displays and Corrugated Packaging	**6,739**	6,492	14,524
Paperboard	**19,362**	16,647	16,093
Corporate	**1,961**	924	1,637
Total	**$ 54,326**	$ 60,823	$ 57,402

The changes in the carrying amount of goodwill for the year ended September 30, 2005 are as follows (in thousands):

	Packaging	Merch. Displays and Corr. Pkg	Paperboard	Total
Balance as of October 1, 2004	$64,554	$28,792	$203,714	$297,060
Goodwill acquired	13,750	—	37,240	50,990
Translation adjustment	2,883	8	—	2,891
Balance as of September 30, 2005	**$81,187**	**$28,800**	**$240,954**	**$350,941**

On June 6, 2005, we acquired from Gulf States substantially all of the GSPP assets. The acquisition was the primary reason for the increase in identifiable assets, goodwill, and depreciation and amortization.

Note 17. Financial Results by Quarter (Unaudited)

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net sales	**$385,817**	**$394,338**	**$424,679**	**$528,647**
Gross profit	**55,001**	**58,372**	**71,895**	**88,996**
Restructuring and other costs	**476**	**2,724**	**777**	**3,548**
Income from continuing operations before income taxes	**1,730**	**430**	**9,592**	**8,104**
Net income (a)	**482**	**240**	**11,982**	**4,910**
Basic earnings per share from continuing operations	**0.01**	**0.01**	**0.34**	**0.14**
Diluted earnings per share from continuing operations	**0.01**	**0.01**	**0.33**	**0.14**
Basic earnings per share	**0.01**	**0.01**	**0.34**	**0.14**
Diluted earnings per share	**0.01**	**0.01**	**0.33**	**0.14**

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net sales	$366,110	$400,000	$397,281	$417,870
Gross profit	61,095	67,695	64,969	73,571
Restructuring and other costs	105	5,643	21,317	5,673
Income (loss) from continuing operations before income taxes	6,695	4,675	(11,337)	10,472
Net income (loss) (b)	11,879	2,910	(3,726)	6,585
Basic earnings (loss) per share from continuing operations	0.12	0.09	(0.12)	0.19
Diluted earnings (loss) per share from continuing operations	0.12	0.09	(0.12)	0.18
Basic earnings (loss) per share	0.34	0.08	(0.11)	0.19
Diluted earnings (loss) per share	0.34	0.08	(0.11)	0.18

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net sales	$329,849	$350,234	$368,232	$385,031
Gross profit	61,209	62,344	67,958	70,845
Restructuring and other costs	(519)	782	648	583
Income from continuing operations before income taxes	8,128	11,509	12,738	15,313
Net income	5,070	7,330	7,212	9,964
Basic earnings per share from continuing operations	0.14	0.21	0.23	0.28
Diluted earnings per share from continuing operations	0.14	0.21	0.23	0.27
Basic earnings per share	0.15	0.21	0.21	0.29
Diluted earnings per share	0.15	0.21	0.21	0.28

(a) In the first quarter of fiscal 2005, we recorded additional tax expense of $0.6 million related to our acquisition of the Athens corrugated sheet stock manufacturing facility. We originally recorded this adjustment as a reduction of tax expense in the year ended September 30, 2004. In the third quarter of fiscal 2005 we recorded a $4.6 million benefit resulting from the resolution of historical federal and state tax deductions that we had previously reserved. In the fourth quarter of fiscal 2005, we recorded a $1.4 million tax benefit that resulted from adjustments to temporary differences that will not reverse in future periods.

(b) In the third quarter of fiscal 2004 we reviewed our corporate structure and reorganized our corporate subsidiaries, reducing the number of corporate entities and the complexity of our organizational structure. The changes we implemented as a result of this review resulted in a one-time income tax benefit. Approximately $1.2 million of the benefit related to the filing of amended tax returns for fiscal years 2001 and 2002 and comparable adjustments made to the fiscal 2003 tax returns. The changes related to certain income apportionment factors and a correction of an allocation of intercompany charges. The impact of these changes was not material to our net income for any of the fiscal years in question; therefore, we recorded the cumulative impact in the current period. The $1.2 million benefit was $0.3 million,

$0.3 million, and $0.6 million for fiscal 2001, fiscal 2002, and fiscal 2003, respectively. We recorded the benefit in the third quarter of fiscal 2004.

Certain group insurance costs related to the indirect plant personnel were reclassified from SG&A to cost of goods sold. The prior year amounts were reclassified as well. In addition, franchise taxes were reclassified from provision for income taxes to SG&A. The table below provides a comparison of the amounts we previously reported and the reclassified amounts reflected herein for cost of goods sold, selling, general and administrative expenses and provision for income taxes (in thousands):

2005	**First Quarter**	**Second Quarter**	**Third Quarter**
Cost of goods sold			
as reported	**$329,993**	**$335,159**	**$351,927**
as revised	**330,816**	**335,966**	**352,784**
Selling, general and administrative expenses			
as reported	**46,458**	**48,509**	**50,605**
as revised	**45,801**	**47,868**	**49,914**
Provision for income taxes			
as reported	**1,414**	**356**	**(2,224)**
as revised	**1,248**	**190**	**(2,390)**

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Cost of goods sold				
as reported	$304,259	$331,791	$331,403	$343,471
as revised	305,015	332,305	332,312	344,299
Selling, general and administrative expenses				
as reported	48,101	51,296	48,583	51,375
as revised	47,528	50,964	47,856	50,730
Provision for income taxes				
as reported	2,712	1,848	(7,079)	4,103
as revised	2,529	1,666	(7,261)	3,920

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Cost of goods sold				
as reported	$267,830	$287,126	$299,771	$313,453
as revised	268,640	287,890	300,274	314,186
Selling, general and administrative expenses				
as reported	47,112	43,089	46,558	48,183
as revised	46,451	42,475	46,203	47,600
Provision for income taxes				
as reported	3,332	4,528	5,033	5,851
as revised	3,183	4,378	4,885	5,701

We computed the interim earnings per common and common equivalent share amounts as if each quarter was a discrete period. As a result, the sum of the basic and diluted earnings per share by quarter will not necessarily total the annual basic and diluted earnings per share. We had a net loss from continuing operations for the third quarter of fiscal 2004. In applying the treasury stock method for that period, we have not included the effect of stock options and awards in the denominator because the effect would be antidilutive. We excluded 542,000 shares of stock options and awards from the denominator for the third quarter of fiscal 2004.

Note 18. Subsequent Events (unaudited)

Announced Plant Closure

On October 4, 2005, we announced our decision to close our Marshville, North Carolina folding carton plant in the second quarter of fiscal 2006. In connection with the closing we incurred pre-tax restructuring and other costs of approximately $2.5 million for the quarter ended September 30, 2005, and expect to incur $0.8 million during the first quarter of fiscal 2006 and approximately $0.3 million in subsequent quarters. The restructuring costs include charges of approximately $2.5 million for equipment impairment. We also expect to incur operating costs of $0.5 million during the first quarter of fiscal 2006 and approximately $0.2 million in subsequent quarters, all of which are associated primarily with business interruption and inventory write-off. We estimate that approximately $2.7 million will be non-cash charges.

Increase in Receivables Facility

On October 26, 2005, the Company increased the size of its receivables-backed financing facility from $75 to $100 million in large part due to the increase in receivables contributed by the GSPP Acquisition. The facility is scheduled to expire on October 25, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Rock-Tenn Company

We have audited the accompanying consolidated balance sheets of Rock-Tenn Company as of September 30, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2005. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of Rock-Tenn Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and schedule referred to above present fairly, in all material respects, the consolidated financial position of Rock-Tenn Company at September 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Rock-Tenn Company's internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2005, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Atlanta, Georgia
December 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of
Rock-Tenn Company

We have audited management's assessment, included in Internal Control Over Financial Reporting Section of the accompanying Report of Management on Internal Control Over Financial Reporting, that Rock-Tenn Company maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Rock-Tenn Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Rock-Tenn Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the Internal Control over Financial Reporting section of the accompanying Report of Management on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of assets and liabilities of Gulf States' Paperboard and Packaging operations ("Gulf States") acquired on June 6, 2005, which is included in the 2005 consolidated financial statements of Rock-Tenn Company and constituted $573 million of total assets as of September 30, 2005, and $176 million of revenues for the year then ended. Our audit of internal control over financial reporting of Rock-Tenn Company also did not include an evaluation of the internal control over financial reporting of Gulf States.

In our opinion, management's assessment that Rock-Tenn Company and subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Rock-Tenn Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Rock-Tenn Company as of September 30, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2005, and our report dated December 14, 2005, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Atlanta, Georgia
December 14, 2005

ROCK-TENN COMPANY

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL STATEMENTS AND MAINTAINING ADEQUATE INTERNAL CONTROL OVER FINANCIAL REPORTING

Managements Responsibility for the Financial Statements

The management of Rock-Tenn Company is responsible for the preparation and integrity of the Consolidated Financial Statements appearing in our Annual Report on Form 10-K. The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates. Financial information in this Annual Report on Form 10-K is consistent with that in the financial statements.

Internal Control Over Financial Reporting

Management of our company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934 (**"Exchange Act"**). Our company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. Our internal control over financial reporting is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Business Conduct adopted by our company's Board of Directors that is applicable to all officers and employees of our Company and subsidiaries, as well as a Code of Business Conduct and Ethics for the Board of Directors that is applicable to all company Directors.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Rock-Tenn Company's internal control over financial reporting as of September 30, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. The scope of our efforts to comply with the Section 404 Rules with respect to fiscal 2005 included all of our operations other than those that we acquired in the June 6, 2005 acquisition of certain assets and liabilities of Gulf States Paper Corporation and certain of its related entities, substantially all of the assets of Gulf States Paperboard and Packaging operations (which we refer to as the **"GSPP Acquisition"**). In accordance with the SEC's published guidance, because we acquired these operations during the fiscal year, we excluded these operations from our efforts to comply with the Section 404 Rules with respect to fiscal 2005. Total assets as of September 30, 2005 and total revenues for the period ending September 30, 2005 were $573 million and $176 million, respectively. SEC rules require that we complete our assessment of the internal control over financial reporting of the GSPP operations within one year after the date of the GSPP Acquisition. Based on our assessment, excluding the operations discussed above, management believes that the Company maintained effective internal control over financial reporting as of September 30, 2005.

The Company's independent auditors, Ernst & Young LLP, an independent registered public accounting firm, are appointed by the Audit Committee of our Board of Directors. Ernst & Young LLP have audited and reported on the Consolidated Financial Statements of Rock-Tenn Company and subsidiaries, management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting. The reports of the independent registered public accounting firm are contained in this Annual Report.

Audit Committee Responsibility

The Audit Committee of our Board of Directors, composed solely of directors who are independent in accordance with the requirements of the New York Stock Exchange listing standards, the Exchange Act and the Company's Corporate Governance Guidelines, meets with the independent auditors, management and internal auditors periodically to discuss internal control over financial reporting and auditing and financial reporting matters. The Audit Committee reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Audit Committee. Our Audit Committee's Report can be found in our proxy statement for the annual meeting of our shareholders in January 2006.

JAMES A. RUBRIGHT,
Chairman and Chief Executive Officer

STEVEN C. VOORHEES,
Executive Vice President and
Chief Financial Officer

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable — there were no changes in and disagreements with accountants on accounting and financial disclosure.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and other procedures that are designed with the objective of ensuring the following:

- that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (the **"Exchange Act"**) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms; and

- that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chairman of the Board and Chief Executive Officer **("CEO")** and our Executive Vice President and Chief Financial Officer **("CFO")**, as appropriate to allow timely decisions regarding required disclosure.

We have performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2005, under the supervision and with the participation of our management, including our CEO and CFO. Based on that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of September 30, 2005, to provide reasonable assurance that material information relating to our company and our consolidated subsidiaries was made known to them by others within those entities before or during the period in which this annual report was being prepared.

In designing and evaluating our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do. Management also noted that the design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and that there can be no assurance that any such design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control Over Financial Reporting

The report called for by Item 308(a) of Regulation S-K is incorporated herein by reference to Report of Management on Internal Control Over Financial Reporting, included in Part II, Item 8 of this report.

The attestation report called for by Item 308(b) of Regulation S-K is incorporated herein by reference to Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, included in Part II, Item 8 of this report.

Management of the Company has evaluated, with the participation of our CEO and CFO, changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended September 30, 2005. In connection with such evaluation, we have determined that there has been no change in internal control over financial reporting during the fourth quarter that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

There have been no changes to our internal control over financial reporting that occurred since October 1, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CEO and CFO Certifications

Our CEO and CFO have filed with the Securities and Exchange Commission the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to this annual report on Form 10-K. In addition, on February 28, 2005, our CEO certified to the New York Stock Exchange that he was not aware of any violation by the Company of the NYSE corporate governance listing standards as in effect on February 28, 2005. The foregoing certification was unqualified.

Item 9B. *OTHER INFORMATION*

Not applicable.

PART III

Item 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

The sections under the heading ***"Election of Directors"*** entitled ***"Nominees for Election — Term Expiring 2009," "Incumbent Directors — Term Expiring 2007," "Incumbent Directors — Term Expiring 2008," "Committees of the Board of Directors — Audit Committee,"*** and ***"Codes of Business Conduct and Ethics — Code of Ethical Conduct for CEO and Senior Financial Officers,"*** and under the heading ***"Executive Officers"*** entitled ***"Identification of Executive Officers"*** in the Proxy Statement for the Annual Meeting of Shareholders to be held January 27, 2006 are incorporated herein by reference for information on the directors of the Registrant. The section under the heading ***"Additional Information"*** entitled ***"Section 16(a) Beneficial Ownership Reporting Compliance"*** in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 27, 2006 is also incorporated herein by reference.

Item 11. *EXECUTIVE COMPENSATION*

The section under the heading ***"Election of Directors"*** entitled ***"Compensation of Directors"*** and the sections under the heading ***"Executive Compensation"*** entitled ***"Summary Compensation Table," "Option Grants Table," "Aggregated Options Table,"*** and ***"Retirement Benefit Plans"*** and the information under the headings ***"Report on Executive Compensation"*** and ***"Stock Price Performance Graph"*** in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 27, 2006 are incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information under the heading ***"Common Stock Ownership by Management and Principal Shareholders"*** and the section under the heading ***"Executive Compensation"*** entitled ***"Equity Compensation Plan Information"*** in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 27, 2006 are incorporated herein by reference.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information under the heading ***"Certain Transactions"*** in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 27, 2006 is incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The sections under the heading ***"Independent Registered Public Accounting Firm"*** entitled ***"Fees"*** and ***"Audit Committee Pre-Approval of Services by the Independent Registered Public Accounting Firm"*** in the Proxy Statement for the Annual Meeting of Shareholders to be held on January 27, 2006 is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) 1. Financial Statements.

The following consolidated financial statements of our company and our consolidated subsidiaries and the Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8 of this report:

	Page
Consolidated Statements of Income for the years ended September 30, 2005, 2004 and 2003	41
Consolidated Balance Sheets as of September 30, 2005 and 2004	42
Consolidated Statements of Shareholders' Equity for the years ended September 30, 2005, 2004 and 2003	43
Consolidated Statements of Cash Flows for the years ended September 30, 2005, 2004 and 2003	44
Notes to Consolidated Financial Statements	46
Report of Independent Registered Public Accounting Firm	90
Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting	91

2. Financial Statement Schedule of Rock-Tenn Company.

The following financial statement schedule is included in Part IV of this report:

Schedule II — Valuation and Qualifying Accounts.

All other schedules are omitted because they are not applicable or not required.

3. Exhibits.

See separate Exhibit Index attached hereto and incorporated herein.

(c) See Item 15(a)(3) and separate Exhibit Index attached hereto and incorporated herein.

(d) Not applicable.

SCHEDULE II

ROCK-TENN COMPANY

September 30, 2005

Description	Balance at Beginning of Period	Charged to Costs and Expenses(1)	Other	Deductions	Balance at End of Period
			(In thousands)		
Year ended September 30, 2005:					
Allowance for Doubtful Accounts, Returns	**$6,431**	**$18,610**	**$867**	**$(20,845)**	**$5,063**
Reserve for Facility Closures and Consolidation	**1,152**	**2,685**	**—**	**(2,194)**	**1,643**
Year ended September 30, 2004:					
Allowance for Doubtful Accounts, Returns	5,475	19,460	—	(18,504)	6,431
Reserve for Facility Closures and Consolidation	170	3,392	—	(2,410)	1,152
Year ended September 30, 2003:					
Allowance for Doubtful Accounts, Returns	6,847	12,674	432	(14,478)	5,475
Reserve for Facility Closures and Consolidation	3,935	(853)	—	(2,912)	170

(1) We recorded the reserves in this column in connection with plant closings and employee terminations, net of reversals of $35, $0, and $1,109 in fiscal 2005, 2004, and 2003, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCK-TENN COMPANY

Dated: December 14, 2005

By: /s/ JAMES A. RUBRIGHT

James A. Rubright
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JAMES A. RUBRIGHT James A. Rubright	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 14, 2005
/s/ STEVEN C. VOORHEES Steven C. Voorhees	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 14, 2005
/s/ STEPHEN G. ANDERSON Stephen G. Anderson	Director	December 14, 2005
/s/ J. HYATT BROWN J. Hyatt Brown	Director	December 14, 2005
/s/ ROBERT B. CURREY Robert B. Currey	Director	December 14, 2005
/s/ RUSSELL M. CURREY Russell M. Currey	Director	December 14, 2005
/s/ G. STEPHEN FELKER G. Stephen Felker	Director	December 14, 2005
/s/ LAWRENCE L. GELLERSTEDT, III Lawrence L. Gellerstedt, III	Director	December 14, 2005
/s/ JOHN D. HOPKINS John D. Hopkins	Director	December 14, 2005
/s/ JAMES W. JOHNSON James W. Johnson	Director	December 14, 2005
/s/ JOHN W. SPIEGEL John W. Spiegel	Director	December 14, 2005
/s/ JAMES E. YOUNG James E. Young	Director	December 14, 2005

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
3.1	— Restated and Amended Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, File No. 33-73312).
3.2	— Articles of Amendment to the Registrant's Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000).
3.3	— Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2003).
4.1	— Credit Agreement dated as of June 6, 2005, among the Registrant; Rock-Tenn Company of Canada; Wachovia Bank, National Association and Bank of America, N.A., acting through its Canada branch, as the lenders; Wachovia Capital Markets, LLC, SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., and Banc of America Securities, as the joint book runners; Wachovia Capital Markets, LLC and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as the joint lead arrangers; SunTrust Bank, as syndication agent; Bank of America, N.A., as documentation agent; and the following subsidiaries of Rock-Tenn Company, as guarantors: Rock-Tenn Converting Company, Waldorf Corporation, PCPC, Inc., Rock-Tenn Company, Mill Division, LLC, Rock-Tenn Packaging and Paperboard, LLC, Rock-Tenn Mill Company, LLC, Rock-Tenn Shared Services, LLC, Rock-Tenn Services Inc., Alliance Display, LLC, Rock-Tenn Packaging Company, Rock-Tenn Company of Texas, Rock-Tenn Partition Company, Rock-Tenn Real Estate, LLC, Ling Industries Inc., 9124-1232 Quebec Inc., Groupe Cartem Wilco Inc., Wilco Inc., and Ling Quebec Inc. (incorporated by reference to Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
4.2	— The Registrant agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any instrument defining the rights of holders of long-term debt of the Registrant and all of its consolidated subsidiaries and unconsolidated subsidiaries for which financial statements are required to be filed with the Securities and Exchange Commission.
4.3	— Indenture between Rock-Tenn Company and SunTrust Bank, as successor trustee to Trust Company Bank (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-3, File No. 33-93934).
*10.1	— Rock-Tenn Company 1993 Employee Stock Option Plan and Amendment Number One to the Rock-Tenn Company 1993 Employee Stock Option Plan (incorporated by reference to Exhibits 99.1 and 99.2, respectively, to the Registrant's Registration Statement on Form S-8, File No. 333-77237).
*10.2	— Rock-Tenn Company Supplemental Executive Retirement Plan Effective as of October 1, 1994 (incorporated by reference to Exhibit 10.5 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000).
*10.3	— 2000 Incentive Stock Plan (incorporated by reference to the Registrant's definitive Proxy Statement for the 2001 Annual Meeting of Shareholders filed with the SEC on December 18, 2000).
*10.4	— 1993 Employee Stock Purchase Plan as Amended and Restated (incorporated by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8, File No. 333-77237), as amended by Amendment No. One to 1993 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2003), and as further amended by Amendment No. Two to 1993 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003), and as further amended by Amendment No. Three to 1993 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2004).

Exhibit Number	Description of Exhibits
*10.5	— Rock-Tenn Company Annual Executive Bonus Program (incorporated by reference to the Registrant's definitive Proxy Statement for the 2002 Annual Meeting of Shareholders filed with the SEC on December 19, 2001).
*10.6	— Rock-Tenn Company Supplemental Retirement Savings Plan as Effective as of May 15, 2003 (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-8, File No. 333-104870).
*10.7	— Amended and Restated Employment Agreement between Rock-Tenn Converting Company and James L. Einstein, dated as of February 21, 2003 (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended September 30, 2003).
*10.8	— 2004 Incentive Stock Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 10-K filed with the SEC on February 3, 2005).
*10.9	— 2005 Shareholder Value Creation Incentive Plan (incorporated by reference to Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).
12	— Statement re: Computation of Ratio of Earnings to Fixed Charges.
21	— Subsidiaries of the Registrant.
23	— Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	— Certification Accompanying Periodic Report Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, executed by James A. Rubright, Chairman of the Board and Chief Executive Officer of Rock-Tenn Company.
31.2	— Certification Accompanying Periodic Report Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, executed by Steven C. Voorhees, Executive Vice President and Chief Financial Officer of Rock-Tenn Company.

Additional Exhibits.

In accordance with SEC Release No. 33-8238, Exhibit 32.1 is to be treated as "accompanying" this report rather than "filed" as part of the report.

32.1	— Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by James A. Rubright, Chairman of the Board and Chief Executive Officer of Rock-Tenn Company, and by Steven C. Voorhees, Executive Vice President and Chief Financial Officer of Rock-Tenn Company.

---

* Management contract or compensatory plan or arrangement.

EXHIBIT 31.1

**CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, James A. Rubright, Chairman of the Board and Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Rock-Tenn Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JAMES A. RUBRIGHT

James A. Rubright
Chairman of the Board and
Chief Executive Officer

Date: December 14, 2005

A signed original of this written statement required by Section 302, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 302, has been provided to Rock-Tenn Company and will be retained by Rock-Tenn Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 31.2

CERTIFICATION ACCOMPANYING PERIODIC REPORT PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven C. Voorhees, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Rock-Tenn Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ STEVEN C. VOORHEES

Steven C. Voorhees
Executive Vice President and
Chief Financial Officer

Date: December 14, 2005

A signed original of this written statement required by Section 302, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 302, has been provided to Rock-Tenn Company and will be retained by Rock-Tenn Company and furnished to the Securities and Exchange Commission or its staff upon request.

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Non-GAAP Measures

We have included in the Annual Report financial measures that are not prepared in accordance with GAAP. Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. Below, we define the non-GAAP financial measure, provide a reconciliation of the non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP, and discuss the reasons that we believe this information is useful to management and may be useful to investors.

Net Debt (as defined)

We have defined the non-GAAP measure net debt to include the aggregate debt obligations reflected in our balance sheet, less the hedge adjustments resulting from terminated and existing interest rate derivatives or swaps, the balance of our cash and cash equivalents and certain other investments that we consider to be readily available to satisfy such debt obligations.

Our management uses net debt, along with other factors, to evaluate our financial condition. We believe that net debt is an appropriate supplemental measure of financial condition because it provides a more complete understanding of our financial condition before the impact of our decisions regarding the appropriate use of cash and liquid investments. Set forth below is a reconciliation of net debt to the most directly comparable GAAP measures, Total Current Portion of Debt and Total Long-term Debt, Less Current Portion, in thousands:

	September 30, 2005	March 31, 2005	September 30, 2004
Total Current Portion of Debt	**$ 62,079**	$ 75,090	$ 85,760
Total Long-term Debt, Less Current Portion	**853,002**	390,691	398,301
	915,081	465,781	484,061
Less: Hedge Adjustments Resulting From Terminated Interest Rate Derivatives or Swaps	**(12,255)**	(18,702)	(21,235)
Less: Hedge Adjustments Resulting From Existing Interest Rate Derivatives or Swaps	—	8,937	2,774
	902,826	456,016	465,600
Less: Cash and Cash Equivalents	**(26,839)**	(28,505)	(28,661)
Less: Investment in Marketable Securities	—	(31,230)	(28,230)
Net Debt	**$875,987**	**$396,281**	**$408,709**

Adjusted EBITDA and Pro-Forma Adjusted EBITDA

We have defined Adjusted EBITDA to reflect (1) EBITDA, defined as earnings (net income) before interest, taxes, depreciation and amortization, and (2) certain additional adjustments (a) to remove the impact of the following special items: interest income and income from discontinued operations, net of tax, and (b) to add back restructuring and other costs. Our management uses Adjusted EBITDA in evaluating operations because it believes the adjustments reflected in Adjusted EBITDA remove the effects of factors that are not representative of a company's core ongoing operations or otherwise distort trends in underlying operating results. While some of these special items may have occurred historically and may be considered to be recurring items for GAAP purposes, occurrence in future periods is dependent upon future business and economic factors, among other evaluation criteria, and may frequently be beyond the control of company management. We also believe that Adjusted EBITDA (as defined) is an appropriate supplemental measure of performance because it provides a more complete understanding of operating results before the impact of investing and financing transactions as well as income taxes, none of which we consider to be directly relevant to the efficiency of those operations. This non-GAAP measure is also among the primary measures used externally by investors, analysts and industry peers for purposes of valuation and comparing the operating performance of similar companies.

We have defined Pro Forma Adjusted EBITDA to reflect (1) Adjusted EBITDA and (2) additional adjustments that give effect and are directly attributable to the GSPP Acquisition, are expected to have continuing impact on us and are factually supportable. These adjustments take into account the costs of administrative functions provided by GSPP employees who did not become employees of our company, net of the incremental costs estimated to be incurred by us to provide those same administrative functions.

Our definitions of Adjusted EBITDA (as defined) and Pro Forma Adjusted EBITDA (as defined) may differ from other similarly titled measures at other companies. Adjusted EBITDA (as defined) and Pro Forma Adjusted EBITDA (as defined) are not defined in accordance with accounting principles generally accepted in the United States ("GAAP") and should not be viewed as alternatives to GAAP measures of operating results or liquidity. Rock-Tenn management believes that net income is the most directly comparable GAAP measure to Adjusted EBITDA (as defined) and that pro forma net income is the most directly comparable GAAP measure to Pro Forma Adjusted EBITDA (as defined).

We believe Adjusted EBITDA (as defined) and Pro Forma Adjusted EBITDA (as defined) of GSPP provide useful information to investors because our management used Adjusted EBITDA (as defined) and Pro Forma Adjusted EBITDA (as defined) of GSPP as the starting measure for our financial evaluation of the purchase price we would pay for the acquired business. We used Adjusted EBITDA (as defined) and Pro Forma Adjusted EBITDA (as defined) as a starting point to apply the assumptions and judgments necessary to estimate the future cash flows that we would expect to realize from the acquired business, which included assumptions regarding (a) our estimated future capital expenditures, (b) the future tax depreciation we would experience based on the step up in the tax basis of the acquired assets resulting from the purchase, (c) the expected interest costs we would incur on debt required to finance the acquisition, (d) the expected combined state and federal income tax rates on resulting income before income taxes and (e) numerous other matters that will impact the future cash flows of the business.

Our management uses Adjusted EBITDA (as defined), along with other factors, to evaluate ongoing operating performance, for internal planning and forecasting purposes and to evaluate potential acquisitions. We also use this measure as a tool to compare similar companies. We believe that our presentation and discussion of Adjusted EBITDA (as defined), together with the accompanying reconciliations, allows investors to view performance in a manner similar to management.

Rock-Tenn Company Adjusted EBITDA Fiscal Years 2005 — 2003

	2005	2004	2003
		(In millions)	
Net income	**$ 17.6**	$ 17.6	$ 29.6
Interest expense	**36.6**	23.6	26.9
Tax provision from continuing operations	**2.3**	0.9	18.1
Tax provision from discontinued operations	—	4.8	—
Depreciation and amortization	**84.0**	74.2	72.7
EBITDA	**140.5**	**121.1**	**147.3**
Interest and other income (loss)	**(0.4)**	0.1	(0.1)
Income from discontinued operations, net of taxes	—	(8.0)	—
Tax (provision) benefit from discontinued operations	—	(4.8)	—
Restructuring and other costs	**7.5**	32.7	1.5
Total adjustments	**7.1**	**20.0**	**1.4**
Adjusted EBITDA	**$147.6**	**$141.1**	**$148.7**

Rock-Tenn Company Adjusted EBITDA Trailing Twelve Months March 31, 2005

	Quarter Ended				Trailing Twelve Months March 31, 2005
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	
			(In millions)		
Net income	$(3.7)	$ 6.6	$ 0.5	$ 0.2	$ 3.6
Interest expense	5.9	5.9	6.4	6.8	25.0
Tax provision (benefit) from continuing operations	(7.3)	3.9	1.2	0.2	(2.0)
Tax provision from discontinued operations	0.2	—	—	—	0.2
Depreciation and amortization	18.4	18.6	18.5	18.6	74.1
EBITDA	**13.5**	**35.0**	**26.6**	**25.8**	**100.9**
Interest and other income (loss)	0.5	(0.1)	(0.2)	0.1	0.3
Income from discontinued operations, net of tax	(0.4)	—	—	—	(0.4)
Tax provision from discontinued operations	(0.2)	—	—	—	(0.2)
Restructuring and other costs	21.3	5.7	0.5	2.7	30.2
Total additional adjustments	21.2	5.6	0.3	2.8	29.9
Adjusted EBITDA	**$34.7**	**$40.6**	**$26.9**	**$28.6**	**$130.8**

GSPP Adjusted EBITDA 53 Weeks Ended April 3, 2005

	Fifty-Three Weeks January 2, 2005	Thirteen Weeks March 28, 2004	Thirteen Weeks April 3, 2005	Fifty-Three Weeks April 3, 2005
		(In millions)		
EBITDA Reconciliation				
Net income	$20.7	$ 2.9	$ 6.9	$24.7
Interest expense	—	—	—	—
Tax provision from continuing operations	10.1	1.2	3.5	12.4
Depreciation and amortization	39.3	9.8	9.6	39.1
EBITDA	**70.1**	**13.9**	**20.0**	**76.2**
Interest and other income	(1.0)	(0.2)	(0.2)	(1.0)
Restructuring and other costs	2.3	2.0	—	0.3
Total additional adjustments	1.3	1.8	(0.2)	(0.7)
Adjusted EBITDA	**$71.4**	**$15.7**	**$19.8**	**$75.5**

GSPP Pro Forma Adjusted EBITDA

	Fifty-Three Weeks Ended April 3, 2005
	(In millions)
Adjusted EBITDA	**$75.5**
Pro Forma Adjustments	
Divisional adjustments	1.6
Corporate allocation adjustments	12.0
Pro Forma Adjusted EBITDA	**$89.1**

During the 53 weeks ended April 3, 2005, GSPP was allocated $19.8 million of corporate overhead for various administrative functions by Gulf States. Most of the employees involved in providing these services will remain employees of Gulf States and will not become employees of Rock-Tenn. The pro forma adjustments of $12.0 million for the 53 weeks ended April 3, 2005 represents salaries, benefits and other costs for the Gulf States employees that did not become our employees. The adjustment has been reduced for our estimate of incremental costs we will incur to support the operations acquired. In addition, during the 53 weeks ended April 3, 2005, GSPP incurred costs of $1.6 million of overhead for various administrative functions at the Gulf State's pulp and paperboard, and packaging divisions. The employees involved in these functions did not become our employees. The pro forma adjustments of $1.6 million for the 53 weeks ended April 3, 2005 represents salaries, benefits and other costs for the Gulf States employees that did not become our employees.

Combined Pro Forma Adjusted EBITDA

	Rock-Tenn 12 Months Ended March 31, 2005	GSPP 53 Weeks Ended April 3, 2005	Pro Forma Combined
		(In millions)	
EBITDA	$100.9	$76.2	$177.1
Adjusted EBITDA	$130.8	$75.5	$206.3
Pro Forma Adjusted EBITDA	**$130.8**	**$89.1**	**$219.9**

Rock-Tenn Company Adjusted EBITDA Margin March 31, 2005 and Pro Forma Combined Adjusted EBITDA Margin

	Rock-Tenn 12 Months Ended March 31, 2005	Pro Forma Combined
	(In millions)	
Adjusted EBITDA	$ 131	$ 220
Net sales	$1,595	$2,082
Adjusted EBITDA Margin	**8%**	**11%**

Rock-Tenn Company Pro Forma Net Debt Adjusted

We have defined the non-GAAP measure Pro Forma Net Debt Adjusted to reflect the borrowing of the purchase price to include our net debt position at March 31, 2005 plus the borrowing of the purchase price of the GSPP Acquisition. Our management uses Pro Forma Net Debt to monitor our progress in its stated objective to reduce our proforma net debt after the acquisition by $180 million by September 2007.

	Pro Forma Net Debt
	(In millions)
Net debt at March 31, 2005	$396.3
GSPP Acquisition purchase price	549.5
Acquisition fees	2.7
Pro Forma Net Debt Adjusted to reflect the borrowing of the purchase price	**$948.5**

Rock-Tenn Company Pro Forma Adjusted Segment Income

We have defined Pro Forma Adjusted Segment Income to reflect (1) segment income and (2) certain adjustments that give effect and are directly attributable to the GSPP Acquisition, are expected to have continuing impact on our company and are factually supportable. These adjustments take into account the costs of administrative functions provided by GSPP employees who did not become employees of our company, net of the incremental costs estimated to be incurred by us to provide those same administrative functions.

Our definition of Pro Forma Adjusted Segment Income (as defined) may differ from other similarly titled measures at other companies. Pro Forma Adjusted Segment Income (as defined) is not defined in accordance with GAAP and should not be viewed as alternatives to GAAP measures of operating results or liquidity. Our management believes that segment income is the most directly comparable GAAP measure to Pro Forma Adjusted Segment Income (as defined).

We believe Pro Forma Adjusted Segment Income (as defined) of GSPP provide useful information to investors herein for the following reasons: Our management utilizes Pro Forma Adjusted Segment Income (as defined), along with other factors, to evaluate ongoing operating performance, for internal planning and forecasting purposes and to evaluate potential acquisitions. We believe that our presentation and discussion of Pro Forma Adjusted Segment Income (as defined), together with the accompanying reconciliations, allows investors to view performance in a manner similar to management.

Packaging Products Segment:

	Trailing Twelve Months(1)
	(In millions)
Rock-Tenn Packaging Products segment income	$31.7
GSPP Packaging segment income	3.3
Total	**35.0**
Pro forma adjustments	8.3
Pro Forma Adjusted Segment Income	**$43.3**

Paperboard Segment:

	Trailing Twelve Months(1)
	(In millions)
Rock-Tenn Paperboard Products segment income	$18.3
GSPP Pulp and Paperboard segment income	34.8
Total	**53.1**
Pro forma adjustments	5.4
Pro Forma Adjusted Segment Income	**$58.5**

Merchandising Displays and Corrugated Packaging Segment:

	Trailing Twelve Months(1)
	(In millions)
Rock-Tenn Merchandising Display and Corrugated Packaging segment income	$23.2
Pro forma adjustments	—
Pro Forma Adjusted Segment Income	**$23.2**

(1) Trailing Twelve Month Period is trailing twelve month period ended March 31, 2005 for Rock-Tenn and 53 week period ended April 3, 2005 for GSPP.

Credit Agreement EBITDA

Credit Agreement EBITDA is calculated in accordance with the definition contained in the company's Senior Credit Facility. Credit Agreement EBITDA is defined as Consolidated Net Income plus: consolidated interest expense, income taxes of the consolidated companies determined in accordance with GAAP, depreciation and amortization expense of the consolidated companies determined in accordance with GAAP, certain non-cash and cash charges incurred, and pro forma GSPP EBITDA calculated giving pro forma effect to the acquisition calculated in accordance with the methodology applied by the company in its financial statements filed with the SEC.

	Pro Forma Twelve Months Ended September 30, 2005
	(In millions)
Net income	$ 17.6
Plus/(minus):	
Interest expense	36.6
Income taxes	2.3
Depreciation and amortization	83.2
Permitted non-cash charges	2.0
Permitted cash charges	5.5
Pro forma GSPP EBITDA (10/1/04 — 6/5/05)	60.7
Credit Agreement EBITDA	**$207.9**

	Pro Forma GSPP EBITDA 10/1/04 - 6/5/05
	(In millions)
Net income	$16.7
Plus/(minus):	
Interest expense	—
Income taxes	8.4
Depreciation and amortization	26.5
Permitted non-cash charges	—
Permitted cash charges	0.1
Permitted pro forma adjustments	9.0
Pro Forma GSPP EBITDA (10/1/04 — 6/5/05)	**$60.7**

SHAREHOLDER INFORMATION

HOME OFFICE

504 Thrasher Street
Norcross, Georgia 30071
770-448-2193

TRANSFER AGENT AND REGISTRAR

SunTrust Bank
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

INVESTOR RELATIONS

Investor Relations Department
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071
770-448-2193
Fax: 770-263-3582

AUDITORS

Ernst & Young LLP
600 Peachtree Street
Suite 2800
Atlanta, Georgia 30308

DIRECT DEPOSIT OF DIVIDENDS

Rock-Tenn shareholders may have their quarterly cash dividends automatically deposited to checking, savings or money market accounts through the automatic clearinghouse system. If you wish to participate in the program, please contact:

SunTrust Bank
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

ANNUAL MEETING

Northeast Atlanta Hilton
5993 Peachtree Industrial Boulevard
Norcross, Georgia 30092
January 27, 2006
9:00 a.m.

COMMON STOCK

Rock-Tenn common stock trades on the New York Stock Exchange under the symbol RKT.

As of December 8, 2005, there were approximately 379 shareholders of record.

PRICE RANGE OF COMMON STOCK

	FISCAL 2005		FISCAL 2004	
	HIGH	LOW	HIGH	LOW
First Quarter	$ 16.60	$ 14.68	$ 17.99	$ 14.50
Second Quarter	$ 15.40	$ 13.05	$ 17.87	$ 13.35
Third Quarter	$ 13.60	$ 9.75	$ 17.00	$ 13.65
Fourth Quarter	$ 16.00	$ 12.28	$ 16.98	$ 13.15

Rock-Tenn provides superior marketing and packaging solutions to consumer product companies at very low costs. We attract capable, highly motivated people who seek an opportunity to apply their talents to build a great company. We are committed to relentless performance and to:

- Exceeding our customers' expectations every time
- Creating long-term shareholder value
- Encouraging and rewarding employee excellence



ROCK-TENN COMPANY

504 Thrasher Street
Norcross, Georgia 30071
770-448-2193
www.rocktenn.com